COCA-COLA CCA AMATIL

Annual Report 2007

Annual General Meeting

The Annual General Meeting will be held on Thursday, 15 May 2008 at 10am at the City Recital Hall, Angel Place (Pitt Street entrance), Sydney.

Coca-Cola Amatil Limited

ABN 26 004 139 397

Chairman's Review



Coca-Cola Amatil (CCA) delivered a record net profit after tax for the 2007 full year of $366.3 million, before significant items, representing an increase of $42.8 million or 13.2% on 2006. Over the past five years, CCA has delivered average net profit after tax growth of 12.3% per annum (before significant items), underpinning the 13.9% per annum average increase in dividends paid to shareholders over that period.

On a continuing operations basis, CCA delivered a record net profit after tax for the 2007 full year of $367.6 million, representing an increase of 17.2% on 2006, while earnings before interest and tax (EBIT) increased by $85.9 million, or 15.3%, to $648.4 million. The strong performance delivered in the first half of 2007 was repeated in the second half. On a continuing operations basis, EBIT for the second half increased by 16.7% on trading revenue growth of 6.6% and volume growth of 3.7%.

CCA's profit result has been achieved through the strong performance of the Australian and New Zealand beverage businesses, an excellent result from Indonesia and a solid contribution from our emerging alcohol business. The result has been driven by improved pricing and product mix, a number of successful new product launches, and the incremental earnings generated by our significant capital investment program and the Trans-Tasman business integration.

Earnings per share (EPS), before significant items, increased by 12.5% to 48.6 cents per share, while on a continuing operations basis EPS increased by 16.5% to 48.8 cents per share.

CCA also delivered an excellent cash flow result for the year, with operating cash flow increasing by $55.5 million to $523.9 million primarily as a result of improved earnings.

Return on average capital employed (ROCE) also materially improved, increasing to 19.0% from 16.3% in December 2006. The significant improvement in ROCE was primarily due to the strong underlying earnings growth in the business and the part-year impact of the reduction in CCA's capital employed as a result of the sale of the South Korean business in October 2007.

Dividend

Our strong financial performance enabled the Board to increase the final dividend to 20.0 cents a share, fully franked. For the full year, the total fully franked dividend was 35.5 cents a share, a 9.2% increase on last year, representing a payout ratio of 73.0% of net profit, before significant items.

Corporate Governance

CCA has an ongoing commitment to transparency and good corporate governance. The Annual Report includes a number of statements on the robust corporate governance structure and risk management framework prevailing throughout CCA. CCA has always maintained a high level of corporate governance and we continue to refine our practices in this area each year.

The Coca-Cola Company

The Board is pleased with the strengthening of the relationship between CCA and The Coca-Cola Company (TCCC). TCCC currently holds 30.4% of the shares in CCA, and nominates two Non-Executive Directors of the current nine member Board. CCA's Related Party Committee, comprising the Independent Directors, reviewed all material transactions between CCA and TCCC in 2007 and is an important forum for dealing with governance issues.

Corporate Social Responsibility

CCA strongly supports social and environmental activities through its community and environmental programs. These programs help to sustain business performance by strengthening the communities in which we operate, improving business efficiency and developing relationships with stakeholders, and ultimately leading to increased shareholder returns. CCA's sustainability report, Citizenship@CCA, measures our achievements under four pillars – Environment, Marketplace, Workplace and Community. I encourage you to read this report which is available on our website www.ccamatil.com.

Employees

One of the underlying strengths of the Group is the quality of its people. Their commitment to CCA's core values underpins the results achieved this year. On behalf of the Board, I would like to thank all employees for their special efforts and contributions in 2007.

David Gonski, AC
Chairman



2007 has been a successful year for CCA, marked by the delivery on all of the primary business drivers that were identified in our strategic review in April 2007.

These primary business drivers included:

1. Grow CCA's share of non-alcoholic beverages by continued expansion of the product portfolio;
2. Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand;
3. Actively review ownership options for the South Korean business, while maintaining its commitment to Indonesia, PNG and Fiji; and
4. Undertake a major IT infrastructure development to re-engineer business processes and create a world-class operating system.

We have continued to expand our non-alcoholic beverage portfolio with a number of successful new product launches, including Goulburn Valley premium juice, smoothies and fresh flavoured milk, the Kirks Sugar Free range, Pumped flavoured water and new Powerade Isotonic flavours.

In alcohol, we launched our three core premium beers in New Zealand in October. Miller Chill was launched in Australia in November, the first significant beer innovation in Australia for many years, and we also successfully launched Jim Beam & Zero Sugar Cola in September.

CCA's rapidly-growing alcohol business generated over $300 million in revenue[1] in 2007 from the sale of Pacific Beverages' premium beers and the Maxxium spirits portfolio. The business also delivered solid incremental earnings to CCA including contract manufacturing revenue on the Jim Beam alcoholic ready-to-drink range, various Maxxium sales incentives and the premium beer sales by Pacific Beverages. In addition, CCA's overheads were spread over a larger revenue base.

Additional capital investment of approximately $14 million in Indonesia in the last two years in new can, PET and hot-fill capacity continued to drive profitable growth in the modern food store channel.

The integration of CCA's Australian and New Zealand beverage businesses delivered savings in 2007 of over $10 million from improved revenue management initiatives and procurement savings. Further opportunities have been identified in raw materials and indirect expenses procurement, joint new product development and the sharing of best-practice technical innovation, all of which will be accelerated in 2008.

CCA's investment in a new technology platform across Australia and New Zealand is expected to deliver many process and operating efficiencies. The development, with implementation commencing later in 2008, will be phased in over a number of years and is expected to materially lower CCA's cost of doing business and deliver operating efficiency gains as the platform for the introduction of shared services across the CCA group.

Operations Review

Australia achieved an excellent result with EBIT growth of 12.3% on strong trading revenue and volume growth of 9.1% and 2.6% respectively. The result was achieved by the continued focus on new product and package innovation and price realisation, and on initial contribution from the emerging alcohol business. CCA's continued investment in new higher value premium products and packages such as Brand Coke in 385ml glass and slim line cans, Powerade Isotonic, and Pumped flavoured water delivered strong growth for the year as consumers responded positively to CCA's increased range of premium brand and pack combinations.

New Zealand & Fiji recovered from a difficult 2006 trading year to deliver a record EBIT growth of 19.5% on revenue growth of 9.1% and volume growth of 1.5%. This was an excellent result given the business was cycling the successful launch of Coca-Cola Zero in New Zealand in the first half of 2006.

Indonesia & PNG – The region more than doubled EBIT to $36.8 million, with strong volume growth of 7.2% and revenue growth of 4.5% as the economic recovery in Indonesia that commenced in the second half of 2006 continued throughout 2007.

Food & Services delivered EBIT growth of 5.1% on revenue growth of 5.5%, which was a solid result and was achieved despite the continuing impact on SPC Ardmona of the drought, increased commodity prices and increased competition from imported packaged fruit and vegetable products.

Pacific Beverages JV – Pacific Beverages achieved strong penetration with its premium beer brands particularly Peroni Nastro Azzurro and Miller Genuine Draft, achieving volume growth of more than 150% over 2006 when the brands were under other distribution arrangements.

1 Includes Maxxium revenue which is not reported in CCA accounts

Disposal of the South Korean Business

CCA completed the sale of its South Korean business to LG Household & Health Care Ltd (LGH&H) on 24 October 2007 for $520 million including net debt. The final loss on disposal after income tax expense was $49.4 million, or $46.3 million on a pre tax basis. This amount has been recognised as a significant item for 2007. Of the net sale proceeds, an amount of $38.6 million is held in escrow. In October 2008, the remaining escrow amount, less any amounts attributable to unresolved claims, is to be received by CCA and by April 2009, CCA will receive any remaining escrow amount.

Acquisition of Bluetongue Brewery

On 5 December 2007, Pacific Beverages, CCA's 50:50 alcohol joint venture with SABMiller plc acquired Bluetongue Brewery. Bluetongue's premium beer brands include Bluetongue Premium Lager, Bluetongue Premium Light, Bluetongue Traditional Pilsner, Bluetongue Alcoholic Ginger Beer and Bondi Blonde. The acquisition of Bluetongue Brewery adds a fast-growing and uniquely Australian premium beer brand to Pacific Beverages' existing portfolio of imported premium beers and fits perfectly with our strategy of developing our presence in the Australian premium beer market.

Brewery Development

Pacific Beverages intends to establish a boutique premium brewery at Warnervale in New South Wales in order to further accelerate its premium beer strategy. The brewery site, when completed, will enable Pacific Beverages to materially increase production of Bluetongue to meet increased national demand, while also providing capacity for the potential production of other Australian premium beer brands. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed during 2010 and will be jointly funded by CCA and SABMiller.

Off-Market Share Buy-Back

CCA successfully completed an off-market share buy-back on 29 January 2008. A total of 21.7 million shares, or approximately 2.9% of CCA's issued shares, were bought back at a price of $7.84, representing a maximum 14% discount to the applicable market price. Due to the positive tender response, a significant scale-back of approximately 60% was applied.

Outlook for 2008

The priorities for 2008 will be the continued expansion of CCA's non-alcoholic and premium alcoholic beverage portfolio and further realising the benefits of its Trans-Tasman business integration program. This will be achieved through significant capital and technology investments in Australia and New Zealand in cold drink equipment, automated warehousing, systems infrastructure and increased beverage production capacity.

We have some exciting new product launches in the pipeline for this year, with our major new product for the year, Glacéau Vitamin Water, launched in Australia in February. Glacéau has been a huge success in the United States where it now leads the enhanced water category.

Higher aluminium and PET input costs will continue to drive higher beverage Cost of Goods Sold (COGS) per unit case in 2008, albeit at a lower rate of increase than for the previous two years. Based on current forward commodity prices and CCA's prevailing hedge book, CCA expects the beverage COGS per unit case to moderate in 2008 with an increase by approximately 4% on a constant currency basis. This also includes an increase of approximately 1% to 2% due to mix for the full year as CCA's premiumisation strategy drives a higher value and higher cost product mix.

Capital expenditure for the full year 2008 is expected to be approximately 7% of revenue, including approximately 1% to 2% for infrastructure expenditure related to the commencement of construction of the high-bay warehouse at Eastern Creek and the SAP technology project.

The consumer spending environment will have challenges in 2008 with interest rate rises, higher petrol prices and higher food inflation. However, on the plus side, employment remains very strong and there are income tax cuts legislated for July. With the sale of the South Korean business our balance sheet is very strong and the 4.7 times EBIT interest cover is the highest interest cover in over 10 years.

At this early stage, we expect to be able to once again achieve good revenue growth in 2008. We remain optimistic that our strong performance in 2007 has established a sound platform for 2008 and that the business is in excellent shape to respond appropriately to changes in economic conditions or consumer sentiment.

Terry Davis
Group Managing Director

The following commentary summarises the Company's debt position, capital employed, capital expenditure, cash flow position, COGS and significant items.

Net Debt & Interest Cover

Net debt was significantly reduced during the year primarily as a result of the continued strong operating cash flow and the receipt of the net proceeds from the sale of the South Korean business. CCA has total committed debt facilities of approximately $2,200 million with an average maturity of 6.5 years, with total net debt of $1,607.3 million as at 31 December 2007.

Following the sale of the South Korean business, CCA's financial ratios have been further strengthened and the Company remains in a very strong position to continue the development of its multi-beverage strategy in 2008. EBIT[1] interest cover increased from 4.0 times at 31 December 2006 to 4.7 times at year end. CCA expects to be able to maintain an EBIT interest cover of 4.0 to 5.0 times in 2008.

$A million	2007	2006	Chg
Net Debt	**1,607.3**	2,074.6	(467.3)
Net debt / equity	**111.6%**	141.1%	(29.5 pts)
Interest cover (EBIT[1] / net interest)	**4.7x**	4.0x	0.7x

1 Before significant items

Capital Employed

Group capital employed decreased by $497.3 million since December 2006, primarily due to the reduction in the trading asset base, a result of the divestment of the South Korean business.

Working capital increased by $98.0 million primarily due to higher trade receivables resulting from increased trading activity; the inclusion of the $38.6 million escrow amount in respect of the sale of the South Korean business as a receivable; and higher inventory levels in Australia and SPC Ardmona.

Higher inventory levels were carried in November and December in Australia to provide higher levels of service to CCA's customers over the Christmas period. Significant improvements were made in out-of-stocks, return rates and delivery performance. CCA's quality score in Australia also placed the Company in the top ten for Coca-Cola bottlers in the world.

The net reduction in property, plant & equipment (PP&E) of $197.3 million was driven by the sale of the South Korean business. There was, however, an increase in Australian PP&E due to the automated warehouse development and increased beverage production capacity.

Capital Employed ($A million)	2007	2006	$ Chg
Working capital	**895.8**	797.8	98.0
Property, plant & equipment	**1,302.6**	1,499.9	(197.3)
IBAs & intangible assets	**1,441.6**	2,001.3	(559.7)
Deferred tax liabilities	**(153.3)**	(327.9)	174.6
Derivatives – non-debt	**15.6**	(31.1)	46.7
Other net assets / (liabilities)	**(454.3)**	(394.7)	(59.6)
Capital Employed	**3,048.0**	3,545.3	(497.3)
Return on average capital employed (ROCE) %[1]	**19.0%**	16.3%	2.7 pts

1 Before significant items

Other material movements in investments in bottling agreements (IBA) and other intangible assets, deferred income tax liability, derivatives – non-debt and other net assets / (liabilities), were as a result of the sale of the South Korean business in October 2007.

Group ROCE increased by a very strong 2.7 percentage points to 19.0% from the full year 2006 result of 16.3% primarily due to the strong growth in earnings and the impact of the part-year reduction in capital employed as a result of the disposal of the South Korean business.

Capital Expenditure

Capital expenditure increased by $19.3 million to $300.3 million or 6.8% of trading revenue. The increase in capex in Australia was primarily due to the first stage of construction of the new automated warehouse facility at the Northmead manufacturing operation, additional beverage can production capacity in South Australia and New South Wales, a new hot-fill beverage line in Queensland and the initial spend on the development of the SAP integrated systems project announced in April 2007.

The decrease in the Food & Services Division capital expenditure was due to cycling the high first half 2006 investment in cold drink equipment for the Australian beverage operations and the completion of the warehouse at SPC Ardmona. The reduction in New Zealand & Fiji is largely due to the increased capital expenditure in the first half of 2006 on the automated warehouse project in Auckland, while the reduction in Indonesia & PNG reflects a similar first half 2006 up-weighted investment in cold drink equipment and returnable containers.

Capital expenditure / trading revenue	2007	2006	% Chg
Australia	**5.4%**	2.8%	2.6 pts
New Zealand & Fiji	**10.6%**	14.0%	(3.4 pts)
Indonesia & PNG	**7.1%**	8.2%	(1.1 pts)
Food & Services	**12.0%**	18.8%	(6.8 pts)
South Korea	**3.8%**	2.5%	1.3 pts
CCA Group	**6.8%**	6.5%	0.3 pts

CCA remains committed to a significant capital investment program in order to drive organic growth. Major infrastructure projects, including the Melbourne, Sydney and Auckland automated distribution centres and increased beverage production capacity across all regions further strengthen the growth capability of the business.

Cash Flow

Operating cash flow was very strong, increasing by $55.5 million to $523.9 million, with much of the improvement driven by improved earnings.

Free cash flow remained very strong at $271.0 million. Higher levels of capital expenditure and the cycling of the sale of properties in Australia and South Korea in 2006 drove the broadly flat free cash flow result.

Cash Flow ($A million)	2007	2006	$ Chg
EBIT (before significant items)	**653.1**	580.5	72.6
Depreciation & amortisation	**176.8**	201.2	(24.4)
Cash impact of Significant Items	**11.9**	(41.1)	53.0
Change in working capital	**(98.0)**	(69.2)	(28.8)
Net Interest paid	**(139.8)**	(150.9)	11.1
Taxation paid	**(141.5)**	(129.4)	(12.1)
Other	**61.4**	77.3	(15.9)
Operating cash flow	**523.9**	468.4	55.5
Capital expenditure	**(300.3)**	(281.0)	(19.3)
Proceeds from sale of PP&E & other	**47.4**	84.2	(36.8)
Free cash flow	**271.0**	271.6	(0.6)

Cost of Goods Sold

Higher commodity input costs continued to impact on CCA's beverage manufacturing cost base. On a constant currency basis and excluding South Korea, beverage COGS per unit case increased by 6.3% for both the second half and the full year, driven by the higher cost of aluminium and PET resin, partially offset by a stronger Australian dollar.

Significant Items – South Korea

For 2007, CCA reported significant item charges of $59.4 million before tax and $55.6 million after tax in relation to the 2006 extortion threat and impairment of the South Korean business in the first half and the disposal of the business in the second half.

Warwick White

Managing Director – Australasia – Age 46

Appointed in November 2002

Background: Warwick has 24 years in the Coca-Cola system and rejoined Coca-Cola Amatil in November 2002 as the Managing Director of Australia.

Warwick has held mainly marketing and general management roles since joining the Coca-Cola system in the early 1980s. Prior to joining CCA, Warwick was the Regional Director for Coca-Cola Hellenic Bottling Company with responsibility for Ireland, Poland, Hungary, Czech Republic and Slovakia. This was preceded by 13 years in Great Britain, Europe and Ireland in progressively more senior roles.

Peter Kelly

Managing Director – Asia – Age 42

Appointed in August 2005

Background: Peter has over 18 years in the Coca-Cola system, joining The Coca-Cola Company in 1988 in Marketing and CCA in 1993 to take up state and then national general management roles. Most recent roles have been as Director of Business Development for the CCA Group and as Director of Operations and Logistics for the Australian business.

George Adams

Managing Director – New Zealand & Fiji – Age 41

Appointed in December 2003

Background: A Fellow of the Institute of Chartered Accountants in Ireland, George joined CCA on 1 December 2003. George has 13 years experience in the Coca-Cola bottling system having previously spent 10 years with Coca-Cola Hellenic Bottling Company in a number of progressively senior Finance, Commercial and IT roles in Europe. He has also worked as Finance Director for British Telecom Regions based in Northern Ireland. George was also recently appointed to the Board of the New Zealand Food and Grocery Council.

John Seward

Managing Director – Indonesia & PNG – Age 51

Appointed in August 2004

Background: John has spent ten years in the Coca-Cola system, joining CCA in 2004 having run the Nigerian Bottler for Coca-Cola Hellenic Bottling Company since 1997. Prior to this, he has held senior positions in the FMCG and the packaging businesses in Europe, the Middle East and in the US. The majority of his career has been in sales and operations both in staff and general management roles and he brings a wealth of international experience to CCA.

Nigel Garrard

Managing Director – Food & Services – Age 47

Appointed in February 2005

Background: A qualified Chartered Accountant, Nigel joined SPC Ltd in 2000 as Managing Director and has over 15 years experience in the food industry. He was instrumental in the successful merger of SPC and Ardmona Foods, creating one of Australia's leading food manufacturers. Prior to joining SPCA, Nigel undertook a number of regional roles in Australia and New Zealand over a 10 year period with the US based Chiquita Brands International. Nigel is currently Chairman of National Food Industry Strategy Ltd and a Director of Victorian Relief Foodbank Ltd.

Nessa O'Sullivan

Chief Financial Officer – Operations – Age 43

Appointed in March 2008

Background: A Fellow of the Institute of Chartered Accountants in Ireland and a graduate of University College Dublin. Nessa joined CCA in May 2005 as CFO for the Australia business. Prior to joining CCA Nessa held the role of CFO and VP for the Australia/ New Zealand region of Yum! Restaurants International. She spent 12 years with Yum! in senior roles in Finance, Strategic Planning and IT. Nessa holds dual Irish and Australian citizenship and has worked in Europe, the United States, and Australia.

Ken McKenzie

Chief Financial Officer – Statutory & Compliance – Age 57

Appointed in March 2008

Background: Ken has been with Coca-Cola Amatil for 23 years where he has held a number of senior financial roles resulting in extensive M&A and corporate planning & reporting experience. He was instrumental in the demerger of CCA's European businesses through the public listing on the London Stock Exchange and the acquisition of CCA's Indonesian business. Most recently, Ken has been the Group Financial Controller for Coca-Cola Amatil for the last 6 years. Ken is a qualified CPA with a Master of Commerce from the University of New South Wales and has further attended international universities such as MIT and Insead. Outside of CCA, Ken is a member of the Financial Reporting Panel and the ASIC Standing Committee.

Board of Directors

David Gonski, AC

Chairman, Non-Executive Director (Independent) – Age 54

Joined the Board in October 1997 – Chairman of Related Party Committee and Nominations Committee and member of Audit & Risk Committee, Compensation Committee and Compliance & Social Responsibility Committee.

Background: Solicitor for 10 years with the law firm of Freehills and thereafter a corporate adviser in the firm of Wentworth Associates, now part of the Investec group.

Degrees: B Com; LLB (UNSW) FAICD, FCPA

Other Listed Company Boards: Westfield Group; Singapore Airlines Limited; Australian Securities Exchange Ltd.

Other Directorships held in the last three years: ING Group (resigned 2004); John Fairfax Holdings Ltd (resigned 2005); Australia and New Zealand Banking Group Ltd (resigned 2007).

Government & Community Involvement: Chancellor of the University of New South Wales; Chairman, UNSW Foundation Limited; Chairman of Sydney Grammar School.

Terry Davis

Group Managing Director, Executive Director – Age 50

Appointed in November 2001

Background: Joined CCA in November 2001 after 14 years in the global wine industry with most recent appointment as the Managing Director of Beringer Blass (the wine division of Foster's Group Ltd).

Other Listed Company Boards: St George Bank Limited.

Government & Community Involvement: Council Member, University of New South Wales Council; Member, AOC (NSW) Fundraising Committee – Beijing 2008.

Catherine Brenner

Non-Executive Director (Independent) – Age 37

Joined the Board on 2 April 2008 – Member of Related Party Committee and Nominations Committee.

Background: Ms Brenner is a former Managing Director of ABN AMRO Rothschild where, prior to that appointment, she had held various senior roles in the mergers and acquisitions and equity capital markets divisions. She is experienced in both corporate advisory and equity capital markets, including takeovers, capital raisings and trade sales. Ms Brenner was a corporate lawyer, prior to becoming an investment banker.

Degrees: BEc and LLB (Macquarie University), MBA (Australian Graduate School of Management)

Other Listed Company Boards: Centennial Coal Company Limited and Cryosite Limited.

Other Directorships held in the last three years: Trafalgar Corporate Group Limited (resigned 2008).

Government & Community Involvement: Director, Australian Brandenburg Orchestra.

Jillian Broadbent, AO

Non-Executive Director (Independent) – Age 59

Joined the Board in February 1999 – Chairman of Compliance & Social Responsibility Committee, member of Compensation Committee, Nominations Committee and Related Party Committee.

Background: Extensive experience in international banking, principally with Bankers Trust Australia, advising a wide range of corporate clients on risk management.

Degree: Bachelor of Arts (major in Economics and Mathematics) from University of Sydney.

Other Listed Company Boards: Woodside Petroleum Ltd.

Government & Community Involvement: Director, Reserve Bank of Australia; Director, SBS Corporation.

Irial Finan

Non-Executive Director (Nominee of TCCC) – Age 50

Joined the Board in August 2005 – Member of Audit & Risk Committee and Compliance & Social Responsibility Committee.

Background: Has had 26 years within the Coca-Cola system including recently as Chief Executive Officer of Coca-Cola Hellenic Bottling Company SA. Currently, President, Bottling Investments & Supply Chain for The Coca-Cola Company.

Degree: Bachelor of Commerce from National University of Ireland in Galway and an Associate (later Fellow) of the Institute of Chartered Management Accountants.

Other Listed Company Boards: Coca-Cola Enterprises, Coca-Cola FEMSA, Coca-Cola Hellenic Bottling Company; Supervisory board of Coca-Cola Enterprises AG; Voluntary Advisor for NUY Galway Foundation Board (National University Ireland) and Co-operation Ireland USA.

Geoffrey Kelly

Non-Executive Director (Nominee of TCCC) – Age 63

Joined the Board in April 2004 – (previously having been a Director between 1996 and 2001). Member of Compensation Committee.

Background: Joined The Coca-Cola Company in 1970 and has held legal positions with TCCC in the US, Asia and Europe. Currently Senior Vice President and General Counsel, Chief Legal Officer of The Coca-Cola Company.

Degree: Law Degree from University of Sydney.

Wal King, AO

Non-Executive Director (Independent) – Age 63

Joined the Board in February 2002 – Member of Related Party Committee, Nominations Committee and Compliance & Social Responsibility Committee.

Background: Worked in the construction industry for 35 years and since 1987 has been the Chief Executive Officer of Leighton Holdings Limited, a company with substantial operations in Australia and Asia.

Degrees: Bachelor of Engineering; Master of Engineering Science and Honorary Doctor of Science from University of New South Wales.

Other Listed Company Boards: Leighton Holdings Limited.

Government & Community Involvement: Director, University of New South Wales Foundation Ltd; Council Member, University of New South Wales Council; Foundation Member, New South Wales Infrastructure Council; President, Australian Constructors Association; Member, Business Council of Australia.

David Meiklejohn

Non-Executive Director (Independent) – Age 66

Joined the Board in February 2005 – Chairman of Audit & Risk Committee, and member of Nominations Committee, Related Party Committee and Compliance & Social Responsibility Committee.

Background: Strong experience in finance and financial management and as a Company Director. Chief Financial Officer of Amcor Limited for 19 years until retirement in June 2000.

Degree: Bachelor of Commerce from Queensland University.

Other Listed Company Boards: PaperlinX Ltd (Chairman); Australia and New Zealand Banking Group Ltd; Mirrabooka Investments Limited.

Other Directorships held in the last three years: SPC Ardmona Ltd (Chairman) (2005); GasNet Australia Group (Deputy Chairman) (2004); WMC Resources Ltd (2005); OneSteel Ltd (2005).

Government and Community Involvement: President of the Melbourne Cricket Club.

Mel Ward, AO

Non-Executive Director (Independent) – Age 66

Joined the Board in February 1999 – Chairman of Compensation Committee, member of Audit & Risk Committee, Nominations Committee and Related Party Committee.

Background: A Company Director since February 1992 when retired as Managing Director of Telecom Australia and Chairman of Telecom Australia (International) Ltd.

Degrees: Bachelor of Engineering (Honours) and Master of Engineering Science from Queensland University.

Other Listed Company Boards: Macquarie Communications Infrastructure Group; Pro Medicus Ltd (Chairman); Transfield Services Ltd; West Australian Newspapers Ltd.

Other Directorships held in the last three years: Insurance Manufacturers of Australia Limited, Major Performing Arts Board of the Australia Council for the Arts.

General Counsel and Company Secretary

George Forster

General Counsel and Company Secretary – Age 53

Background: Joined CCA in April 2005 as General Counsel. Appointed Company Secretary on 14 February 2007. Extensive experience as a corporate and commercial lawyer of over 30 years including being a partner of a leading Australian law firm and legal adviser to, and Company Secretary of, a number of major coporates.

Degrees: Bachelors of Law and Commerce from the University of New South Wales.

Corporate Governance

At Coca-Cola Amatil (CCA), the Board of Directors is committed to achieving best practice in the areas of corporate governance and business conduct. This Corporate Governance Statement reports on the main corporate governance principles and practices followed by CCA as required by the ASX Listing Rules.

The Company has followed the best practice recommendations established in the ASX Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations'.

The role of the board

The Board represents shareholders and has the ultimate responsibility for managing CCA's business and affairs to the highest standards of corporate governance and business conduct. The Board operates on the principle that all significant matters are dealt with by the full Board and has specifically reserved the following matters for its decisions:

- the strategic direction of the Company;
- approving budgets and other performance indicators, reviewing performance against them and initiating corrective action when required;
- ensuring that there are adequate structures to provide for compliance with applicable laws;
- ensuring that there are adequate systems and procedures to identify, assess and manage risks;
- ensuring that there are appropriate policies and systems in place to ensure compliance;
- monitoring the Board structure and composition;
- appointing the Group Managing Director (MD) and evaluating his or her ongoing performance against predetermined criteria;
- approving the remuneration of the MD and remuneration policy and succession plans for the MD and senior management;
- ensuring that there is an appropriate focus on the interests of all stakeholders; and
- representing the interests of and being accountable to the Company's shareholders.

To assist in its deliberations, the Board has established five main committees which, apart from routine matters, act primarily in a review or advisory capacity. These are the Related Party Committee, Nominations Committee, Audit & Risk Committee, Compensation Committee and Compliance & Social Responsibility Committee. Details of each Committee are set out in this report. The delegation of responsibilities to those committees will only occur provided that sufficient systems are in place to ensure that the Board is meeting its responsibilities. The responsibility for implementing the approved business plans and for the day-to-day operations of CCA is delegated to the MD who, with the management team, is accountable to the Board.

Composition of the Board

The composition of the Board is based on the following factors:

- the Chairman is a Non-Executive Director and is independent;
- the MD is the Executive Director;
- The Coca-Cola Company has nominated two Non-Executive Directors (currently Geoffrey Kelly and Irial Finan);
- the majority of the Non-Executive Directors are independent;
- one third of the Board (other than the MD) is required to retire at each Annual General Meeting and may stand for re-election. The Directors to retire shall be those who have been longest in office since their last election;
- a Director who has been appointed by the Board to fill a casual vacancy is required to be considered for re-election by the shareholders at the next Annual General Meeting.

The Board is comprised of the following nine members:

Name	Position	Independent	Appointed
David Gonski, AC	Chairman, Non-Executive Director	Yes	1997
Catherine Brenner*	Non-Executive Director	Yes	2008
Jillian Broadbent, AO	Non-Executive Director	Yes	1999
Wal King, AO	Non-Executive Director	Yes	2002
David Meiklejohn	Non-Executive Director	Yes	2005
Mel Ward, AO	Non-Executive Director	Yes	1999
Irial Finan**	Non-Executive Director	No	2005
Geoffrey Kelly**	Non-Executive Director	No	2004
Terry Davis	Executive Director and Group Managing Director	No	2001

* Appointed 2 April 2008
**Nominated by The Coca-Cola Company

Directors – independence

A Director is considered independent provided he or she is free of any business or other relationship with CCA or a related party, which could reasonably be perceived to materially interfere with the exercise of their unfettered and independent judgement. A related party for this purpose would include The Coca-Cola Company.

When a potential conflict of interest arises, the Director concerned withdraws from the Board meeting while such matters are considered. Accordingly, the Director concerned takes no part in discussions nor exercises any influence over the Board if a potential conflict of interest exists. Transactions with The Coca-Cola Company are reviewed by the Related Party Committee. Related party transactions are disclosed in Note 36 to the financial statements.

Related Party Committee

The Related Party Committee is comprised of the six independent Non-Executive Directors (and does not include any Directors who are or have been associated with a related party. The MD and the CFO attend meetings by invitation).

The Committee reviews transactions between CCA and its related parties to ensure that the terms of such transactions are no more favourable than would reasonably be expected of transactions negotiated on an arms length basis. It meets prior to each scheduled Board meeting to review all material transactions of CCA in which The Coca-Cola Company, or any other related party, is involved.

Directors – selection

The composition of the Board is considered regularly by the Nominations Committee and any recommendations presented to the full Board. The review ensures that the Board has available an appropriate mix of abilities and experience to serve the interests of all shareholders.

The process of appointing a Director is that, when a vacancy exists or is expected, the Nominations Committee identifies candidates with the appropriate expertise and experience. The Board reviews the candidates and the most suitable person is either appointed by the Board and comes up for re-election at the next Annual General Meeting or is recommended to shareholders for election at a shareholders' meeting.

CCA also encourages its shareholders to nominate persons of suitable skills and experience for Board positions. The website contains a nomination form and any nomination, made in good faith, will be considered by the Nominations Committee.

Nominations Committee

The Nominations Committee is comprised of six independent Non-Executive Directors (it does not include any Directors who are or have been associated with a related party). The Committee reviews the Board's composition to ensure that it comprises Directors with the right mix of skills and experience to enable it to fulfil its responsibilities to shareholders. The Committee also identifies suitable candidates for appointment to the Board and reviews general matters of corporate governance. The Committee has also been given responsibility for reviewing the Company's standards of corporate governance.

Directors – induction and training

On appointment, each Non-Executive Director is required to acknowledge the terms of appointment as set out in their letter of appointment. The appointment letter covers, inter alia, the term of appointment, duties, remuneration and expenses, rights of access to information, other directorships, dealing in CCA's shares and termination.

On appointment, each Director is provided with the Company's policies and briefed on the content by the Company Secretary. Directors have available to them a series of training programs, covering such topics as the Board's role, Board composition and conduct, risks and responsibilities of company directors, to ensure that they are fully informed on current governance issues.

Independent professional advice

For the purposes of the proper performance of their duties, Directors are entitled to seek independent professional advice at CCA's expense. Before doing so, a Director must notify the Chairman (or the MD in the Chairman's absence) and must make a copy of the advice available to all Directors.

Ethical standards

Code of Conduct

The Board recognises the need to observe the highest standards of corporate practice and business conduct. To this end, CCA has established a formal Code of Conduct, which requires management and employees to adopt high ethical standards in all of CCA's activities.

The Audit & Risk Committee is responsible for ensuring effective compliance policies exist to ensure compliance with the requirements established in the Code of Conduct.

The Code contains procedures for identifying and reporting any departures from the required standards. CCA has also established a system for distribution of the Code at appropriate intervals to employees and for them to acknowledge its receipt.

The Code sets standards of behaviour expected from everyone who performs work for CCA – Directors, employees and individual contractors. It is also expected that CCA's suppliers will enforce a similar set of standards with their employees.

Share ownership and dealings

Under the terms of the Non-Executive Directors' Share Plan, a minimum of 25% (and up to 100%) of CCA Directors' base fees are salary sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Non-Executive Directors' Share Plan for the benefit of that Director. Details of all holdings by Directors in the Company are set out in the Directors' Report on page 15.

Directors are subject to the Corporations Act 2001 which restricts their buying, selling or subscribing for securities in CCA if they are in possession of inside information. The Board has also adopted a formal policy for share dealings by Directors and senior management. Except for shares purchased on the first business day of each month under the Non-Executive Directors' Share Plan, the policy allows for the buying and selling of CCA shares only during the four week periods following the release of the full year and half year results and the Annual General Meeting, unless exceptional circumstances apply. The policy prohibits speculative transactions involving CCA shares and reinforces the prohibition on insider trading contained in the Corporations Act 2001.

Financial reporting

The MD and Chief Financial Officer have provided a written certificate to the Board that the Statutory Accounts comply with Accounting Standards and other mandatory reporting requirements in all material respects, that they give a true and fair view in all material respects of the financial position and performance of the Company, and that management's risk management and internal controls over the financial report are operating effectively and efficiently in all material respects.

Risk management

The Board is responsible for ensuring that there are adequate systems and procedures in place to identify, assess and manage risks. CCA's Audit & Risk Committee reviews reports by members of the management team (and independent advisers, where appropriate) during the year and, where appropriate, makes recommendations to the Board in respect of:

- overall business risk in CCA's countries of operation;
- treasury risk (including currency and borrowing risks);
- procurement;
- insurance;
- taxation;
- litigation; and
- other matters as it deems appropriate.

The Committee also reviews and, where appropriate, makes recommendations to the Board in respect of policies relating to the above matters. This includes ensuring that CCA has systems that identify, assess, monitor and manage risk. The internal and external audit functions also review CCA's risk assessment and management. The internal and external audit functions are separate and independent of each other.

In addition to the risk management duties of the Audit & Risk Committee, the Board has retained responsibility for approving the strategic direction of CCA and ensuring the maintenance of the highest standards of quality. This extends beyond product quality to encompass all ways in which CCA's reputation and its products are measured. The Board monitors this responsibility through the receipt of regular risk assessment reports and management presentations.

Audit & Risk Committee

The Audit & Risk Committee comprises four Non-Executive Directors (the MD and Chief Financial Officers (CFO) attend meetings by invitation). The Committee is chaired by an independent Non-Executive Director who is not the Chairman of the Board.

The key responsibilities of the Committee are: Audit – the review of the auditor's performance, the professional independence of the auditor, audit policies, procedures and reports, as a direct link between the Board and the auditor. Financial Statements – the review of CCA's financial statements, the effectiveness and compliance with accounting policies and standards and adequacy of disclosures. Risk Management – the review of policies and reports on all major categories of risk including, but not limited to, overall business risk in CCA's operations, treasury risk (including currency and borrowing risks), procurement, insurance, taxation and litigation.

The Committee ensures that there are effective policies covering such matters as treasury policy, procurement policy, code of conduct and whistle blowing.

Continuous disclosure

The following principles, consistent with the continuous disclosure obligations under ASX Listing Rules, govern CCA's communication:

- CCA will, in accordance with the ASX Listing Rules, immediately issue to ASX any information that a reasonable person would expect to have a material effect on the price or value of CCA's securities;
- CCA's Disclosure Committee manages the day-to-day continuous disclosure issues and operates flexibly and informally. It is responsible for compliance, coordinating disclosure and educating employees about CCA's communication policy; and
- all material information issued to ASX, the Annual Reports, full year and half year results and presentation material given to analysts is published on CCA's website (www.ccamatil.com.au). Any person wishing to receive advice by email of CCA's ASX announcements can register at www.ccamatil.com.au.

The Company Secretary is the primary person responsible for communication with ASX. In the absence of the Company Secretary, the Investor Relations Manager is the contact.

Only authorised spokespersons can communicate on behalf of the Company with shareholders, the media or the investment community.

Communication with shareholders

The rights of CCA's shareholders are detailed in CCA's Constitution. Those rights include electing the members of the Board. In addition, shareholders have the right to vote on important matters which have an impact on CCA.

To allow shareholders to effectively exercise these rights, the Board is committed to improving the communication to shareholders of high quality, relevant and useful information in a timely manner. CCA has adopted the following communication framework:

- an ongoing communication program – regular, comprehensive and publicly available disclosures to be undertaken covering important topics including performance and governance issues;
- contact information – contact details for the Investor Relations department and Company Secretary are provided to facilitate and encourage communication;
- communication responsibilities – identification of the items that are appropriate for Board comment and those for management comment;
- communication policy – a publicly disclosed policy that covers all forms of communication, including meetings, telephone calls, email and other written communications; and
- policy review – regular Board review to ensure adherence to the communication policy.

CCA's communication policy (a copy is available on the Company website at www.ccamatil.com.au/disclosurepolicy.asp) requires that shareholders be informed about strategic objectives and major developments. CCA is committed to keeping shareholders informed and improving accessibility to shareholders through:

- Australian Securities Exchange (ASX) announcements;
- company publications (including the Annual Report and Shareholder News);
- the Annual General Meeting (and its web casting);
- the Company website (www.ccamatil.com.au);
- the investor contact number (61 2 9259 6159); and
- a suggestion box on the website.

Communication with shareholders continued

CCA's shareholders are encouraged to make their views known to the Company and to directly raise matters of concern. From time to time, CCA requests meetings with its shareholders and shareholder interest groups to share views on matters of interest. The views of those parties are shared with the Board on a regular basis, both by the Chairman and management.

Annual General Meeting

Shareholders are encouraged to attend CCA's Annual General Meeting and use this opportunity to ask questions. The Annual General Meeting will remain the main opportunity each year for the majority of ordinary shareholders to comment and to question CCA's Board and management.

CCA is committed to improving the efficiency of its Annual General Meetings and encourages participation of shareholders through:

- the prior collection of shareholder questions for answering during the meeting. Questions can be submitted either by completing the relevant form accompanying the notice of meeting or by emailing CCA at aus_investor_relations@anz.ccamatil.com. Questions that have been lodged, and their answers, are posted on the Company website at the FAQ section;
- providing a process to ensure that shareholders are considerate of each other's right to participate;
- providing an opportunity after each Annual General Meeting to discuss matters with the Board and management; and
- web-casting the proceeding for shareholders unable to attend in person. Copies of the speeches delivered at the meeting are posted to the website after delivery.

Further, the external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Directors – performance review

A review of Directors' performance is undertaken at least every two years and if a majority of Directors consider a Director's performance falls below the predetermined criteria required, then the Director has agreed to retire at the next Annual General Meeting and a resolution will be put to shareholders to vote on the re-election of that Director. The last performance review was undertaken in 2007.

Remuneration

On an annual basis, the Compensation Committee obtains data from external remuneration sources to ensure the Company's remuneration practices are in line with market conditions. Full details of the Committee's responsibilities and the Remuneration Policy are set out in the Remuneration Report on page 18 of this Annual Report.

Compensation Committee

The Compensation Committee comprises four Non-Executive Directors (the MD attends by invitation). A majority of members must be independent Non-Executive Directors.

The Committee reviews matters relating to the remuneration of the Executive Director and senior management, as well as senior management succession planning.

Interests of stakeholders

CCA acknowledges the importance of its relationships with its shareholders and other stakeholders including employees, contractors and the wider community. CCA believes that being a good corporate citizen is an essential part of business and pursues this goal in all the markets in which it operates. In 2007, CCA published its first Sustainability Report which focuses on four pillars of commitment – Environment, Marketplace, Workplace and Community. This Report can be viewed on the CCA website at www.ccamatil.com.au.

The Compliance & Social Responsibility Committee was established in 2006. The structure and responsibilities of the Committee are set out below.

Compliance & Social Responsibility Committee

The Compliance & Social Responsibility Committee comprises five Non-Executive Directors. The Committee regularly reviews and reports to the Board on compliance with laws including occupational health and safety, environmental protection, product safety and trade practices.

The Committee also reviews policies reflecting on the Company's reputation, including quality standards, dealing in the Company's securities and disclosure. In respect of social responsibility, it reviews reports and makes recommendations to the Board, where appropriate, in respect of political donations, community sponsorship and support and all issues pertaining to sustainability that may be relevant to the Company.

Other board committees

To assist in its deliberations, the Board has established a further two committees which attend to routine matters:

The Administration Committee and the Securities Committee meet as required.

Composition: Any two Directors or a Director and the CFO.

The Administration Committee attends to routine matters, particularly the execution of documents in the normal course of business.

The Securities Committee attends to routine matters relating to the allotment of securities.

Best practice recommendations

The following table summarises CCA's compliance with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

	Compliance	2007 Annual Report reference
1.1 Formalise and disclose the functions reserved to the Board and those delegated to management.	✓	page 9
2.1 A majority of the Board should be Independent Directors.	✓	page 9
2.2 The Chairperson should be an Independent Director.	✓	page 9
2.3 The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.	✓	page 9
2.4 The Board should establish a Nomination Committee.	✓	page 10
2.5 Provide the information indicated in Guide to reporting on Principle 2.	✓	
3.1 Establish a code of conduct to guide Directors, the Chief Executive Officer (or equivalent), the Chief Financial Officer (or equivalent) and any other key executives as to: • the practices necessary to maintain confidence in the Company's integrity; and • the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	✓	page 10
3.2 Disclose the policy concerning trading in Company securities by Directors, officers and employees.	✓	page 10
3.3 Provide the information indicated in Guide to reporting on Principle 3.	✓	
4.1 Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	✓	page 10
4.2 The Board should establish an Audit Committee.	✓	page 11
4.3 Structure the Audit Committee so that it consists of: • only Non-Executive Directors; • a majority of Independent Directors; • an independent Chairperson, who is not Chairperson of the Board; and • at least three members.	✓	page 11
4.4 The Audit Committee should have a formal charter.	✓	page 11
4.5 Provide the information indicated in Guide to reporting on Principle 4.	✓	
5.1 Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	✓	page 11
5.2 Provide the information indicated in Guide to reporting on Principle 5.	✓	

Best practice recommendations continued

		Compliance	2007 Annual Report reference
6.1	Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	✓	page 11
6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	✓	page 12
7.1	The Board or appropriate committee should establish policies on risk oversight and management.	✓	page 11
7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: • the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and • the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	✓[1]	
7.3	Provide the information indicated in Guide to reporting on Principle 7.	✓	
8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key executives.	✓	page 12
9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	✓[2]	page 12
9.2	The Board should establish a Remuneration Committee.	✓	page 12
9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of executives.	✓	
9.4	Ensure that payment of equity based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	✓[3]	
9.5	Provide the information indicated in Guide to reporting on Principle 9.	✓	
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	page 10

The above disclosure should be read in conjunction with the following:

1 CCA has reported its compliance with this recommendation in accordance with the guidelines detailed in the 'Guide to Compliance with ASX Principle 7: Recognise and Manage Risk' prepared by the Group of 100 and endorsed by the ASX Corporate Governance Council;

2 Disclosure of remuneration policy and procedures is set out in page 18 of the Annual Report; and

3 Equity based remuneration paid to the MD is approved annually by shareholders.

Directors' Report

The Directors submit hereunder their Report on Coca-Cola Amatil Limited (Company, CCA or CCA Entity) and its subsidiaries (Group or CCA Group) for the financial year ended 31 December 2007.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited in office during the financial year and until the date of this Report and the beneficial interest of each Director in the share capital of the Company are detailed below –

	Ordinary shares No.	Long Term Incentive Share Plan[1] No.	Non-Executive Directors' Share Plan[1] No.	Non-Executive Directors' Retirement Share Trust[1] No.	Executive Salary Sacrifice Share Plan[1] No.
Directors in office at the date of this Report					
David Michael Gonski, AC	50,471	–	176,985	89,808	–
Jillian Rosemary Broadbent, AO	3,546	–	19,482	32,899	–
Terry James Davis	266,932	298,225	–	–	167,964
Irial Finan	–	–	10,109	–	–
Geoffrey James Kelly	1,420	–	14,158	–	–
Wallace Macarthur King, AO	1,200	–	32,790	6,824	–
David Edward Meiklejohn	5,715	–	11,941	–	–
Melvyn Keith Ward, AO	2,902	–	19,458	32,446	–

1 Beneficial interest held subject to conditions of the Plan.

Particulars of the qualifications, other directorships, experience and special responsibilities of each Director are set out on page 7 of the Annual Report.

Dividends

	Rate per share ¢	Fully franked per share ¢	Amount $M	Date paid or payable
Final dividend declared on ordinary shares (not recognised as a liability)	20.0	20.0	146.8	7 April 2008
Dividends paid in the year –				
Final dividend on ordinary shares for 2006	18.0	18.0	135.2	2 April 2007
Interim dividend on ordinary shares for 2007	15.5	15.5	116.9	2 October 2007

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company does not have a parent entity. The address of the registered office of the Company is set out on page 116 of the Annual Report.

Employees

The Group had 15,666 employees as at 31 December 2007 (2006: 18,060).

Operating and financial review

Principal activities and operations

The principal activities of the Group during the financial year ended 31 December 2007 were –

- the manufacture, distribution and marketing of carbonated soft drinks, still and mineral waters, fruit juices, coffee and other alcohol-free beverages;
- the processing and marketing of fruit, vegetables and other food products; and
- the manufacturing and distribution of premium beer brands and the premium spirit portfolio of global distributor Maxxium for Pacific Beverages Pty Ltd, a joint venture entity between CCA and SABMiller plc.

The Group's principal operations were in Australia, New Zealand, Fiji, Indonesia and Papua New Guinea (PNG). The Group's operation in South Korea was discontinued on 24 October 2007.

Financial results

The Group's net profit attributable to members of the Company was $310.7 million, compared to $282.4 million in 2006. The net profit attributable to members includes a loss after tax of $56.9 million from the discontinued South Korean operation.

The Group's net profit from continuing operations was $367.6 million, compared to $313.6 million in 2006, representing a 17.2% increase from last year.

The Group's trading revenue from continuing operations for the financial year was $3,931.8 million, compared with $3,641.6 million for 2006. Earnings before interest and tax (EBIT) from continuing operations increased by 15.3% to $648.4 million, compared to $562.5 million in 2006.

The Group's net finance costs from continuing operations for the financial year were $132.4 million, compared to $134.5 million in 2006.

Operating cash flow increased by 11.8% to $523.9 million compared with $468.4 million in 2006.

Review of operations

The EBIT contribution from each operating segment of the continuing operations was as follows –

- Australian Beverage business EBIT increased by 12.3% to $446.0 million, compared with $397.3 million in 2006;
- New Zealand & Fiji Beverage business EBIT increased by 19.5% to $77.8 million, compared with $65.1 million in 2006;
- Indonesia & PNG Beverage business EBIT increased by 109.1% to $36.8 million, compared to $17.6 million in 2006; and
- Food & Services EBIT increased by 5.1% to $87.0 million, compared with $82.8 million in 2006.

Further details of the operations of the Group during the financial year are set out on pages 1 to 5 of the Annual Report.

Significant changes in the state of affairs

On 20 August 2007, CCA announced that it had signed a formal sale and purchase agreement with LG Household & Health Care Ltd (LGH&H) for the sale of CCA's South Korean business. The disposal of the South Korean business was completed on 24 October 2007, on which date control of the business passed to LGH&H.

During the year, CCA acquired a coffee business and related assets for a total consideration of $10.7 million. CCA also increased its investment in Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc in August 2006, to principally fund the acquisition of Bluetongue Brewery Pty Ltd.

In the opinion of the Directors, there have been no other significant changes in the Group's state of affairs or principal activities during the twelve months to 31 December 2007.

Future developments

Information on the future developments of the Group and its business strategies are included in the front section of this Annual Report.

While the Company continues to meet its obligations in respect of continuous disclosure, further information of likely developments, business strategies and prospects has not been included here because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Environmental regulation and performance

Management of environmental issues is a core component of operational management within the Group's businesses. The Group is committed to understanding and minimising any adverse environmental impacts of its beverage and food manufacturing activities, recognising that the key areas of environmental impact are water use, energy use and post sale to consumer waste.

Group policy is to ensure all environmental laws and permit conditions are observed. The Group monitors its environmental issues at an operational level, overlaid with a compliance system overseen by the Compliance & Social Responsibility Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Directors' meetings

The number of Directors' meetings (including meetings of Committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are detailed below –

	Board of Directors		Audit & Risk Committee[2]		Compliance & Social Responsibility Committee[3]		Compensation Committee[4]		Related Party Committee[5]		Nominations Committee[6]		Other Committees[7]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meeting held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No of meetings attended	No. of meetings attended
Directors in office at the end of the financial year													
D.M. Gonski, AC	6	6	1	1	4	4	5	5	8	8	1	1	2
J.R. Broadbent, AO	6	6	–	–	4	4	5	5	8	8	1	1	–
T.J. Davis	6	6	–	–	–	–	–	–	–	–	–	–	12
I. Finan[1]	6	4	4	1	4	2	–	–	–	–	–	–	–
G.J. Kelly[1]	6	5	–	–	–	–	5	3	–	–	–	–	–
W.M. King, AO	6	5	–	–	4	3	–	–	8	6	1	1	–
D.E. Meiklejohn	6	5	4	4	4	3	–	–	8	7	1	1	–
M.K. Ward, AO	6	4	4	4	–	–	5	5	8	7	1	1	–

1 Non-residents of Australia.

2 The Audit & Risk Committee reviews matters relevant to control systems so as to effectively safeguard the Company's assets, accounting records held to comply with statutory requirements and other financial information. It consists of four Non-Executive Directors. Refer to the Corporate Governance section on page 9 of the Annual Report for further details on this and other Committees.

3 This Committee reviews systems of control so as to effectively safeguard against contraventions of the Company's statutory responsibilities and to ensure there are policies and procedures in place to protect the Company's reputation as a responsible corporate citizen. It consists of five Non-Executive Directors.

4 This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of four Non-Executive Directors.

5 This Committee reviews agreements and business transactions with related parties. It consists of five Non-Executive Directors who are not associated with a related party.

6 This Committee reviews the composition of the Board, including identifying suitable candidates for appointment to the Board and reviews general matters of corporate governance. It consists of five independent Non-Executive Directors.

7 Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors, or any one Director and the Chief Financial Officer.

Committee membership

As at the date of this Report, the Company had an Audit & Risk Committee, a Compliance & Social Responsibility Committee, a Compensation Committee, a Related Party Committee and a Nominations Committee of the Board of Directors.

Members acting on the Committees of the Board during the year were –

Audit & Risk	Compliance & Social Responsibility	Compensation	Related Party	Nominations
D.E. Meiklejohn[1]	J.R. Broadbent, AO[1]	M.K. Ward, AO[1]	D.M. Gonski, AC[1]	D.M. Gonski, AC[1]
D.M. Gonski, AC[2]	D.M. Gonski, AC	D.M. Gonski, AC	J.R. Broadbent, AO	J.R. Broadbent, AO
I. Finan	I. Finan	J.R. Broadbent, AO	W.M. King, AO	W.M. King, AO
M.K. Ward, AO	W.M. King, AO	G.J. Kelly	D.E. Meiklejohn	D.E. Meiklejohn
	D.E. Meiklejohn		M.K. Ward, AO	M.K. Ward, AO

1 Chairman of the relevant Committee.

2 Appointed to the Committee on 8 August 2007.

Directors' and officers' liability insurance

The Company has paid the premium for directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its subsidiaries as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Remuneration report

This remuneration report outlines the Director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the remuneration report in accordance with Corporations Amendment Regulations 2006 (No. 4). For the purposes of this report, key management personnel of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the Company, and includes the five executives in the Company and the Group receiving the highest remuneration. The information contained in this report has been audited.

For the purposes of this report, the term executive encompasses the senior executives, general managers and secretaries of the Company and the Group.

Compensation Committee

a) Function

The Compensation Committee (the Committee) is a Committee of the Board of Directors. Its functions are to review –

- issues relating to the remuneration of CCA's Group Managing Director, senior executives and Non-Executive Directors;
- senior executives succession planning; and
- general matters of remuneration and succession planning.

b) Membership

The Committee will comprise four Non-Executive Directors. The CCA Board appoints the Chairman of the Committee.

c) Meetings

The Committee will meet at a minimum of three times per year. The normal meeting schedule will be four meetings per year, being in February, June, August and December. The Committee can also meet on such other occasions as deemed necessary by the Chairman. A quorum for meetings will be two members. CCA's Group Managing Director, Human Resources Director and Remuneration Manager will be in attendance for the meetings. The Chairman of the Committee will report the findings and recommendations of the Committee to the Board at its next meeting.

d) Responsibilities

Remuneration

On an annual basis, the Committee will –

- obtain data from external remuneration sources to ensure the Company's remuneration practices are in line with market conditions;
- review the Group Managing Director's remuneration package, incentive payments and termination arrangements and where appropriate make recommendations to the Board;
- review and approve all material remuneration components of senior executive remuneration packages and incentive payments (at CCA job grade C and above);
- review country retirement plans;
- review and approve senior executive variable incentive plan rules and participation for the forthcoming year (both annual cash plans and the Long Term Incentive Share Plan); and
- review and where appropriate make recommendations to the Board for changes to Non-Executive Director remuneration.

The Committee also reviews any appointments, terminations and changes to remuneration during the year for those senior executives reporting directly to the Group Managing Director.

Succession planning

On at least an annual basis, the Committee will review the succession plans for the Group Managing Director and senior executives.

e) Authority

With respect to remuneration –

- for senior executives, the Committee has the authority to approve remuneration, policies and procedures. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director and Non-Executive Director remuneration will be referred to the Board.

With respect to succession planning –

- for senior executives, the Committee has the authority to approve. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director succession planning will be referred to the Board.

Remuneration Policy

The Committee is responsible for reviewing the nature and amount of the Group Managing Director's and senior executives' remuneration. In determining the composition and amount of the Group Managing Director's and senior executives' remuneration, the Committee applies the Company's Remuneration Policy in which the main principles and practices are as follows –

- remuneration will be competitively set to attract, motivate and retain top calibre executives;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, both short term and long term, which will –
  - link executive reward with the strategic goals and performance of the Group;
  - align the interests of executives with those of shareholders;
  - reward the Group Managing Director and senior executives for Group, business unit (where applicable) and individual performance against appropriate benchmarks and targets; and
  - ensure total remuneration is competitive by market standards;
- remuneration will be reviewed annually by the Committee through a process that considers Group, business unit and individual performance. The Committee will also consider pertinent advice from external consultants on current international and local market practices and will take account of market comparisons for similar roles together with the level of responsibilities of the individual;
- remuneration systems will complement and reinforce the Company's Code of Conduct and succession planning; and
- remuneration and terms and conditions of employment will be specified in an individual letter of employment and signed by the Company and the executive. The relationship of remuneration, potential annual incentive and long term incentive payments is established for each level of executive management by the Committee. For executives, the potential incentive payments as a proportion of total potential remuneration increase with seniority and responsibility in the organisation.

Remuneration structure

The Company's remuneration structure provides the flexibility to design individual remuneration packages for the Group Managing Director and executives based on their importance to the success of the business and their potential to impact business performance.

Remuneration structure continued

The remuneration of the Group Managing Director and executives comprises fixed remuneration and at risk remuneration, as follows –

- fixed remuneration – including base salary, benefits such as superannuation; and
- at risk remuneration –
  - short term incentive; and
  - long term incentive.

The remuneration of Non-Executive Directors comprises base fees, Board Committee fees and superannuation guarantee where prescribed by law.

The Group Managing Director and senior executives' total remuneration is targeted at the 75th percentile of comparable positions in comparable companies. However, this remuneration will only be achieved if the individual and Company performance targets are met.

The markets against which total remuneration is benchmarked will vary by position and total remuneration will be benchmarked to that of companies that are comparable to CCA. The remuneration of the Group Managing Director will continue to be benchmarked against that of other Australian and where applicable international companies comparable to CCA.

The Company's approach in recent years is to move to have a greater component of at risk remuneration for executives and for senior executives to have higher levels of shareholding in CCA. At risk remuneration as a percentage of total remuneration may vary depending on the importance of the individual to the success of the business and their potential to impact on business performance.

a) Fixed remuneration

Fixed remuneration comprises base salary and benefits (including superannuation) and includes any applicable fringe benefits tax reflecting CCA's total cost to the Company approach. The base remuneration is determined on an individual basis, considering the size and scope of the role, the importance of the role to the Company and the competitiveness of the role in the market place.

Fixed remuneration also includes deferred remuneration payable under the terms of a service agreement, which is either a once only payment in cash or a once only award of CCA shares made at the completion of a specified employment period.

Fixed remuneration does not vary over the course of a year due to performance. Remuneration packages (including fixed components of base salaries and benefits and variable components) are reviewed annually, and there are no guaranteed increases to any remuneration component.

The Committee considers pertinent advice from external remuneration consultants on fixed remuneration (including base salary) taking account of international and local market practices and market comparisons for similar roles, together with the level of responsibility, performance and potential of the executive.

b) At risk remuneration

At risk remuneration comprises both short term (annual) and long term incentives. The annual incentive and long term incentive are an integral part of CCA's approach to competitive performance based remuneration. These at risk components of the Group Managing Director and senior executives' remuneration are intended to ensure an appropriate proportion of the remuneration is linked to growth in shareholder value and the achievement of key operational targets. The Group Managing Director and senior executives' remuneration is linked to performance through short and long term incentives as follows –

Short Term Incentive Plan (STIP)

The STIP provides the opportunity for executives to earn an annual cash incentive that is subject to the achievement of targets that are set at the beginning of the financial year. The Board annually invites the Group Managing Director and senior executives to participate in the STIP. Both on target and maximum STIP amounts are set by reference to the external market of CCA's appropriate peers. The incentives are valued in the executive's remuneration package at an on-target value, which assumes 100% achievement of the targets. Company performance targets are reviewed and approved by the Committee at the beginning of the year and are clearly defined and measurable.

The STIP aims to provide a focus on key objectives for each year, to emphasise team performance and to identify and reward individual contribution. Payments from the STIP are determined based on the performance of the Group or business unit and individual performance over the past year.

Group performance is based on achievement of volume and net operating profit after tax (NOPAT) targets against budget. Business unit performance is based on achievement of earnings before interest and tax targets against budget and where relevant for the business unit, achievement of volume targets against budget. These performance measures have been selected as they directly align the executives' reward to the key performance drivers of the Company. Individual performance is based on the achievement of pre-determined key performance indicators.

The Committee reviews annually the ongoing appropriateness of the STIP, the Plan rules and the degree of difficulty in meeting the targets. At the completion of the financial year, the Committee relies on audited financial results for calculating payments in accordance with the Plan rules. The Committee reviews the actual performance against the targets, considers individual performance and taking into account all material factors affecting the business, approves all incentive payments for the past financial year prior to payment being made in March of the following financial year. The incentive is paid in cash for all countries with the exception of Australia, where 10% of the incentive earned up to target and 100% of any incentive earned over target (up to a maximum of 120%) is required to be sacrificed into CCA ordinary shares. An executive can also elect to have up to a further 15% of the earned incentive sacrificed into shares. Shares must remain in trust for twelve months, after which a participant may withdraw the shares.

Long Term Incentive Share Plan (LTISP)

The Board annually invites the Group Managing Director and senior executives to participate in the performance based LTISP. The LTISP was established in 2002, replacing both a long term cash incentive plan and subsequently the Executive Option Plan, which had no performance hurdles.

The LTISP creates a direct link between the financial performance of the Company, the value created for shareholders and the reward earned by key executives. In addition, the LTISP assists in retention of the senior executives and provides a mechanism for executives to increase their holding of shares, ensuring better alignment with shareholders. Both threshold and maximum LTISP amounts are set by reference to the external market of CCA's appropriate peer group of companies.

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Remuneration structure continued

Long Term Incentive Share Plan (LTISP) continued

The LTISP offers the executive a right to an ordinary share in the Company, subject to the achievement of the applicable performance conditions –

- in respect of the 2004-2006, 2005-2007, 2006-2008 performance periods, half of the award is subject to a Total Shareholder Return (TSR) measure and half of the award is subject to the measurement of achievement of average annual growth in NOPAT over the period. The NOPAT hurdle was selected as it is a stretching and "line of sight" hurdle for the Plan participants, with achievement of the hurdle directly correlating to improved shareholder value. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 and 2006-2008 plans; and
- in respect of the 2007-2009 performance period, half of the award is subject to a TSR measure and half of the award is subject to the measurement of achievement of average annual growth in earnings per share (EPS) over the period. EPS has been selected to replace the NOPAT hurdle as it is considered to be a more appropriate key indicator of the financial success of the business, and achievement of the EPS target will have a positive impact on TSR.

At the completion of the relevant plan period, an external consultant undertakes the TSR calculations in accordance with a pre-determined TSR methodology and the Plan rules. For those plans subject to a NOPAT/EPS performance measure, the Committee relies on audited financial results and the award of shares is calculated in accordance with the Plan rules. The Committee reviews the calculations and approves all awards prior to the shares being awarded.

For each performance hurdle an appropriate vesting scale rewards a greater number of shares for over-achievement of the minimum threshold. Details of each plans vesting scales are provided on pages 23 to 27. On-target total remuneration for an executive is premised on achieving the threshold performance (i.e. 51st percentile for TSR).

For the 2007-2009 LTISP, following feedback from shareholders prior to the 2006 Annual General Meeting, the vesting scale for the Group Managing Director was altered so that in effect he received 67.5% of his originally proposed threshold award. On review, the Board believed that reducing the on-target or threshold award for the other executives invited into this plan would reduce their on-target total remuneration to an extent where their remuneration becomes less competitive and increases the risk of retaining key executives at a time when labour markets are very competitive. As a result, the original vesting scales remained unchanged for this group, and two vesting scales now operate for this particular plan (one vesting scale for the Group Managing Director and the second for all other executives in the plan).

Further detail on the performance conditions, peer groups, maximum awards and retesting is provided in the accompanying summary of the terms and conditions of the LTISP on pages 23 to 27. If the executive ceases to be employed before the end of the performance period by reason of death, disablement, retirement or redundancy, or for such other reason determined by the Board, the following proportion of shares offered to the executive in respect of that performance period will be allocated subject to the Board's discretion –

- if more than one-third of the performance period has elapsed, the number of shares to be allocated will be pro rated over the performance period and the performance condition will apply at the date of cessation of employment; and
- where less than one-third of the performance period has elapsed, none of the shares will be allocated.

In the event of a change of control of the Company prior to the end of a performance period, the threshold number of shares offered to the executive in respect of the performance period will be allocated to the executive irrespective of whether the performance condition has been satisfied.

Once shares have been allocated following the achievement of the performance conditions, there remains a restriction on executives disposing of a minimum portion of 25% of the shares allocated to them under the LTISP for two years after allocation in accordance with a prescribed scale. The restrictions on disposal will cease if an executive ceases employment and may be waived by the Board in special circumstances such as change of control or other events affecting the issued capital of the Company.

Any awards under the LTISP are made in accordance with the rules of the LTISP. The shares are offered to the executives at no cost. At the end of the performance period and subject to the satisfaction of the performance condition(s), any shares allocated will be acquired by the Plan trustee and under the Plan rules can either be acquired by purchase of shares on the Australian Securities Exchange (ASX) at the prevailing market price or by subscription for new shares at no cost to the executive. To date, all awards of shares earned by executives have been purchased on market.

Executive Retention Share Plan (ERSP)

The Board approved a new Executive Retention Share Plan in early 2007, and invited key senior executives to participate. The Group Managing Director is not eligible to participate without shareholder approval and was not invited to participate in the 2007-2009 ERSP.

Retention of key executives is viewed as critical to the success of CCA over the next three years especially given that in most of the markets that CCA operates in there is a shortage of senior executive talent. The ERSP complements the LTISP and offers an award of shares at the end of a three year period with no performance hurdles attached, providing the executive is still employed by the Company. The 2007-2009 ERSP is a conversion of a portion of the annual LTISP award into the ERSP award. Three years worth of one-third of the annual on-target LTISP award is reallocated as the total equivalent number of shares in the ERSP, with the corresponding plans being reduced accordingly. Whilst it is recognised that this award alone will not guarantee retention and that senior executive retention varies amongst individuals for many varied and complex reasons (including amongst other things meaningful career paths, succession planning and employee engagement) by offering some tangible reward in the form of CCA shares this does provide a direct incentive for the participant to remain employed with the Group through until vesting date. Once the shares vest, there is no further holding restriction.

If an executive leaves the employment of CCA prior to the completion of the three year period no shares are vested. If the executive ceases to be employed before the end of the three year period by reason of death, disablement, retirement or redundancy, or for such other reason determined by the Board, the number of shares to be allocated will be pro rated over three year period.

In early 2007 a total of 69 executives were awarded a combined award of 437,587 shares in the 2007-2009 ERSP with a vesting in early 2010. As at the beginning of 2008, only two of the group of 69 executives have left the employment of the CCA Group.

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Executive Retention Share Plan (ERSP) continued

The Board also approved an Indonesian Key Executive Retention Plan for 23 local Indonesian managers, given specific retention issues within this particular group, with half the award conditional upon meeting pre-determined EBIT targets and half the award conditional upon being employed at the completion of the Plan period. A total of 23 Indonesian managers were invited to participate for a combined award of 64,650 shares, vesting on 31 December 2008.

Speculative trading

Under CCA's Policy of Dealing in CCA Shares, Directors and executives are prohibited from dealing in short term or speculative trading in the Company's shares and transactions in the derivative markets.

The prohibition on short term or speculative trading includes direct dealings in the Company's shares and transactions in the derivative markets involving exchange traded options, share warrants and similar instruments.

The entering into of all types of "protection arrangements" for any CCA shares (or CCA products in the derivative markets) that are held directly or indirectly by Directors or senior management (including both in respect of vested and unvested shares in any Director or employee share plan) are prohibited at any time, irrespective of whether such protection arrangements are entered into during trading windows or otherwise.

The movement of shares during the reporting period held directly, indirectly or beneficially, by the Group Managing Director is disclosed in Note 33 to the financial statements.

CCA's financial performance

The following details CCA's financial performance over the last six years –

Year end 31 December	2002	2003	2004	2005	2006	2007
Total dividends (cents per share)	18.5	23.0	28.0	31.5	32.5	35.5
Net operating profit after tax[1] ($M)	205.5	238.8	274.3	320.5	323.5	366.3[3]
Share price at 31 December[2] ($)	5.27	6.23	8.13	7.71	7.76	9.48

1 Net profit before significant items.

2 Share price at 31 December 2001 was $5.98.

3 Includes operating result for South Korea of $1.3 million loss.

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CCA's financial performance continued

CCA's share price against the ASX all Industrials Top 100 (ASX 100) for the last six years is as follows –



CCA share price appreciation
S&P/ASX 100 appreciation
CCA share price $9.48 (31 Dec 2007)
CCA share price $5.98 (1 Jan 2002)
CCA share price vs S&P/ASX 100 cumulative appreciation (%)
120
100
80
60
40
20
0
-20
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Data Source: Bloomberg
Date

CCA's TSR against the ASX All Industrials Top 100 (ASX 100) for the last six years is as follows –



CCA total shareholder return
ASX 100 total shareholder return
CCA total shareholder return vs ASX 100 total shareholder return (%)
200
150
100
50
0
-50
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Data Source: Bloomberg
Date

Remuneration structure continued

The following summarises the terms and conditions of each current plan within LTISP –

a) 2004-2006 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2004 to 31 December 2006.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two-thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 10% per annum over the performance period. If the Company's average growth is 10% per annum over the performance period, two-thirds of the maximum award will vest (the threshold). Between 10% and 15% per annum average growth, vesting increases on a straight line basis. The maximum award will vest if CCA's average growth is at or above 15% per annum. Component C – applies only to the Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 58 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 28 and 29.
Performance	Components A and B – as at 31 December 2007, for the TSR performance measure CCA ranked at the 46th percentile, with the TSR portion not vesting. For the NOPAT performance measure, as at 31 December 2006, CCA averaged 10.1% growth per annum during the period, and the NOPAT portion of the Component vested at 67.3% of the maximum award for Component B. Component C – at the end of the twelve month performance period for the TSR performance measure, CCA ranked at the 35th percentile and for the NOPAT performance measure, CCA achieved 16.4% growth per annum during the period, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 50% of the maximum award. No further awards will be made for any of the three Components, and the plan is now closed.

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Remuneration structure continued

b) 2005-2007 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2005 to 31 December 2007.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 58.824% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 70th percentile, vesting increases on a straight line basis. 88.235% of the maximum TSR award will vest if CCA's TSR is at the 70th percentile of the peer group. Between the 70th percentile and 75th percentile, vesting increases on a straight line basis. The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 47.058% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 58.824% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 70.588% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 15% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under this plan. Component C – applies only to the Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Overall maximum award	The combined number of shares to be awarded under the TSR performance measure together with those awarded under the NOPAT performance measure cannot exceed 88.235% of the combined maximum awards under each individual performance measure.
Exceptional performance	If the TSR ranking exceeds the 70th percentile (subject to the SPC Ardmona Ltd adjustment detailed above) or if the average growth in NOPAT exceeds 15% per annum, a minimum of 58.824% of the maximum award of both the shares allocated under the TSR performance measure and the NOPAT performance measure will be awarded.
Retesting	For the TSR performance measure, two years at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period, with 15 companies on the reserve list to replace those, which are removed. A total of 61 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 28 and 29. Reserve list – Adelaide Brighton Limited, Austereo Group Limited, Coates Hire Limited, Corporate Express Australia Limited, David Jones Limited, FKP Property Group, Great Southern Plantations Limited, GWA International Limited, Ramsay Health Care Limited, Smorgon Steel Group Limited, Southern Cross Broadcasting (Australia) Limited, Spotless Group Limited, Transfield Services Limited, Veda Advantage Limited (formerly Baycorp Advantage Limited) and WorleyParsons Limited.
Performance	Components A and B – as at 31 December 2007, for the TSR performance measure CCA ranked at the 55th percentile and the TSR portion vests at 66.2% of the maximum award. For the NOPAT performance measure, and taking account of the sale of South Korea and significant one-off events, CCA achieved 10.3% average growth per annum during the period and the NOPAT portion vests at 72.4% of the maximum award. Component C – at the end of the twelve month performance period, for the TSR performance measure CCA ranked at the 35th percentile and for the NOPAT performance measure CCA achieved 12.9% growth, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 49.7% of the maximum award.

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Remuneration structure continued

c) 2006-2008 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2006 to 31 December 2008.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. The 2006-2008 LTISP has been reviewed to better align the Company's performance with executive reward, with the introduction of two peer groups for the TSR performance hurdle with each peer group having equal weighting in the TSR measure, and peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 72.5% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 87.5% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 92.5% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 60th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 72.5% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 87.5% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 92.5% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. 96.25% of the maximum NOPAT award will vest if the Company's average growth is 15% per annum. 100% of the maximum NOPAT award will vest if the Company's average growth is 16% per annum. Between 15% and 16% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 16% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 and 2006-2008 plans. Component C – applies only to the Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Exceptional performance	If the Company's earnings per share is greater than an average annual growth of 10% over the three year period, then a minimum of 72.5% of the maximum award of both the shares allocated under both the TSR performance measures (for both peer groups) and the NOPAT performance measure must be awarded. This is not an additional award but applies to the calculation of Components A and B above.
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	Two peer groups have been adopted to measure TSR performance with peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. The 43 peer group 1 and 30 peer group 2 companies can be found in the peer group company listing on pages 28 and 29.
Performance	Components A and B – as at 31 December 2007, for the TSR performance measure, for peer group 1 CCA ranked at the 68th percentile and for peer group 2 CCA ranked at the 84th percentile. For the NOPAT performance measure, CCA achieved 9% growth per annum during the period, and taking account of the sale of South Korea and significant one-off events consistent with the 2005-2007 plan calculation. Component C – at the end of the twelve month performance period, for the TSR performance measure, for peer group 1 CCA ranked at the 23rd percentile and for peer group 2 CCA ranked at the 50th percentile with half the TSR portion of Component C vesting, at 18.1% of the maximum Component C award. The NOPAT portion of the Component C does not vest.

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Remuneration structure continued

d) 2007-2009 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2007 to 31 December 2009.
Performance conditions	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in EPS over the period. For the TSR hurdle two peer groups are used with each peer group having equal weighting in the TSR measure; peer group 1 reflects comparable companies listed on the ASX and peer group 2 represents selected consumer staples and food, beverages and tobacco companies.
Vesting scale	Two vesting scales are in place for this particular plan, with a vesting scale for the Group Managing Director and a vesting scale for all other executives. The vesting scale for all other executives offers a higher award at earlier achievement levels, given that for this group their awards are substantially less than those of the Group Managing Director.
– Group Managing Director	Component A – none of the award will vest if CCA's TSR is below the 51st percentile of the peer group. 51% of the maximum TSR award will vest if CCA's TSR is at the 51st percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 60% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 70% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 65th percentile of the peer group, 80% of the maximum TSR will vest (and between the 60th percentile and 65th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 70th percentile of the peer group, 90% of the maximum TSR will vest (and between the 65th percentile and 70th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 70th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – none of the award will be allocated unless the Company's average growth in EPS is 8.2% per annum over the performance period. 51% of the maximum EPS award will vest if the Company's average growth is 8.2% per annum. Between 8.2% and 9% annual average growth, vesting increases on a straight line basis. 60% of the maximum EPS award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 70% of the maximum EPS award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. 85% of the maximum EPS award will vest if the Company's average growth is 15% per annum. 100% of the maximum EPS award will vest if the Company's average growth is 16% per annum. Between 15% and 16% annual average growth, vesting increases on a straight line basis. The maximum EPS award will vest if the Company's average growth is at or above 16% per annum. For the 2007-2009 LTISP, the Group Managing Director was not entitled to any Component C award.

Remuneration structure continued

d) 2007-2009 Long Term Incentive Share Plan continued

– all other executives	Component A – none of the award will vest if CCA's TSR is below the 51st percentile of the peer group. 75.5% of the maximum TSR award will vest if CCA's TSR is at the 51st percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 87.5% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 92.5% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 65th percentile of the peer group, 95% of the maximum TSR will vest (and between the 60th percentile and 65th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 70th percentile of the peer group, 97.5% of the maximum TSR will vest (and between the 65th percentile and 70th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 70th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – none of the award will be allocated unless the Company's average growth in EPS is 8.2% per annum over the performance period. 75.5% of the maximum EPS award will vest if the Company's average growth is 8.2% per annum (the threshold). Between 8.2% and 9% annual average growth, vesting increases on a straight line basis. 87.5% of the maximum EPS award will vest if the Company's average growth is 9% per annum. Between 9% and 10% annual average growth, vesting increases on a straight line basis. 92.5% of the maximum EPS award will vest if the Company's average growth is 10% per annum. Between 10% and 13.3% annual average growth, vesting increases on a straight line basis. 95% of the maximum EPS award will vest if the Company's average growth is 13.3% per annum. Between 13.3% and 15.3% annual average growth, vesting increases on a straight line basis. 97.5% of the maximum EPS award will vest if the Company's average growth is 15.3% per annum. 100% of the maximum EPS award will vest if the Company's average growth is 16% per annum. Between 15.3% and 16% annual average growth, vesting increases on a straight line basis. The maximum EPS award will vest if the Company's average growth is at or above 16% per annum.
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the EPS performance measure.
Peer group	Two peer groups have been adopted to measure TSR performance with peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. The 43 peer group 1 and 30 peer group 2 companies can be found in the peer group company listing on pages 28 and 29.
Performance	As at 31 December 2007, for the TSR performance measure, for peer group 1 CCA ranked at the 87th percentile and for peer group 2 CCA ranked at the 81st percentile. For the EPS performance measure, CCA achieved 16.5% growth per annum during the period.

Remuneration report continued

Remuneration structure continued

Peer group company listing

	Long Term Incentive Share Plan					
			2006-2008		2007-2009	
Company name	**2004-2006**	**2005-2007**	**Peer group 1**	**Peer group 2**	**Peer group 1**	**Peer group 2**
ABB Grain Limited		Yes		Yes		Yes
ABC Learning Centres Limited					Yes	
AGL Energy Limited	Yes	Yes	Yes		Yes	
Alinta Limited			Yes		Yes	
Altria Group Inc				Yes		Yes
Amcor Limited	Yes	Yes	Yes		Yes	
Ansell Limited	Yes	Yes	Yes		Yes	
APN News & Media Limited	Yes	Yes	Yes			
Aristocrat Leisure Limited	Yes	Yes	Yes		Yes	
ASX Limited	Yes					
Australian Agricultural Company Limited		Yes		Yes		Yes
Australian Pure Fruits Limited				Yes		
AWB Limited	Yes	Yes		Yes		Yes
Billabong International Limited	Yes	Yes	Yes		Yes	
BlueScope Steel Limited	Yes	Yes	Yes		Yes	
Boral Limited	Yes	Yes	Yes		Yes	
Brambles Industries Limited	Yes	Yes	Yes		Yes	
Burns Philp & Company Limited	Yes	Yes		Yes		
Caltex Australia Limited					Yes	
Chiquita Brands South Pacific Limited				Yes		Yes
Coca-Cola Amatil Limited	Yes	Yes	Yes	Yes	Yes	Yes
Cochlear Limited	Yes	Yes	Yes		Yes	
Cockatoo Ridge Wines Limited				Yes		Yes
Coles Group Limited	Yes	Yes		Yes		Yes
Computershare Limited	Yes	Yes	Yes		Yes	
Constellation Brands, Inc				Yes		Yes
CSL Limited	Yes	Yes	Yes		Yes	
CSR Limited	Yes	Yes	Yes		Yes	
DCA Group Limited		Yes	Yes			
Downer EDI Limited			Yes		Yes	
Dyno Nobel Limited					Yes	
Evans & Tate Limited				Yes		Yes
Fairfax Media Limited	Yes	Yes	Yes		Yes	
FFI Holdings Limited				Yes		Yes
Foodland Associated Limited	Yes	Yes				
Foster's Group Limited	Yes	Yes		Yes		Yes
Futuris Corporation Limited	Yes	Yes		Yes		Yes
Goodman Fielder Limited						Yes
GrainCorp Limited		Yes		Yes		Yes
Green's Foods Limited				Yes		Yes
Gunns Limited	Yes	Yes				
Harvey Norman Holdings Limited	Yes	Yes			Yes	
James Hardie Industries NV (CDI)	Yes	Yes	Yes		Yes	
KH Foods Limited				Yes		Yes
Leighton Holdings Limited	Yes	Yes	Yes		Yes	
Lend Lease Corporation Limited	Yes	Yes				
Lion Nathan Limited	Yes	Yes		Yes		Yes

			Long Term Incentive Share Plan			
			2006-2008		2007-2009	
Company name	**2004-2006**	**2005-2007**	**Peer group 1**	**Peer group 2**	**Peer group 1**	**Peer group 2**
Macquarie Airports					Yes	
Maryborough Sugar Factory Limited				Yes		Yes
Mayne Nickless Limited	Yes	Yes				
Mayne Pharma Limited			Yes		Yes	
McGuigan Simeon Wines Limited	Yes	Yes		Yes		Yes
Metcash Limited	Yes	Yes		Yes		Yes
Mirvac Group	Yes					
Namoi Cotton Co-operative Limited				Yes		Yes
National Foods Limited	Yes	Yes				
News Corporation Limited	Yes	Yes				
On Q Group Limited						Yes
OneSteel Limited	Yes	Yes	Yes		Yes	
Orica Limited	Yes	Yes	Yes		Yes	
Pacific Brands Limited		Yes	Yes			
PaperlinX Limited	Yes	Yes	Yes		Yes	
Patrick Corporation Limited	Yes	Yes	Yes			
Publishing & Broadcasting Limited	Yes	Yes	Yes		Yes	
Qantas Airways Limited	Yes	Yes	Yes		Yes	
Queensland Cotton Holdings Limited				Yes		Yes
ResMed Inc	Yes	Yes	Yes		Yes	
Ridley Corporation Limited	Yes	Yes		Yes		Yes
Rinker Group Limited	Yes	Yes			Yes	
Select Harvests Limited		Yes		Yes		Yes
Sigma Pharmaceuticals Limited	Yes	Yes	Yes		Yes	
Sims Group Limited	Yes	Yes	Yes		Yes	
Sonic Healthcare Limited	Yes	Yes	Yes		Yes	
Southcorp Limited	Yes	Yes				
SPC Ardmona Limited		Yes				
Symbion Health Limited			Yes		Yes	
TAB Limited	Yes					
Tabcorp Holdings Limited	Yes	Yes	Yes		Yes	
Tandou Limited				Yes		Yes
Tassal Group Limited				Yes		Yes
Tattersall's Limited			Yes		Yes	
Telecom Corporation of New Zealand Limited	Yes	Yes	Yes		Yes	
Telstra Corporation Limited	Yes	Yes	Yes		Yes	
Ten Network Holdings Limited	Yes	Yes	Yes			
Toll Holdings Limited	Yes	Yes	Yes		Yes	
Transurban Group	Yes	Yes	Yes		Yes	
UNiTAB Limited			Yes			
Warrnambool Cheese & Butter Factory Company Holdings Limited				Yes		Yes
Wesfarmers Limited	Yes	Yes	Yes		Yes	
West Australian Newspapers Holdings Limited	Yes	Yes	Yes		Yes	
Westfield Holdings Limited	Yes					
Woolworths Limited	Yes	Yes		Yes		Yes

Remuneration report continued

Summary of employment contracts

The following are details of the employment contracts for key management personnel (excluding Non-Executive Directors) –

T.J. Davis – Group Managing Director

Employment period — To 30 November 2010.

Remuneration package — The on-target remuneration package is comprised of a 53% fixed component and a 47% variable component. The Committee reviews the remuneration package annually.

Benefits — Superannuation, vehicle benefits, car-parking, leave loading and Company product.

Short Term Incentive Plan — Ranges from on-target being 68% of base salary, up to a maximum award of 120% of base salary.

Long Term Incentive Share Plan — Mr Davis has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	174,750	58,833	115,917	–
	C	100,000	50,000	50,000	–
		274,750	108,833	165,917	–
2005-2007	A	99,025	71,648	27,377	–
	B	99,025	65,531	–	33,494
	Maximum of A and B	174,750	137,179	4,077	33,494
	C	150,000	130,750	500	18,750
		324,750	267,929	4,577	52,244
2006-2008	A – peer group 1	45,517	–	–	45,517
	A – peer group 2	45,517	–	–	45,517
	B	91,034	–	–	91,034
	Maximum of A and B	182,068	–	–	182,068
	C	137,932	25,000	–	112,932
		320,000	25,000	–	295,000
2007-2009	A – peer group 1	51,300	–	–	51,300
	A – peer group 2	51,300	–	–	51,300
	B	102,600	–	–	102,600
	Maximum of A and B	205,200	–	–	205,200

Component A – subject to the measurement of TSR. Component B – subject to the measurement of average annual growth in NOPAT/EPS. Component C – as part of Mr Davis' conditions of employment, it had been agreed that Mr Davis would be granted an award of options under the Executive Option Plan annually on 12 November 2003 to 2006 inclusive. Subsequently, the Board determined not to issue further non-hurdle based options to executives and executive Directors under the Executive Option Plan, and as a consequence Component C was offered in lieu for the 2004-2006, 2005-2007 and 2006-2008 plans. For these three plans one-half of the shares are subject to the same performance measure as Component A and one-half of the shares are subject to the same performance measure as Component B. The performance measures will be tested twelve months after the commencement date of the performance period and if the performance measures have been achieved at that date, the shares will be allocated to Mr Davis.

Service agreement — The service agreement commenced on 12 November 2001 and in 2008 was extended to expire on 30 November 2010. As Mr Davis was in the employment of the Company on 31 December 2007, he received $335,000. If Mr Davis is in the employment of the Company on 11 November 2008 (being the completion of seven years of employment with the Company), he receives a payment of $385,000, if Mr Davis is in the employment of the Company on 11 November 2009, he receives a further payment of $385,000 and on completion of his service agreement on 30 November 2010 he receives a final payment under the agreement of $385,000.

T.J. Davis – Group Managing Director continued

Termination	If the Company terminates Mr Davis' employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) after 31 December 2007 but before 11 November 2008, he receives a service agreement payment of $1,155,000 and if his employment is terminated after 11 November 2008 but before 11 November 2009, he receives a service agreement payment of $770,000 and if his employment is terminated after 11 November 2009 but before 30 November 2010, he receives a service agreement payment of $385,000. In addition, if the Company terminates Mr Davis' employment after 31 December 2007 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives twelve months of total remuneration.
Completion of employment period	Upon completion of the employment period at 30 November 2010, for those awards in the LTISP where the retesting has not completed, the Board will be able to allocate shares in circumstances where it would otherwise be unfair not to allocate shares. For those awards where the three year performance period will not have completed, Mr Davis will be eligible for a pro rata award. Any annual and long service leave will be paid in accordance with the Company policy on payment of leave due to involuntary termination.
Notice period to extend service agreement	Mr Davis will be given not less than twelve months notice as to the Company's intention to not extend his service agreement.
Resignation	A minimum three months notice.

J.M. Wartig – Chief Financial Officer

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 49% fixed component and a 51% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on-target being 67% of fixed salary, up to a maximum award of 120% of fixed salary.
Long Term Incentive Share Plan	Mr Wartig has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	105,000	35,350	69,650	–
2005-2007	A and B	105,000	82,425	2,450	20,125
2006-2008	A and B	96,552	–	–	96,552
2007-2009	A and B	46,358	–	–	46,358

For the 2005-2007 LTISP, the maximum TSR award is 59,500 shares and the maximum NOPAT award is 59,500 shares; however, the combined maximum of both awards is 105,000 shares.

Executive Retention Share Plan — Mr Wartig has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	35,000	–	–	35,000

Service agreement	The service agreement commenced on 21 June 2004 and expires 21 June 2009. If Mr Wartig is in the employment of the Company on 21 June 2009, he receives $500,000 (calculated as a deferred remuneration amount of $100,000 per completed year of service for the five years he has been employed with the Company), with one-fifth of this amount having been disclosed on an annual basis.
Termination	If the Company terminates Mr Wartig's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 21 June 2009, he receives a lump sum service agreement payment of $500,000 and in addition he receives a maximum of twelve months of fixed remuneration (inclusive of both pay in lieu of notice and severance). This payment does not apply on expiry of the service agreement. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum three months notice.
Subsequent Resignation	Mr Wartig resigned subsequent to 31 December 2007, effective 31 March 2008.

Remuneration report continued

Summary of employment contracts continued

W.G. White – Managing Director, Australasia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 52% fixed component and a 48% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on target being 97% of base salary, up to a maximum award of 173% of base salary.
Long Term Incentive Share Plan	Mr White has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	115,275	38,809	76,466	–
2005-2007	A and B	115,275	90,491	2,689	22,095
2006-2008	A and B	106,000	–	–	106,000
2007-2009	A and B	50,894	–	–	50,894

For the 2005-2007 LTISP, the maximum TSR award is 65,323 shares and the maximum NOPAT award is 65,323 shares; however, the combined maximum of both awards is 115,275 shares.

Executive Retention Share Plan — Mr White has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	38,425	–	–	38,425

Service agreement	The service agreement commenced on 1 November 2002. Under Mr White's original service agreement, he received a payment of $350,000 on 1 November 2005 after three years of employment with the Company. The current service agreement expires on 1 July 2010. If Mr White is in the employment of the Company on 31 October 2008, he receives 46,255 CCA shares, with one-third of this value disclosed on an annual basis. If Mr White is in the employment of the Company on 31 October 2009, he receives a further 19,823 CCA shares. If Mr White is in the employment of the Company on 1 July 2010, he receives a further 74,126 CCA shares. Mr White is entitled to receive the dividends on all of these shares prior to their vesting.
Termination	If the Company terminates Mr White's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 31 October 2008, he receives a service agreement award of 46,255 CCA shares. If the Company terminates his employment after 31 October 2008 but before 31 October 2009, he receives a service agreement award of 19,823 CCA shares. If the Company terminates his employment after 31 October 2009 but before 1 July 2010, he receives a service agreement award of 74,126 CCA shares. In addition, if the Company terminates Mr White's employment before 31 October 2009 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives four months notice (or four months pay in lieu of notice) and twelve months of fixed remuneration. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Notice period to extend service agreement	Mr White will be given not less than twelve months notice as to the Company's intention to not extend his service agreement.
Resignation	A minimum four months notice.

Remuneration report continued

Summary of employment contracts continued

G. Adams – Managing Director, New Zealand & Fiji

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 59% fixed component and a 41% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 63% of base salary, up to a maximum award of 111% of base salary.
Long Term Incentive Share Plan	Mr Adams has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	31,500	10,605	20,895	–
2005-2007	A and B	31,500	24,728	735	6,037
2006-2008	A and B	14,483	–	–	14,483
2007-2009	A and B	6,954	–	–	6,954

For the 2005-2007 LTISP, the maximum TSR award is 17,850 shares and the maximum NOPAT award is 17,850 shares; however, the combined maximum of both awards is 31,500 shares.

Executive Retention Share Plan — Mr Adams has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	5,250	–	–	5,250

Service agreement	None.
Termination	If the Company terminates Mr Adams' employment during his New Zealand assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to three months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with CCA). In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum one month notice.

P. Kelly – Managing Director, Asia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 56% fixed component and a 44% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 65% of base salary, up to a maximum award of 119% of base salary.
Long Term Incentive Share Plan	Mr Kelly has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	34,500	11,615	22,885	–
2005-2007	A and B	35,250	27,671	822	6,757
2006-2008	A and B	44,138	–	–	44,138
2007-2009	A and B	21,192	–	–	21,192

For the 2005-2007 LTISP, the maximum TSR award is 19,975 shares and the maximum NOPAT award is 19,975 shares; however, the combined maximum of both awards is 35,250 shares.

Remuneration report continued

Summary of employment contracts continued

P. Kelly – Managing Director, Asia continued

Executive Retention Share Plan — Mr Kelly has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	16,000	–	–	16,000

Service agreement — None.

Termination — If the Company terminates Mr Kelly's employment due to his position being redundant and no suitable alternative position is available, he is entitled to a minimum of one month notice and twelve months of fixed remuneration. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.

Resignation — A minimum one month notice.

J. Seward – Managing Director, Indonesia & PNG

Length of contract — Open ended.

Remuneration package — The on-target remuneration package is comprised of a 69% fixed component and a 31% variable component. The Committee reviews the remuneration package annually.

Benefits — Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.

Short Term Incentive Plan — Ranges from on-target being 76% of base salary, up to a maximum award of 140% of base salary.

Long Term Incentive Share Plan — Mr Seward has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	36,000	12,120	23,880	–
2005-2007	A and B	36,000	28,260	840	6,900
2006-2008	A and B	37,241	–	–	37,241
2007-2009	A and B	17,881	–	–	17,881

For the 2005-2007 LTISP, the maximum TSR award is 20,400 shares and the maximum NOPAT award is 20,400 shares; however, the combined maximum of both awards is 36,000 shares.

Executive Retention Share Plan — Mr Seward has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	13,500	–	–	13,500

Service agreement — None.

Termination — If the Company terminates Mr Seward's employment during his Indonesian assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to a minimum of nine months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with the Coca-Cola System). In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.

Resignation — A minimum two months notice.

Summary of employment contracts continued

N. Garrard – Managing Director, Food & Services

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 52% fixed component and a 48% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on-target being 60% of fixed salary, up to a maximum award of 120% of fixed salary.
Long Term Incentive Share Plan	Mr Garrard has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2005-2007	A and B	42,000	32,970	980	8,050
2006-2008	A and B	38,621	–	–	38,621
2007-2009	A and B	18,543	–	–	18,543

For the 2005-2007 LTISP, the maximum TSR award is 23,800 shares and the maximum NOPAT award is 23,800 shares; however, the combined maximum of both awards is 42,000 shares.

Executive Retention Share Plan — Mr Garrard has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	67,802	–	–	67,802

Service agreement	None.
Completion payment	As Mr Garrard was an employee on the two year anniversary of the purchase by CCA of all of the shares in SPC Ardmona Limited, CCA paid him a completion bonus of $250,000 before tax in March 2007. This arrangement was not renewed; however, this was taken to account when determining Mr Garrard's 2007-2009 ERSP award.
Termination	If the Company terminates Mr Garrard's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct), he is entitled to three months notice and twelve months of fixed remuneration. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum three months notice.

R. Randall – Managing Director, South Korea

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 73% fixed component and a 27% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on target being 73% of base salary, up to a maximum award of 134% of base salary.
Long Term Incentive Share Plan	Mr Randall has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	15,000	5,050	9,950	–
2005-2007	A and B	12,000	9,420	280	2,300
2006-2008	A and B	20,690	–	–	20,690
2007-2009	A and B	13,245	–	–	13,245

For the 2005-2007 LTISP, the maximum TSR award is 6,800 shares and the maximum NOPAT award is 6,800 shares; however, the combined maximum of both awards is 12,000 shares.

Service agreement	None.

Remuneration report continued

Summary of employment contracts continued

R. Randall – Managing Director, South Korea continued

Termination	As a result of the sale of Coca-Cola Korea Bottling Company, Ltd in October 2007, Mr Randall left the employment of the Company on 31 October 2007. Mr Randall received payments for notice, severance and repatriation in accordance with the Company's policy given his length of service within the Coca-Cola system.

M. Clark – General Manager, Grinders Coffee Business, Australia

Length of contract	From 7 August 2006 to 31 July 2008.
Remuneration package	The on-target remuneration package is comprised of a 67% fixed component and a 33% variable component. There is no review of the remuneration package.
Benefits	N/a.
Short Term Incentive Plan	$200,000 per annum for two years, payable in one amount of $400,000 on 31 July 2008 if the pre-determined key performance indicators have been successfully achieved. This amount will not be payable if, for whatever reason the two year fixed term of employment is not completed.
Long Term Incentive Share Plan	Mr Clark has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	67,500	22,725	44,775	–
2005-2007	A and B	32,280	25,340	753	6,187

For the 2005-2007 LTISP, the maximum TSR award is 18,292 shares and the maximum NOPAT award is 18,292 shares; however, the combined maximum of both awards is 32,280 shares.

Resignation	A minimum one month notice.
	Following the establishment of the Food & Services reporting segment, which includes Grinders, Mr Clark ceased to be designated as key management personnel on 18 April 2007.

Remuneration of Non-Executive Directors

The remuneration of Non-Executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Total Non-Executive Directors' fees are not to exceed the annual limit of $1.5 million as previously approved by shareholders. Based on advice received from external remuneration consultants (via the Compensation Committee), Non-Executive Director fees are set and approved by the executive Director.

No element of the Non-Executive Director's remuneration is performance related.

The current annual Directors' fees payable to Non-Executive Directors for the year ended 31 December 2007 are as follows –

	$
Chairman (inclusive of Committee fees)	364,000
Director (base fee)	121,300
Chairman – Audit & Risk Committee	20,000
Member – Audit & Risk Committee	11,550
Chairman – Compensation Committee	15,000
Member – Compensation Committee	8,000
Chairman – Compliance & Social Responsibilities Committee	15,000
Member – Compliance & Social Responsibilities Committee	8,000

No fees are payable in respect of membership of any other Board Committees.

From 1 July 2003, the Non-Executive Directors agreed to apply a minimum of 25% (and up to 100%) of their Directors' fees to purchase ordinary shares in the Company. The shares are purchased on market. The trustee of the Non-Executive Directors' Share Plan will hold the shares until the beneficiary ceases to be a Director of the Company.

There is no current scheme for the payment of retirement benefits. However, pursuant to the resolution passed at the Annual General Meeting held 3 May 2006, the accrued benefits under the prior scheme were used to purchase 152,236 shares in the Company at $6.8495 per share on 6 May 2006. The shares are held by the trustee of the Non-Executive Directors' Retirement Share Trust (NEDRST).

Further details on the NEDRST are included in Note 25 to the financial statements.

Where applicable, contributions required under superannuation guarantee legislation are made on behalf of the Directors.

Remuneration report continued

Remuneration of key management personnel

The details of each key management personnel's remuneration and the five named executives receiving the highest remuneration for the CCA Group and CCA Entity during the financial year are set out below –

		Short term				Post employment		Other long term	Termination[8]	Share based payments				Total performance related
	Year	Salary and fees[1] $	STIP[2] $	South Korean incentive[3] $	Non-monetary benefits[4] $	Superannuation[5] $	Retirement benefits[6] $	Deferred remuneration[7] $	$	LTISP[9] $	ESP[10] $	ERSP/ other[11] $	Total $	%
Directors														
D.M. Gonski, AC	**2007**	**364,000**	–	–	–	**12,908**	–	–	–	–	–	–	**376,908**	–
Chairman (Non-Executive)	2006	346,700	–	–	–	12,413	24,019	–	–	–	–	–	383,132	–
J.R. Broadbent, AO	**2007**	**144,300**	–	–	–	**12,837**	–	–	–	–	–	–	**157,137**	–
Director (Non-Executive)	2006	139,850	–	–	–	12,363	8,799	–	–	–	–	–	161,012	–
T.J. Davis	**2007**	**1,925,000**	**1,900,000**	**500,000**	**210,525**	**765,000**	–	**295,350**	–	**1,763,408**	–	–	**7,359,283**[12]	**57**
Director and Group Managing Director	2006	1,537,583	1,602,672	–	243,902	628,051	–	212,650	–	1,321,933	–	–	5,546,791	53
I. Finan	**2007**	**140,850**	–	–	–	**12,677**	–	–	–	–	–	–	**153,527**	–
Director (Non-Executive)	2006	127,100	–	–	–	11,439	–	–	–	–	–	–	138,539	–
G.J. Kelly	**2007**	**129,300**	–	–	–	**11,637**	–	–	–	–	–	–	**140,937**	–
Director (Non-Executive)	2006	122,500	–	–	–	11,025	–	–	–	–	–	–	133,525	–
W.M. King, AO	**2007**	**129,300**	–	–	–	**11,637**	–	–	–	–	–	–	**140,937**	–
Director (Non-Executive)	2006	115,550	–	–	–	10,400	1,825	–	–	–	–	–	127,775	–
D.E. Meiklejohn	**2007**	**149,300**	–	–	–	**12,908**	–	–	–	–	–	–	**162,208**	–
Director (Non-Executive)	2006	127,100	–	–	–	11,439	–	–	–	–	–	–	138,539	–
M.K. Ward, AO	**2007**	**147,850**	–	–	–	**12,908**	–	–	–	–	–	–	**160,758**	–
Director (Non-Executive)	2006	138,650	–	–	–	12,309	8,678	–	–	–	–	–	159,637	–
Total Directors	**2007**	**3,129,900**	**1,900,000**	**500,000**	**210,525**	**852,512**	–	**295,350**	–	**1,763,408**	–	–	**8,651,695**	
Total Directors	2006	2,655,033	1,602,672	–	243,902	709,439	43,321	212,650	–	1,321,933	–	–	6,788,950	
Executives														
J.M. Wartig	**2007**	**670,995**	**662,500**	**40,000**	**93,453**	**105,658**	–	**79,406**	–	**638,306**	**20,130**	**95,282**	**2,405,730**	**56**
Chief Financial Officer	2006	653,083	300,000	–	91,422	133,432	–	87,652	–	408,116	19,592	–	1,693,297	42
W.G. White	**2007**	**538,125**	**706,600**	–	**155,757**	**174,262**	–	–	–	**700,770**	**16,144**	**353,666**	**2,645,324**	**53**
Managing Director, Australasia	2006	520,333	665,712	–	149,715	166,046	–	–	–	448,054	14,916	176,909	2,141,685	52
G. Adams	**2007**	**268,580**	**262,500**	–	**68,810**	**74,351**	–	–	–	**159,388**	**8,057**	**14,292**	**855,978**	**49**
Managing Director, New Zealand & Fiji	2006	250,166	73,270	–	45,686	45,281	–	–	–	103,764	7,505	–	525,672	34
P. Kelly	**2007**	**415,965**	**330,600**	**150,000**	**87,503**	**177,292**	–	–	–	**239,800**	**12,210**	**43,557**	**1,456,927**	**49**
Managing Director, Asia	2006	395,350	264,581	–	91,050	158,383	–	–	–	151,142	11,827	–	1,072,333	39
J. Seward[13]	**2007**	**285,276**	**242,958**	–	**563,542**	**73,953**	–	–	–	**228,021**	**8,558**	**36,752**	**1,439,060**	**33**
Managing Director, Indonesia & PNG	2006	286,214	94,543	–	616,427	53,306	–	–	–	145,260	8,586	–	1,204,336	20
N. Garrard	**2007**	**772,470**	**350,800**	–	**12,700**	**12,908**	–	**20,833**	–	**218,291**	**23,174**	**184,580**	**1,595,756**	**36**
Managing Director, Food & Services	2006	736,623	401,500	–	–	12,139	–	125,000	–	104,251	22,099	–	1,401,612	36

Refer to the following page for footnote details.

Remuneration report continued

Remuneration of key management personnel continued

		Short term				Post employment		Other long term	Termination[8]	Share based payments				Total performance related
	Year	Salary and fees[1] $	STIP[2] $	South Korean incentive[3] $	Non-monetary benefits[4] $	Superannuation[5] $	Retirement benefits[6] $	Deferred remuneration[7] $	$	LTISP[9] $	ESP[10] $	ERSP/other[11] $	Total $	%
Former key management personnel														
R. Randall[13 & 14]	**2007**	**177,317**	**–**	**–**	**295,964**	**24,824**	**–**	**–**	**388,161**	**85,548**	**5,320**	**–**	**977,134**	**9**
Managing Director, South Korea	2006	259,382	128,019	–	445,931	54,236	–	–	–	63,018	7,781	–	958,367	20
M. Clark[14]	**2007**	**118,356**	**–**	**–**	**–**	**23,671**	**–**	**–**	**–**	**45,219**	**–**	**–**	**187,246**	**24**
General Manager, Grinders Coffee Business, Australia	2006	432,414	87,500	–	115,675	85,764	–	–	404,762	133,319	8,095	–	1,267,529	17
Total executives	**2007**	**3,247,084**	**2,555,958**	**190,000**	**1,277,729**	**666,919**	**–**	**100,239**	**388,161**	**2,315,343**	**93,593**	**728,129**	**11,563,155**	
Total executives	2006	3,533,565	2,015,125	–	1,555,906	708,587	–	212,652	404,762	1,556,924	100,401	176,909	10,264,831	
Total remuneration	**2007**	**6,376,984**	**4,455,958**	**690,000**	**1,488,254**	**1,519,431**	**–**	**395,589**	**388,161**	**4,078,751**	**93,593**	**728,129**	**20,214,850**	
Total remuneration	2006	6,188,598	3,617,797	–	1,799,808	1,418,026	43,321	425,302	404,762	2,878,857	100,401	176,909	17,053,781	

Remuneration amounts are calculated over the period in which the individual held the key management position.

1 Directors' fees include amounts contributed to the Non-Executive Directors' Share Plan. Fees for Non-Executive Directors includes Committee fees.

2 Short Term Incentive Plan (STIP).

3 A once only 2007 short term incentive award for sale of the South Korean business that was introduced for 16 key executives involved in the sale process of Coca-Cola Korea Bottling Company, Ltd. Given the complexity of the sale, the importance to CCA for the sale process to be completed and within the time parameters determined, the Board believed it appropriate to motivate and reward the group working on the sale process, especially given the complexity of the transaction and the substantial amount of effort required by this group to complete the sale. The awards, that varied depending on the executive's seniority, involvement and impact on the sale process were determined at the beginning of 2007 and were only paid upon successful completion of the sale.

4 Non-monetary benefits includes the value of vehicle benefits, club membership, Company product and where applicable expatriate benefits. In the case of Mr Clark, the prior year included interest paid up to 31 July 2006, on certain loans held independently with a financial institution.

5 Includes notional and actual contributions to superannuation.

6 Represents the nominal value of the accrued retirement benefit to 3 May 2006, being the date of the Annual General Meeting at which a resolution was passed to convert the accrued benefits at this date into CCA shares less the present value (as required by Australian Accounting Standards) of the amount accrued as at 31 December 2005.

7 Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less amounts accrued in the prior periods.

8 Termination benefits include payments for severance and unused leave benefits paid upon termination. Amounts shown exclude amounts previously disclosed in remuneration.

9 Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of CCA shares offered in the Plan calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans.

	Component A – TSR			Component B – NOPAT/EPS			Component C – Mr Davis	
	Mr Davis $	Mr Garrard $	All other executives $	Mr Davis $	Mr Garrard $	All other executives $	TSR $	NOPAT $
2004-2006	5.61	–	5.41	6.34	–	6.19	6.69	6.74
2005-2007	7.67	7.50	8.16	6.94	7.17	7.63	8.62	7.42
2006-2008 peer group 1	3.85	4.18	4.18	6.23	6.18	6.18	4.22	6.84
2006-2008 peer group 2	4.49	4.50	4.50	n/a	n/a	n/a	4.97	n/a
2007-2009 peer group 1	6.71	6.71	6.71	8.51	8.51	8.51	n/a	n/a
2007-2009 peer group 2	7.07	7.07	7.07	n/a	n/a	n/a	n/a	n/a

The current year's remuneration includes the following –

- Component B of the 2004-2006 plan that vested at 31 December 2006 has been valued at the purchase price of $8.076 less amounts accrued in prior periods;
- Component C of the 2006-2008 plan that vested at 31 December 2006 for Mr Davis has been valued at the purchase price of $8.076 less amounts accrued in prior periods; and
- Components A and B for the 2005-2007 LTISP vested at 31 December 2007. The following share awards will be made and have been included at the fair value for the plan –

Mr Davis	193,429	Mr Adams	24,728	Mr Garrard	32,970
Mr Wartig	82,425	Mr Kelly	27,671		
Mr White	90,491	Mr Seward	28,260		

The shares due to key management personnel will be purchased in early 2008.

Remuneration of key management personnel continued

10 Employees Share Plan (ESP) represents the Company's matching contribution.

11 Shares granted under the ERSP were purchased in February 2007 at $8.167 and are being amortised over the three year vesting period. An amount of $249,060 (2006: $176,909) is included for other share based payments, which represents the amortised amount for the period of the shares purchased in respect of the service agreement for Mr White. The Executive Salary Sacrifice Share Plan holds these shares until they vest.

12 Mr Davis' increase in total remuneration in 2007 over 2006 was principally the result of –

- An increase in 2007 base salary over 2006 base salary of $387,417 to give closer alignment with the domestic and international consumer goods market in accordance with the Company's remuneration policy;
- An increase in 2007 STIP over 2006 STIP of $297,328, that reflects the over-target achievement;
- A once only 2007 short term incentive award for sale of the South Korean business of $500,000 (refer footnote 3 as above); and
- An increase in LTISP of $441,475 as a result of the 2005-2007 LTISP vesting over target, with all of the remaining on-target award plus the over-target award being taken to account (up to fair value) in 2007.

13 Messrs Seward and Randall were remunerated in USD whilst in Asia.

14 Amounts are calculated up to the date the individual ceased to hold the key management position.

The percentage of cash grants vested to the maximum cash award available under the STIP during the financial year is set out below –

	2007 %	2006 %
Director		
T.J. Davis	**82**	58
Executives		
J.M. Wartig	**69**	44
W.G. White	**76**	61
G. Adams	**74**	37
P. Kelly	**67**	53
J. Seward	**70**	34
N. Garrard	**38**	49
Former key management personnel		
R. Randall	–	44
M. Clark	–	33

The cash grants will be paid in early 2008.

There is no retesting of this plan and the unvested portion is forfeited.

LTISP entitlements

Participation in the LTISP is consistent with those aspects of the Plan already detailed in this report. All senior executive participation is governed by Company policy and the Plan trust deed. Shares are awarded to participants at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed, shares may be awarded to participants where employment is terminated prior to the completion of the performance period and more than one-third of the performance period has elapsed. The Board in its discretion has determined that if the executive's performance has been of an acceptable standard, the terms and conditions of the relevant performance period will apply as at the date employment ceases.

Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of these shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.

The following outlines the minimum and maximum unvested level of participation for key management personnel in current offers under the LTISP –

	2005-2007		2006-2008		2007-2009	
Number of ordinary shares in CCA offered in the LTISP	**Min.**	**Max.**	**Min.**	**Max.**	**Min.**	**Max.**
Director						
T.J. Davis[1&2]	–	52,244	207,000	295,000	104,652	205,200
Executives						
J.M. Wartig[2]	–	20,125	70,000	96,552	35,000	46,358
W.G. White[2]	–	22,095	76,850	106,000	38,245	50,894
G. Adams[2]	–	6,037	10,500	14,483	5,250	6,954
P. Kelly[2]	–	6,757	32,000	44,138	16,000	21,192
J. Seward[2]	–	6,900	27,000	37,241	13,500	17,881
N. Garrard[2]	–	8,050	28,000	38,621	14,000	18,543

Refer to the following page for footnote details

Remuneration report continued

Remuneration of key management personnel continued

1 Mr Davis received an award from the 2005-2007 LTISP for 74,500 shares in 2006 and an award from the 2006-2008 LTISP for Component C of 25,000 shares in 2007.

2 The NOPAT and TSR performance measures of the 2005-2007 LTISP were achieved and accordingly the following share awards will be made –

Mr Davis	193,429	Mr Adams	24,728	Mr Garrard	32,970
Mr Wartig	82,425	Mr Kelly	27,671		
Mr White	90,491	Mr Seward	28,260		

The following outlines the estimated minimum and maximum value of the unamortised amount to be expensed in future financial years –

	2005-2007		2006-2008		2007-2009	
Value of ordinary shares in CCA offered in the LTISP	**Min. $**	**Max. $**	**Min. $**	**Max. $**	**Min. $**	**Max. $**
Director						
T.J. Davis	–	418,524	537,190	822,879	827,048	1,254,880
Executives						
J.M. Wartig	–	164,220	176,859	258,905	219,056	267,393
W.G. White	–	180,295	194,166	284,240	240,494	293,554
G. Adams	–	49,262	26,530	38,834	32,855	40,114
P. Kelly	–	55,137	80,848	118,361	100,412	122,234
J. Seward	–	56,304	68,216	99,864	84,492	103,137
N. Garrard	–	60,375	70,743	103,565	87,626	106,952

The value is based on the estimated fair value of shares offered in the Plan at grant date.

Awards granted or vested under LTISP during the financial year are set out below –

2007	Plan year	Shares awarded	% of maximum vested	% of maximum unvested	% lapsed
Director					
T.J. Davis	2005-2007	193,429	77	21	2
Executives					
J.M. Wartig	2005-2007	82,425	79	19	2
W.G. White	2005-2007	90,491	79	19	2
G. Adams	2005-2007	24,728	79	19	2
P. Kelly	2005-2007	27,671	79	19	2
J. Seward	2005-2007	28,260	79	19	2
N. Garrard	2005-2007	32,970	79	19	2

These shares will be purchased in early 2008.

2006	Plan year	Shares awarded	% of maximum	% lapsed
Director				
T.J. Davis	2004-2006	58,833	67	33
T.J. Davis[1]	2006-2008	25,000	72	–
Executives				
J.M. Wartig	2004-2006	35,350	67	33
W.G. White	2004-2006	38,809	67	33
G. Adams	2004-2006	10,605	67	33
P. Kelly	2004-2006	11,615	67	33
J. Seward	2004-2006	12,120	67	33
R. Randall	2004-2006	5,050	67	33
M. Clark	2004-2006	22,725	67	33

1 The Component C TSR (peer group 2) performance hurdle was achieved as at 31 December 2006 with 25,000 shares being allocated.
The maximum award under this performance hurdle is 34,483; therefore, the remaining 9,483 shares are subject to the standard performance period.

These shares were purchased in early 2007.

Awards granted under LTISP are made at no cost to the employee.

Remuneration of key management personnel continued

The following outlines the unamortised amount to be expensed in future financial years in relation to the ERSP –

	2007-2009	
Value of ordinary shares in CCA offered in the ERSP	**No. of shares**	**$**
Executives		
J.M. Wartig	35,000	190,563
W.G. White	38,425	209,211
G. Adams	5,250	28,585
P. Kelly	16,000	87,115
J. Seward	13,500	73,503
N. Garrard	67,802	369,159

These shares were purchased in early 2007 for $8.167 per share.

The following outlines the unamortised amounts to be expensed in future financial years in relation to shares awarded under service agreements which are held by the Executive Salary Sacrifice Share Plan –

		2007	2006
Value of ordinary shares in CCA offered under service agreements	**No. of shares**	**$**	$
Executive			
W.G. White	140,204	578,330	827,390

66,078 shares were purchased in November 2005 for $7.5667 per share and 74,126 shares were purchased in June 2006 for $7.1499 per share.

There were no amounts in respect of options included in remuneration for the current financial year or the prior financial year.

No options have been issued by the Company since 1 January 2003, and all options held by key management personnel have been exercised or expired during the current financial year.

No performance conditions were attached to the grant of options.

Options held by key management personnel

Options exercised during the 2007 financial year are set out below. There were no options exercised in the prior financial year.

2007	**No. of options exercised**	**Exercise price $**	**Amount paid $**
Executive			
W. White	80,000	5.18	414,400
Former key management personnel			
R. Randall	6,000	6.33	37,980
M. Clark	87,500	6.33	553,875

Each option exercised resulted in one share in the Company being issued.

There were no unpaid amounts on the options exercised.

Share options

No options have been issued since 1 January 2003. From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Details of options on issue at the end of the financial year and options exercised during the financial year are included in Note 25 to the financial statements.

Events after the balance date

a) Off-market share buy-back

On 29 January 2008, CCA announced the successful completion of its $170.0 million off-market share buy-back. A total of 21.7 million shares were bought back at a price of $7.84, which represents a 14% discount to the market price (being the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including 25 January 2008).

The off-market share buy-back has no impact on the Group's financial results for the year ended 31 December 2007, and is not expected to impact on CCA's ability to fully frank its dividends in the future.

b) Pacific Beverages' brewery development

On 8 February 2008, CCA made a media announcement that Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc, will build a boutique premium brewery at Warnervale in the Central Coast region of New South Wales. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed in 2010 and will be jointly funded by CCA and SABMiller plc.

c) Dividend

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Fully franked per share ¢	Amount $M	Date payable
Ordinary	20.0	20.0	146.8	7 April 2008

The dividend has not been recognised as a liability in the 31 December 2007 financial statements.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission (ASIC) Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Auditor independence and non-audit services

Auditor independence

The following independence declaration has been obtained from the Company's auditor, Ernst & Young –

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Auditor's independence declaration to the Directors of Coca-Cola Amatil Limited

In relation to our audit of the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T. van Veen
Partner
Sydney
13 February 2008

Liability limited by a scheme approved under Professional Standards Legislation

Non-audit services

The following non-audit services were provided by the Company's auditor, Ernst & Young, and international member firms. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or is due to receive the following amounts for the provision of non-audit services –

Other assurance services	$415,000
Tax compliance reviews	$36,000

Signed in accordance with a resolution of the Directors.

D.M. Gonski, AC
Chairman
Sydney
13 February 2008

T.J. Davis
Group Managing Director
Sydney
13 February 2008

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Continuing operations					
Revenue, excluding finance income					
Trading revenue		**3,931.8**	3,641.6	–	–
Other revenue		**85.4**	63.0	**779.7**	458.8
	3	**4,017.2**	3,704.6	**779.7**	458.8
Expenses, excluding finance costs					
Cost of goods sold	4	**(2,157.2)**	(2,014.5)	–	–
Selling		**(566.6)**	(552.5)	–	–
Warehouse and distribution		**(314.5)**	(317.5)	–	–
Administration and other		**(331.3)**	(257.3)	**(496.0)**	(109.1)
		(3,369.6)	(3,141.8)	**(496.0)**	(109.1)
Share of net profit/(loss) of joint venture entity accounted for using the equity method	11	**0.8**	(0.3)	–	–
Earnings before interest and tax		**648.4**	562.5	**283.7**	349.7
Net finance costs					
Finance costs	4	**(157.0)**	(152.3)	**(179.9)**	(161.8)
Finance income	3	**24.6**	17.8	**147.7**	107.0
		(132.4)	(134.5)	**(32.2)**	(54.8)
Profit from continuing operations before income tax		**516.0**	428.0	**251.5**	294.9
Income tax (expense)/benefit	5	**(148.4)**	(114.4)	**7.8**	(75.4)
Profit from continuing operations after income tax		**367.6**	313.6	**259.3**	219.5
Discontinued operation					
Loss from discontinued operation after income tax	6b)	**(56.9)**	(31.2)	–	–
Profit after tax attributable to members of Coca-Cola Amatil Limited		**310.7**	282.4	**259.3**	219.5

	Refer Note	¢	¢
Earnings per share (EPS) for profit from continuing operations attributable to ordinary equity holders of the Company	27		
Basic EPS		**48.8**	41.9
Diluted EPS		**48.7**	41.8
Earnings per share (EPS) for profit attributable to ordinary equity holders of the Company	27		
Basic EPS		**41.3**	37.7
Diluted EPS		**41.2**	37.6
Dividends paid	26		
Prior year final dividend paid per ordinary share		**18.0**	17.5
Current year interim dividend paid per ordinary share		**15.5**	14.5

Notes appearing on pages 49 to 111 to be read as part of the financial statements

Balance Sheets

Coca-Cola Amatil Limited and its subsidiaries

As at 31 December 2007

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current assets					
Cash assets	7	**379.7**	436.1	**319.8**	307.5
Trade and other receivables	8	**686.0**	677.7	**90.4**	10.7
Inventories	9	**646.0**	611.6	**–**	–
Prepayments		**44.4**	49.5	**3.1**	2.2
Current tax assets		**4.9**	4.7	**–**	–
Derivatives	34	**13.7**	51.0	**5.9**	41.6
		1,774.7	1,830.6	**419.2**	362.0
Non-current assets held for sale	10	**–**	22.8	**–**	–
Total current assets		**1,774.7**	1,853.4	**419.2**	362.0
Non-current assets					
Trade and other receivables	8	**3.5**	17.9	**2,098.2**	2,026.6
Investment in joint venture entity	11	**16.4**	1.2	**15.8**	1.5
Investments in securities	12	**–**	–	**2,414.4**	2,744.7
Investments in bottlers' agreements	13	**928.8**	1,505.6	**–**	–
Property, plant and equipment	14	**1,302.6**	1,499.9	**–**	–
Intangible assets	15	**512.8**	495.7	**–**	–
Prepayments		**13.6**	21.1	**1.5**	0.8
Deferred tax assets	20	**1.8**	2.2	**4.9**	12.9
Derivatives	34	**83.9**	–	**80.7**	–
Total non-current assets		**2,863.4**	3,543.6	**4,615.5**	4,786.5
Total assets		**4,638.1**	5,397.0	**5,034.7**	5,148.5
Current liabilities					
Trade and other payables	17	**436.2**	491.5	**520.4**	3.4
Interest bearing liabilities	18	**171.4**	278.4	**170.3**	165.7
Current tax liabilities		**66.4**	34.1	**47.8**	27.1
Provisions	19	**85.9**	73.7	**29.8**	20.5
Accrued charges		**337.3**	306.7	**17.9**	19.5
Derivatives	34	**42.0**	169.8	**15.0**	149.1
Total current liabilities		**1,139.2**	1,354.2	**801.2**	385.3
Non-current liabilities					
Trade and other payables	17	**–**	2.9	**–**	478.7
Interest bearing liabilities	18	**1,695.2**	2,077.5	**1,631.4**	1,837.3
Provisions	19	**12.7**	61.5	**7.0**	10.8
Deferred tax liabilities	20	**153.3**	327.9	**–**	–
Defined benefit superannuation plan liabilities	21	**36.6**	32.3	**15.1**	3.5
Derivatives	34	**160.4**	70.0	**152.5**	70.0
Total non-current liabilities		**2,058.2**	2,572.1	**1,806.0**	2,400.3
Total liabilities		**3,197.4**	3,926.3	**2,607.2**	2,785.6
Net assets		**1,440.7**	1,470.7	**2,427.5**	2,362.9
Equity					
Share capital	22	**2,027.8**	2,001.1	**2,027.8**	2,001.1
Shares held by equity compensation plans	23	**(16.3)**	(15.2)	**–**	–
Reserves	24	**25.0**	139.2	**64.8**	34.1
(Accumulated losses)/retained earnings		**(595.8)**	(654.4)	**334.9**	327.7
Total equity		**1,440.7**	1,470.7	**2,427.5**	2,362.9

Notes appearing on pages 49 to 111 to be read as part of the financial statements

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Inflows/(outflows)					
Cash flows from operating activities					
Receipts from customers		**4,469.4**	4,398.0	**–**	–
Receipts from subsidiaries for management and guarantee fees		**–**	–	**108.6**	438.4
Payments to suppliers and employees		**(3,677.2)**	(3,609.6)	**(117.9)**	(108.1)
Dividends received		**1.1**	1.4	**1.7**	18.7
Finance income received		**24.6**	19.5	**147.1**	105.8
Interest and other finance costs paid		**(164.4)**	(170.4)	**(183.6)**	(167.1)
Income tax paid		**(141.5)**	(129.4)	**(81.2)**	(28.8)
Net cash flows from/(used in) operating activities before significant items		512.0	509.5	(125.3)	258.9
Significant items	2	11.9	(41.1)	–	–
Net cash flows from/(used in) operating activities	7c)	**523.9**	468.4	**(125.3)**	258.9
Cash flows from investing activities					
Proceeds from disposal of –					
surplus South Korean properties		**23.8**	26.3	**–**	–
land in Eastern Creek, Australia		**–**	49.2	**–**	–
other property, plant and equipment		**5.0**	8.7	**–**	–
investments in securities		**–**	0.7	**–**	–
right to Maxxium incentive payments		**18.8**	–	**–**	–
Return of share capital from subsidiaries		**–**	–	**–**	1.2
Payments for –					
additions of property, plant and equipment		**(291.8)**	(275.2)	**–**	(0.4)
additions of software development assets		**(8.5)**	(5.8)	**–**	–
acquisitions of entities and operations (net) –					
current period acquisitions	32b)	**(14.9)**	(15.5)	**–**	–
prior period acquisitions – deferred amounts		**(0.6)**	(9.5)	**–**	–
investment in joint venture entity		**(12.8)**	(1.5)	**(12.8)**	(1.5)
additions of other non-current assets		**(0.2)**	(0.7)	**–**	–
loan made during the period		**–**	(2.9)	**–**	(1.5)
Net cash flows used in investing activities before significant item		(281.2)	(226.2)	(12.8)	(2.2)
Significant item	6e)	351.8	–	–	–
Net cash flows from/(used in) investing activities		**70.6**	(226.2)	**(12.8)**	(2.2)
Cash flows from financing activities					
Proceeds from issue of shares		**12.4**	4.6	**12.4**	4.6
Proceeds from borrowings		**245.5**	884.8	**–**	552.7
Borrowings repaid		**(666.8)**	(782.4)	**(259.7)**	(97.1)
Net decrease/(increase) in intragroup loans		**–**	–	**635.5**	(313.9)
Dividends paid	26a)	**(237.8)**	(225.2)	**(237.8)**	(225.2)
Net cash flows (used in)/from financing activities		**(646.7)**	(118.2)	**150.4**	(78.9)
Net (decrease)/increase in cash and cash equivalents		**(52.2)**	124.0	**12.3**	177.8
Cash and cash equivalents held at the beginning of the financial year		**436.1**	313.8	**307.5**	129.7
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(4.6)**	(1.7)	**–**	–
Cash and cash equivalents held at the end of the financial year	7a)	**379.3**	436.1	**319.8**	307.5

Notes appearing on pages 49 to 111 to be read as part of the financial statements

Statements of Changes in Equity

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited				
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves[1] $M	Accumulated losses $M	Total equity $M
At 1 January 2007		**2,001.1**	**(15.2)**	**139.2**	**(654.4)**	**1,470.7**
Transactions recognised directly in equity –						
Foreign exchange differences –						
on translation of foreign operations		–	–	**(89.5)**	–	**(89.5)**
transfer to income statements on disposal of operation	6e)	–	–	**(46.7)**	–	**(46.7)**
Movement in –						
unvested shares held by equity compensation plans		–	**(1.1)**	**(2.4)**	–	**(3.5)**
share based remuneration plans		–	–	**10.2**	–	**10.2**
share based payment		–	–	**(3.3)**	–	**(3.3)**
fair value of cash flow hedges		–	–	**17.5**	–	**17.5**
Total of transactions recognised directly in equity		–	**(1.1)**	**(114.2)**	–	**(115.3)**
Profit		–	–	–	**310.7**	**310.7**
Total changes in equity other than those arising from transactions with equity holders		–	**(1.1)**	**(114.2)**	**310.7**	**195.4**
Transactions with equity holders –						
Movement in ordinary shares	22	**26.7**	–	–	–	**26.7**
Dividends appropriated	26	–	–	–	**(252.1)**	**(252.1)**
Total of transactions with equity holders		**26.7**	–	–	**(252.1)**	**(225.4)**
At 31 December 2007		**2,027.8**	**(16.3)**	**25.0**	**(595.8)**	**1,440.7**
At 1 January 2006		1,982.1	(11.9)	151.8	(697.2)	1,424.8
Transactions recognised directly in equity –						
Foreign exchange differences on translation of foreign operations–		–	–	(6.5)	–	(6.5)
Movement in –						
unvested shares held by equity compensation plans		–	(3.3)	2.5	–	(0.8)
share based remuneration plans		–	–	4.7	–	4.7
share based payment		–	–	(0.4)	–	(0.4)
fair value of cash flow hedges		–	–	(12.9)	–	(12.9)
Total of transactions recognised directly in equity		–	(3.3)	(12.6)	–	(15.9)
Profit		–	–	–	282.4	282.4
Total changes in equity other than those arising from transactions with equity holders		–	(3.3)	(12.6)	282.4	266.5
Transactions with equity holders –						
Movement in ordinary shares	22	19.0	–	–	–	19.0
Dividends appropriated	26	–	–	–	(239.6)	(239.6)
Total of transactions with equity holders		19.0	–	–	(239.6)	(220.6)
At 31 December 2006		2,001.1	(15.2)	139.2	(654.4)	1,470.7

1 Refer to Note 24.

Notes appearing on pages 49 to 111 to be read as part of the financial statements

CCA Entity		Equity attributable to members of Coca-Cola Amatil Limited			
	Refer Note	Share capital $M	Reserves[1] $M	Retained earnings $M	Total equity $M
At 1 January 2007		**2,001.1**	**34.1**	**327.7**	**2,362.9**
Transactions recognised directly in equity –					
Movement in –					
share based remuneration plans		–	**8.7**	–	**8.7**
share based payment		–	**(3.3)**	–	**(3.3)**
fair value of cash flow hedges		–	**25.3**	–	**25.3**
Total of transactions recognised directly in equity		–	**30.7**	–	**30.7**
Profit		–	–	**259.3**	**259.3**
Total changes in equity other than those arising from transactions with equity holders		–	**30.7**	**259.3**	**290.0**
Transactions with equity holders –					
Movement in ordinary shares	22	**26.7**	–	–	**26.7**
Dividends appropriated	26	–	–	**(252.1)**	**(252.1)**
Total of transactions with equity holders		**26.7**	–	**(252.1)**	**(225.4)**
At 31 December 2007		**2,027.8**	**64.8**	**334.9**	**2,427.5**
At 1 January 2006		1,982.1	12.1	347.8	2,342.0
Transactions recognised directly in equity –					
Movement in –					
share based remuneration plans		–	4.4	–	4.4
share based payment		–	(0.4)	–	(0.4)
fair value of cash flow hedges		–	18.0	–	18.0
Total of transactions recognised directly in equity		–	22.0	–	22.0
Profit		–	–	219.5	219.5
Total changes in equity other than those arising from transactions with equity holders		–	22.0	219.5	241.5
Transactions with equity holders –					
Movement in ordinary shares	22	19.0	–	–	19.0
Dividends appropriated	26	–	–	(239.6)	(239.6)
Total of transactions with equity holders		19.0	–	(239.6)	(220.6)
At 31 December 2006		2,001.1	34.1	327.7	2,362.9

1 Refer to Note 24.

Notes appearing on pages 49 to 111 to be read as part of the financial statements

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

Basis of financial report preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian Dollars and all values are rounded to the nearest tenth of a million dollars, unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Statement of compliance

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial statements and notes thereto, comply with International Financial Reporting Standards (IFRS).

The Group has adopted AASB 7 "Financial Instruments: Disclosures" and AASB 101 "Amendments – Presentation of Financial Statements". The adoption of these standards has only affected the disclosure in the financial statements. There has been no effect on profit and loss or the financial position of the Group.

Australian Accounting Standards and Interpretations that have been issued or amended but are not yet effective have not been early adopted by the Group for the annual reporting period ended 31 December 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard[1]	Impact on Group financial report	Application date for Group
AASB Interpretation 11	AASB 2 Group and Treasury Share Transactions	Requires arrangements whereby the rights to an entity's equity instruments to be accounted for as an equity settled share based payment and provides guidance on how subsidiaries should account for such arrangements whereby the employees receive rights to equity instruments of the parent entity.	1 Mar 2007	No impact on the Group as the Group's accounting policy is to account for such arrangements as equity settled share based payments.	1 Jan 2008
AASB 2007 – 4	Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments	Removes the differences between AIFRS and IFRS, other than those dealt with in specific not-for-profit entity paragraphs and incorporates new accounting policy options which includes proportionate consolidation for jointly controlled entities and preparation of cash flow statements using the "indirect method".	1 Jul 2007	Unless the Group elects to adopt the proportionate consolidation method for joint venture entities and preparation of cash flow statements using the "indirect method", these amendments are not expected to have any impact on the Group's financial report.	1 Jan 2008
AASB Interpretation 14	AASB 119 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	Provides clarification on the limit of assets in an employer's balance sheet in respect of defined benefit plans and how the plan's assets or liabilities may be affected in jurisdictions with minimum funding requirements.	1 Jan 2008	No material impact on the Group as the Group's defined benefit plans have immaterial pension assets and liabilities, including those in foreign operations.	1 Jan 2008

Refer to the following page for footnote details.

1. Summary of Significant Accounting Policies continued

a) Statement of compliance continued

Reference	Title	Summary	Application date of standard[1]	Impact on Group financial report	Application date for Group
AASB 8	Operating Segments	New standard replacing AASB 114 "Segment Reporting".	1 Jan 2009	AASB 8 is a disclosure standard so it will have no direct material impact on the amounts included in the Group's financial report. However, it will result in additional disclosure included in the Group's financial report.	1 Jan 2009
AASB 2007 – 3	Amendments to Australian Accounting Standards Arising from AASB 8	Amendments arise from the release in Feb 2007 of AASB 8 "Operating Segments".	1 Jan 2009	As above.	1 Jan 2009
AASB 101	Presentation of Financial Statements	Changes the references used in Australian Accounting Standards to better align with IFRS terminology.	1 Jan 2009	The amendments will have no material impact on the amounts included in the Group's financial report. It will only result in changes in the references used in the Group's financial report.	1 Jan 2009
AASB 2007 – 8	Amendments to Australian Accounting Standards arising from AASB 101	Amendments arise from the amendments to AASB 101 "Presentation of Financial Statements".	1 Jan 2009	As above.	1 Jan 2009
AASB 123	Borrowing Costs	Eliminates from AASB 123 the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset.	1 Jan 2009	No impact on the Group as the Group is currently adopting the practice of capitalising borrowing costs which are directly attributable to the acquisition, construction or production of qualifying assets.	1 Jan 2009
ASB 2007 – 6	Amendments to Australian Accounting Standards Arising from AASB 123	Amendments arise from the amendments to AASB 123 "Borrowing Costs".	1 Jan 2009	As above.	1 Jan 2009

1 Application date for the annual reporting periods beginning on or after the date shown in the above table.

b) Principles of consolidation

i) Subsidiaries

The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its subsidiaries. Subsidiaries include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1n)).

Investments in subsidiaries are measured initially at fair value and subsequently at cost less impairment.

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of subsidiaries have been prepared for the same reporting period as that of the parent entity, using consistent accounting policies. Adjustments have been made to bring into line any dissimilar accounting policies that may exist across the Group.

1. Summary of Significant Accounting Policies continued

b) Principles of consolidation continued

ii) Joint venture entity

The investment in the joint venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture entity is recognised in the income statements, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to the joint venture entity are set out in Note 11.

Profits or losses on transactions establishing the joint venture entity and transactions with the joint venture entity are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

c) Use of estimates

In conforming with AIFRS, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

d) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

During the period, CCA has changed the presentation and classification of financial reporting by business and geographical segments. Refer to Note 2 for details.

e) Foreign currency translations

i) Functional and presentation currency

Both the functional and presentational currency of Coca-Cola Amatil Limited and its Australian subsidiaries is Australian Dollars. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise, as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

On consolidation, the assets and liabilities of foreign subsidiaries are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. The exchange differences arising on the retranslation are taken directly to equity within the foreign currency translation reserve. On disposal of a foreign subsidiary, accumulated exchange differences are recognised in the income statements as a component of the gain or loss on disposal.

f) Revenue

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognised net of discounts, allowances and applicable amounts of value added taxes such as the Australian Goods and Services Tax. The following specific recognition criteria must also be met before revenue is recognised –

i) Sale of goods and materials

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customers;

ii) Rendering of services

Revenue from installation and maintenance of equipment is recognised when the services have been performed and the amount can be measured reliably;

iii) Interest income

Interest income is recognised as the interest accrues using the effective interest method;

iv) Dividends

Dividends are recognised when the right to receive the payment is established; and

v) Rental income

Rental income arising from equipment hire is accounted for on a straight line basis over the term of the rental contract.

Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

g) Finance costs

Finance costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

h) Income tax

i) Current tax

Current tax liability or asset represents amounts payable or receivable in relation to income taxes attributable to taxable profits of the current or prior financial years, less instalments of income tax paid. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

ii) Deferred tax

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction.

Deferred tax assets are recognised to the extent that management considers it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred tax liabilities are recognised for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction, other than a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit or loss.

1. Summary of Significant Accounting Policies continued

h) Income tax continued

ii) Deferred tax continued

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

i) Cash and cash equivalents

Cash assets comprise cash on hand, deposits held at call with financial institutions, other short term, and highly liquid investments with maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of bank overdrafts.

j) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful receivables.

Collectibility of trade receivables is reviewed on an ongoing basis. The carrying amount of the trade receivables is reduced through the use of an allowance account and the amount of the loss is recognised in the income statements. An allowance for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statements.

k) Inventories

Inventories including raw materials, work in progress and finished goods are stated at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Costs of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

l) Non-current assets held for sale and discontinued operation

Non-current assets and disposal groups are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. An impairment loss is recognised for any initial or subsequent write down of the assets and disposal group to fair value less costs to sell.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of the discontinued operation are presented separately on the face of the income statements.

m) Financial assets

The Group classifies its financial assets as either "fair value through the income statements" or as "loans and receivables". The classification depends on the purpose for which the financial asset was acquired.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through the income statements, directly attributable transaction costs. Investments in subsidiaries, as recorded in the CCA Entity financial statements, are accounted for at cost.

Recognition and derecognition

All regular purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular purchases and sales of financial assets under contracts that require delivery of the assets within the period are established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or been transferred.

i) Financial assets at fair value through the income statements

Financial assets at fair value through the income statements are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than twelve months after the balance date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

The fair value of all financial assets is based on an active market price. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arms length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analyses, and option pricing models refined to reflect the specific circumstances.

n) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statements.

1. Summary of Significant Accounting Policies
continued

o) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost.

Investments in bottlers' agreements are not amortised as they are considered to have an indefinite life but are tested annually for any impairment in the carrying amount. Refer to Note 16 for details of impairment testing on investments in bottlers' agreements.

p) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Property, plant and equipment, other than freehold land, is depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years
Plant and equipment	3 to 15 years

The estimation of the useful lives has been based on historical experience as well as manufacturers' warranties (for plant and equipment), lease terms (for leased equipment) and turnover policies (for motor vehicles). In addition, the condition of the assets is assessed every year and considered against the remaining useful life. Depreciation charges are noted in Note 14.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statements in the financial year the item is derecognised.

q) Leased assets

Leases are classified at their inception as either finance or operating leases based on the economic substance of the arrangement so as to reflect the risks and benefits incidental to ownership.

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property. Operating lease payments are charged to the income statements on a straight line basis over the lease term. Refer to Note 4 for details. Lease income from operating leases is recognised as income on a straight line basis over the lease term. Refer to Note 3 for details.

r) Intangible assets

i) Identifiable intangible assets

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to each class of intangible asset. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statements and charged on a straight line basis.

Intangible assets, excluding software development assets, created within the business are not capitalised and costs are taken to the income statements when incurred.

Intangible assets with indefinite lives are tested for impairment at least annually at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Software development costs incurred on an individual project are carried forward when future recoverability can reasonably be assured. Following the initial recognition of software development assets, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any costs carried forward are amortised over the assets' useful economic lives.

The carrying value of software development assets is reviewed for impairment annually when an asset is not in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statements when the asset is derecognised.

The estimated useful lives of existing finite intangible assets are as follows –

Customer lists	5 to 10 years
Brand names	40 years
Intellectual property	5 years
Software development assets	1 to 7 years

ii) Goodwill

Goodwill is the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortised but will be tested annually or more frequently if required, for any impairment in the carrying amount. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

Goodwill arising on the acquisition of subsidiaries is treated as an asset of the subsidiary. These balances are denominated in the currency of the subsidiary and are translated to Australian Dollars on a consistent basis with the other assets and liabilities held by the subsidiary.

s) Impairment of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. Where an indicator of impairment exists or where annual impairment testing for an asset is required, the Group makes a formal estimate of the recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of an asset exceeds recoverable amount, which is defined as the higher of an asset's fair value less costs to sell, or value in use. For the purpose of assessing impairment, assets are grouped at the level for which there are separately identifiable cash flows.

An impairment loss is recognised in the income statements. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

t) Trade and other payables

Trade and other payables are carried at amortised cost. Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at reporting date. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

1. Summary of Significant Accounting Policies continued

u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where material, the effect of the time value of money is taken into account in measuring provisions by discounting the expected future cash flows at a rate which reflects both the risks specific to the liability, and current market assessments of the time value of money. Where discounting is applied, increases in the balance of provisions attributable to the passage of time are recognised as an interest cost.

v) Employee benefits

i) Wages and salaries, annual leave, sick leave and other benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, annual leave, sick leave, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled.

ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

iii) Pensions and post retirement benefits

The Group operates a number of defined benefit and defined contribution superannuation plans. The defined benefit plans are made up of both funded and unfunded plans. The assets of funded schemes are held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under the "corridor" approach, actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash flows using interest rates on government bonds, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees. Refer to Note 21 for further details on the Group's defined benefit plans.

The Group's contributions made to defined contribution superannuation plans are recognised as an expense when they are due.

iv) Equity compensation plans

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Employer contributions to the Employees Share Plan are charged as an employee benefits expense over the vesting period. Any amounts of unvested shares held by the trust are controlled by the Group until they vest and are recorded at cost in the balance sheets within equity as shares held by equity compensation plans until they vest. The amounts relating to the unvested obligation are recorded at balance date within equity as an adjustment to the equity compensation reserve until they vest. No gain or loss is recognised in the income statements on the purchase, sale, issue or cancellation of CCA's own equity instruments.

Shares granted under the Long Term Incentive Share Plan are measured by reference to the fair value of the shares at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo simulation methodology. The cost of shares is charged as an employee benefits expense over the vesting period together with a corresponding increase in the equity compensation reserve, ending on the date on which the relevant employees become entitled to the award. Refer to Note 25 for further details on Long Term Incentive Share Plan.

The cumulative expense recognised for equity settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and CCA's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statements charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

w) Share capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Company, less transaction costs, net of tax.

x) Derivative financial instruments

The Group holds a number of different financial instruments to hedge risks relating to underlying transactions. The Group's major exposure to interest rate risk and foreign currency risk arises from the Group's long term borrowings and commodity exposures in foreign currency. The Group is also exposed to commodity price volatility in certain raw materials used in the business. Details of the Group's hedging activities are provided below.

The Group designates certain derivatives as either –

- hedges of the fair value of recognised liabilities (fair value hedges); or
- hedges of foreign currency risk associated with recognised liabilities or highly probable forecast transactions (cash flow hedges).

Derivatives are initially recognised at fair value on the date derivative contracts are entered into and are subsequently remeasured at fair value.

The terms and conditions in relation the Group's derivative instruments are similar to the terms and conditions of the underlying hedged items. As at 31 December 2007, the Group's hedge relationships were effective.

1. Summary of Significant Accounting Policies continued

x) Derivative financial instruments continued

Hedge accounting
The Group designates certain derivative transactions as either fair value hedges or cash flow hedges. Hedges of foreign exchange rate risk on firm commitments are accounted for as cash flow hedges.

The Group documents at inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedge accounting are highly effective in offsetting changes in fair value or cash flows of hedged items.

Changes in the fair values of derivative financial instruments not qualifying for hedge accounting, and for discontinued hedges are reported in the income statements.

Fair value hedges
During the accounting period, the Group held cross currency and interest rate swaps to mitigate exposures to changes in the fair value of foreign currency denominated debt from fluctuations in foreign currency and interest rates. The hedged items designated were a portion of the Group's foreign currency denominated borrowings. The changes in fair values of the hedged items resulting from movements in exchange rates and interest rates are offset against the changes in the value of the cross currency and interest rate swaps. The objective of this hedging is to convert foreign currency borrowings to floating Australian Dollar borrowings. Accordingly, at inception, no significant portion of the change in fair value of the cross currency interest rate swap is expected to be ineffective.

Gains or losses from remeasuring the fair value of the hedge instruments are recognised within "net finance costs" in the income statements, together with gains and losses in relation to the hedged item where those gains or losses relate to the hedged risks. The hedge relationship is expected to be highly effective because the notional amount of the cross currency interest rate swap coincides with that of the underlying debt, and all cash flow and reset dates coincide between the borrowing and the swaps.

The effectiveness of the hedging relationship is tested prospectively and retrospectively by means of cumulative dollar offset effectiveness calculations. The primary objective is to determine if changes to the hedged item and the derivative are highly correlated and, thus supportive of the assertion that there will be a high degree of offset in fair values achieved by the hedge.

Cash flow hedges
Cash flow hedges are used to hedge exposures relating to the Group's borrowings and ongoing business activities, where the Group has highly probable purchase or settlement commitments in foreign currencies.

During the year, the Group entered into forward foreign currency contracts and bought currency options contracts as cash flow hedges to hedge forecast commodity transactions and capital expenditure requirements denominated in foreign currency which hedge foreign currency risk arising from spot rate changes. The hedged items comprised highly probable forecast foreign currency commodity related payments for the Group's operations and capital items.

The Group also entered into interest rate swap contracts and bought interest rate options contracts as cash flow hedges of future payments denominated in local currency resulting from the Group's long term overseas borrowings denominated in local currency. The hedged items designated were a portion of the outflows associated with these overseas borrowings denominated in local currency.

The Group enters into futures, swaps and option contracts as cash flow hedges to hedge forecast commodity exposures. The hedged items designated are certain raw materials used to produce finished product. The commodity hedges which are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transaction depending on hedge effectiveness testing outcomes and when the underlying exposure impacts earnings. Any cost or benefit resulting from the hedge forms part of the carrying value of inventories.

y) Interest bearing liabilities and other borrowings
All loans and borrowings are initially recognised at fair value of the consideration received net of transaction costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Fair value hedging is applied to certain interest bearing liabilities and other borrowings (refer to Note 1x)). In such instances, the resulting fair value adjustments mean that the carrying value differs from amortised cost.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

z) Dividends
Dividends are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

aa) Earnings per share (EPS)
Basic EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

2. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the Beverage business and Food & Services business. The Beverage business is further divided into non-alcoholic and alcoholic business. Within the non-alcoholic beverage business, the Group manufactures, distributes and markets carbonated soft drinks. CCA's alcoholic business distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc in August 2006. From April 2007, Pacific Beverages Pty Ltd began selling and distributing the premium spirit portfolio of global distributor Maxxium.

The Food & Services segment comprises the SPC Ardmona (SPCA), Neverfail, Quirks and Grinders businesses. Within the Food & Services segment, the Group processes and markets fruit and other food products, provides cold drink equipment to the Australian Beverage business and third party customers and distributes bulk water and coffee products. The Food & Services segment was established following the outcome of the strategic review announced in April 2007. This arrangement is intended to provide management with a greater focus on managing CCA's lower volume and non-trade operations while maintaining the integration benefits made post acquisition.

The Neverfail, Quirks and Grinders businesses were previously included as part of the Australian Beverage segment. The Food & Services segment is now reported as a new segment replacing the previous SPCA segment.

Accordingly, 2006 comparative segment information has been restated in accordance with the amended reporting basis for the new segments as outlined above. The restatement has resulted in no adjustment to CCA Group totals for the information reported in this note.

	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
	Trading revenue		**Other revenue**		**Total revenues before finance income**	
Beverage business						
Australia	**2,399.5**	2,198.9	**52.2**	40.0	**2,451.7**	2,238.9
New Zealand & Fiji	**454.3**	416.3	**2.6**	0.6	**456.9**	416.9
Indonesia & PNG	**491.8**	470.8	**7.4**	4.1	**499.2**	474.9
Total Beverage	**3,345.6**	3,086.0	**62.2**	44.7	**3,407.8**	3,130.7
Food & Services business						
Australia	**586.2**	555.6	**23.2**	18.3	**609.4**	573.9
Total Food & Services	**586.2**	555.6	**23.2**	18.3	**609.4**	573.9
Total continuing operations	**3,931.8**	3,641.6	**85.4**	63.0	**4,017.2**	3,704.6
Discontinued operation[1]	**461.4**	711.5	**20.6**	4.5	**482.0**	716.0
Total CCA Group	**4,393.2**	4,353.1	**106.0**	67.5	**4,499.2**	4,420.6
	Earnings before interest, tax and significant items		**Significant items**[2]		**Segment result – earnings before interest and tax**	
Beverage business						
Australia	**446.0**	397.3	**–**	–	**446.0**	397.3
New Zealand & Fiji	**77.8**	65.1	**–**	–	**77.8**	65.1
Indonesia & PNG	**36.8**	17.6	**–**	–	**36.8**	17.6
	560.6	480.0	**–**	–	**560.6**	480.0
Share of net profit/(loss) of joint venture entity	**0.8**	(0.3)	**–**	–	**0.8**	(0.3)
Total Beverage	**561.4**	479.7	**–**	–	**561.4**	479.7
Food & Services business						
Australia	**87.0**	82.8	**–**	–	**87.0**	82.8
Total Food & Services	**87.0**	82.8	**–**	–	**87.0**	82.8
Total continuing operations	**648.4**	562.5	**–**	–	**648.4**	562.5
Discontinued operation[1]	**4.7**	18.0	**(59.4)**	(41.1)	**(54.7)**	(23.1)
Total CCA Group	**653.1**	580.5	**(59.4)**	(41.1)	**593.7**	539.4

Refer to the following page for footnote details.

2. Financial Reporting by Business and Geographic Segments continued

	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
	Assets		Liabilities		Net assets	
Beverage business						
Australia	**1,765.3**	1,571.4	**666.9**	605.8	**1,098.4**	965.6
New Zealand & Fiji	**532.1**	478.4	**93.0**	79.8	**439.1**	398.6
Indonesia & PNG	**355.7**	391.7	**114.7**	113.9	**241.0**	277.8
	2,653.1	2,441.5	**874.6**	799.5	**1,778.5**	1,642.0
Investment in joint venture entity	**16.4**	1.2	**–**	–	**16.4**	1.2
	2,669.5	2,442.7	**874.6**	799.5	**1,794.9**	1,643.2
Food & Services business						
Australia	**1,580.0**	1,518.0	**112.3**	108.8	**1,467.7**	1,409.2
Total Food & Services	**1,580.0**	1,518.0	**112.3**	108.8	**1,467.7**	1,409.2
Total continuing operations	**4,249.5**	3,960.7	**986.9**	908.3	**3,262.6**	3,052.4
Discontinued operation[1]	**–**	987.7	**–**	131.7	**–**	856.0
Assets and liabilities excluded from above[3]	**388.6**	448.6	**2,210.5**	2,886.3	**(1,821.9)**	(2,437.7)
Total CCA Group	**4,638.1**	5,397.0	**3,197.4**	3,926.3	**1,440.7**	1,470.7

	Depreciation and amortisation expenses		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
Beverage business						
Australia	**39.6**	51.4	**53.5**	70.2[4]	**133.3**	72.8
New Zealand & Fiji	**16.7**	17.4	**10.4**	6.8	**69.7**	58.5
Indonesia & PNG	**32.6**	38.5	**14.4**	10.5	**34.8**	38.9
Total Beverage	**88.9**	107.3	**78.3**	87.5	**237.8**	170.2
Food & Services business						
Australia	**60.9**	55.0	**23.2**	13.1	**74.9**	124.7
Total Food & Services	**60.9**	55.0	**23.2**	13.1	**74.9**	124.7
Total continuing operations	**149.8**	162.3	**101.5**	100.6	**312.7**	294.9
Discontinued operation[1]	**27.0**	38.9	**11.7**	21.7	**15.4**	19.8
Total CCA Group	**176.8**	201.2	**113.2**	122.3	**328.1**	314.7

1 Discontinued operation refers to the South Korean business which was discontinued on 24 October 2007. This business was previously part of the Beverage segment within CCA Group. Refer to Note 6 for further details.

2 Significant items include the following –

	2007 $M	2006 $M
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	5.7	14.9
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(17.6)	(1.0)
	(11.9)	13.9
Impairment of the investment in bottlers' agreement in South Korea	25.0	–
Loss recognised on disposal of the South Korean business	46.3	–
Early retirement plan expenses in South Korea	–	27.2
	59.4	41.1

3 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activity.

4 This amount has been restated (increased) by $7.6 million as certain labour related expenses were reclassified into employee benefits expenses. This amount is now stated on a consistent basis with the 2007 amount.

5 Non-current assets comprise investment in joint venture entity, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

	Refer Note	CCA Group		CCA Entity	
		2007 $M	2006 $M	**2007 $M**	2006 $M

3. Revenues

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Trading revenue from continuing operations					
Sales of –					
beverage products		**3,431.1**	3,161.3	**–**	–
food products		**446.2**	429.4	**–**	–
equipment		**21.5**	20.1	**–**	–
Total sales		**3,898.8**	3,610.8	**–**	–
Rental of equipment		**33.0**	30.8	**–**	–
Total trading revenue		**3,931.8**	3,641.6	**–**	–
Other revenue from continuing operations					
Sales of materials and consumables		**1.0**	33.1	**–**	–
Rendering of services		**53.8**	6.4	**–**	–
Miscellaneous rental and sundry income		**29.5**	22.1	**–**	–
Management and guarantee fees from subsidiaries	36	**–**	–	**108.4**	438.3
Dividend income from –					
subsidiaries	36	**–**	–	**671.3**	20.5
other corporations		**1.1**	1.4	**–**	–
Total other revenue		**85.4**	63.0	**779.7**	458.8
Total revenues, excluding finance income		**4,017.2**	3,704.6	**779.7**	458.8
Interest income from –					
subsidiaries	36	**–**	–	**124.5**	91.5
non-related parties		**24.6**	17.8	**23.2**	15.5
Total finance income		**24.6**	17.8	**147.7**	107.0
Total revenues		**4,041.8**	3,722.4	**927.4**	565.8

4. Expenses

Profit from continuing operations before income tax includes the following specific expenses –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Cost of goods sold for –					
beverages products		**1,790.7**[1]	1,650.8[1]	**–**	–
food products		**342.9**[1]	314.0[1]	**–**	–
equipment		**16.5**	15.7	**–**	–
rental of equipment – directly attributable expenses		**7.1**	5.8	**–**	–
materials and consumables		**–**	28.2	**–**	–
Total cost of goods sold		**2,157.2**	2,014.5	**–**	–
Interest costs from –					
subsidiaries	36	**–**	–	**29.3**	31.4
non-related parties		**162.9**[2]	158.8[2]	**150.6**[3]	130.4[3]
Other finance costs/(gains)		**0.7**	(4.1)	**–**	–
Total finance costs		**163.6**	154.7	**179.9**	161.8
Amounts capitalised		**(6.6)**	(2.4)	**–**	–
Total finance costs expensed		**157.0**	152.3	**179.9**	161.8

1 Includes hedging gains of $1.9 million (2006: $31.0 million) transferred from the cash flow hedging reserve.

2 Includes hedging losses of $1.0 million (2006: gains of $1.9 million) on interest rate and cross currency swaps transferred from the cash flow hedging reserve.

3 Includes hedging losses of $1.1 million (2006: $0.5 million) on interest rate and cross currency swaps transferred from the cash flow hedging reserve.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

4. Expenses continued

Profit from continuing operations before income tax includes the following specific expenses –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Depreciation expense		**143.2**	157.4	**–**	2.5
Amortisation expense		**6.6**	4.9	**–**	–
Bad and doubtful debts expense – trade receivables		**3.1**	8.7	**–**	–
Rentals – operating leases		**77.3**	63.9	**1.6**	1.7
Defined benefit superannuation plan expenses	21f)	**11.4**	15.1	**6.6**	2.6
Defined contribution superannuation plan expenses		**39.0**	34.3	**9.1**	6.9
Employees Share Plan expenses		**4.8**	5.2	**1.2**	1.1
Equity compensation plan expenses	24b)	**9.6**	4.9	**8.1**	4.6
Employee benefits expense		**72.3**	61.6	**21.2**	15.0
Net foreign exchange gains		**(4.1)**[4]	(12.3)[4]	**(4.4)**[5]	(13.1)[5]
Write down of inventories to net realisable value		**6.3**	1.1	**–**	–
(Profit)/loss from disposal of –					
land in Eastern Creek, Australia		**–**	(13.4)	**–**	–
other property, plant and equipment		**13.8**	2.1	**–**	–
software development assets		**0.6**	–	**–**	–
investments in securities		**–**	(0.7)	**–**	–
right to Maxxium incentive payments		**(18.8)**	–	**(18.8)**	–
Impairment of intangible assets	15	**12.8**	5.9	**–**	–
Impairment of property, plant and equipment	14	**7.5**	23.9	**–**	–
Impairment of investment in subsidiary[6]		**–**	–	**371.4**	–

4 Includes hedging losses of $0.3 million (2006: gains of $0.1 million) transferred from the cash flow hedging reserve, and gains on derivatives not qualifying as hedges of $5.2 million (2006: $14.3 million).

5 Includes gains on derivatives not qualifying as hedges of $5.8 million (2006: $13.1 million).

6 Relates to impairment on CCKBC Holdings Ltd. Refer to Note 31 for details on investments in subsidiaries.

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M

5. Income Tax Expense

a) Income tax expense/(benefit)

	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Current tax expense/(benefit)		**173.7**	114.2	**(10.9)**	84.6
Deferred tax (benefit)/expense	20b)	**(29.3)**	6.9	**(0.6)**	(5.2)
Adjustments for current tax of prior periods		**0.2**	(7.5)	**3.7**	(4.0)
		144.6	113.6	**(7.8)**	75.4
Income tax expense/(benefit) is attributable to –					
Continuing operations		**148.4**	114.4	**(7.8)**	75.4
Discontinued operation	6b)	**(3.8)**	(0.8)	**–**	–
		144.6	113.6	**(7.8)**	75.4

b) Reconciliation of income tax expense/(benefit) to prima facie tax payable

	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Profit from continuing operations before income tax		**516.0**	428.0	**251.5**	294.9
Loss from discontinued operation before income tax	6b)	**(60.7)**	(32.0)	**–**	–
		455.3	396.0	**251.5**	294.9
Prima facie income tax expense on profit at the Australian rate of 30%		**136.6**	118.8	**75.5**	88.5
Tax effect of permanent differences –					
Non-allowable expenses		**3.5**	2.8	**0.2**	–
Non-assessable dividends		**–**	–	**(201.4)**	(6.1)
Tax offset for franked dividends		**(0.3)**	(0.4)	**–**	–
Other items		**2.0**	0.8	**1.4**	(0.1)
Impairments of –					
investment in subsidiary		**–**	–	**111.4**	–
goodwill		**1.9**	–	**–**	–
Loss on disposal of the South Korean business		**17.0**	–	**–**	–
Overseas tax rates differential		**2.3**	1.8	**–**	–
Overseas withholding tax		**(16.8)**	(9.1)	**–**	–
Share of net (profit)/loss of joint venture entity		**(0.3)**	0.1	**–**	–
Deductible temporary differences from –					
movement in derecognised amounts		**(4.7)**	8.3	**–**	–
utilisation of previously unrecognised tax losses		**–**	(2.0)	**–**	(2.9)
derecognition of deferred tax assets		**3.0**	–	**1.4**	–
Adjustments for current tax of prior periods		**0.2**	(7.5)	**3.7**	(4.0)
Change in overseas tax rate		**0.2**	–	**–**	–
Income tax expense/(benefit)		**144.6**	113.6	**(7.8)**	75.4

c) Australian tax consolidation

CCA has formed a consolidated group for income tax purposes, effective on and from 1 January 2003, with each of its wholly owned Australian subsidiaries.

CCA, as the head entity, and the subsidiaries in the tax consolidated group continue to account for their own current and deferred tax amounts. The amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. The current tax balances are then transferred to CCA (being the head entity) via intercompany balances.

The method used to measure current and deferred tax amounts is summarised in Note 1h).

The entities within the Group have entered a tax funding arrangement whereby each subsidiary will compensate CCA for the amount of tax payable that would be calculated as if the subsidiary was a tax paying entity.

5. Income Tax Expense continued

c) Australian tax consolidation continued

In preparing the financial statements for CCA, the following amounts have been recognised as tax consolidation compensation adjustments –

	CCA Entity	
	2007 $M	2006 $M
Total increase/(decrease) in amounts receivable from subsidiaries	**107.2**	(41.6)
Total (decrease)/increase in amounts payable to subsidiaries	**(2.3)**	16.7

6. Discontinued Operation

a) Details of the disposed business

On 20 August 2007, CCA announced that it had signed a formal sale and purchase agreement with LG Household & Health Care Ltd (LGH&H) for the sale of CCA's South Korean business. The disposal of the South Korean business was completed on 24 October 2007, on which date control of the business passed to LGH&H.

The following subsidiaries were disposed of and are therefore included as part of the discontinued operation as reported in this financial report –

CCKBC (Netherlands) Holding I BV;
CCKBC (Netherlands) Holding II BV; and
Coca-Cola Korea Bottling Company, Ltd.

Refer to Note 31 for further details.

b) Financial performance of the disposed business

The results of the discontinued operation for the year until disposal (and full year comparatives) are presented as follows –

	Refer Note	**2007 $M**	2006 $M
Revenues, excluding finance income		**482.0**	716.0
Expenses, excluding finance costs		**(536.7)**	(739.1)
Earnings before interest and tax			
Before significant items		4.7	18.0
Significant items[1]		(59.4)	(41.1)
	2	**(54.7)**	(23.1)
Net finance costs			
Finance cost		**(6.5)**	(11.5)
Finance income		**0.5**	2.6
		(6.0)	(8.9)
Loss from discontinued operation before income tax	5b)	**(60.7)**	(32.0)
Income tax benefit –			
Before significant items		–	0.8
Significant items[1]		3.8	–
	5a)	**3.8**	0.8
(Loss)/profit from discontinued operation after income tax			
Before significant items		(1.3)	9.9
Significant items[1]		(55.6)	(41.1)
		(56.9)	(31.2)

Refer to the following page for footnote details.

6. Discontinued Operation continued

b) Financial performance of the disposed business continued

1 2007 significant items include the following –

	Pre tax $M	Income tax (benefit) /expense $M	Net of tax $M
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	5.7	–	5.7
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(17.6)	–	(17.6)
	(11.9)	–	(11.9)
Impairment of the investment in bottlers' agreement in South Korea	25.0	(6.9)	18.1
Loss recognised on disposal of the South Korean business	46.3	3.1	49.4
	59.4	(3.8)	55.6
2006 significant items include the following –			
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	14.9	–	14.9
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(1.0)	–	(1.0)
	13.9	–	13.9
Early retirement plan expenses in South Korea	27.2	–	27.2
	41.1	–	41.1

	Refer Note	**2007 $M**	2006 $M
c) Cash flow information of the disposed business			
Net cash flows from operating activities before significant items		28.8	12.3
Significant items	6b)	11.9	(41.1)
Net cash flows from/(used in) operating activities		**40.7**	(28.8)
Net cash flows from investing activities before significant item		6.8	9.2
Significant item	6e)	351.8	–
Net cash flows from investing activities		**358.6**	9.2
Net cash flows (used in)/from financing activities		**(56.3)**	11.2
Net increase/(decrease) in cash and cash equivalents		**343.0**	(8.4)
Cash and cash equivalents held at the beginning of the financial year		**25.5**	33.6
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(2.7)**	0.3
Total cash and cash equivalents attributable to the discontinued operation		**365.8**	25.5

6. Discontinued Operation continued

d) Assets and liabilities of the disposed business

The carrying amounts of assets and liabilities disposed as at 24 October 2007 are –

	Refer Note	2007 $M
Assets		
Cash assets		**14.0**
Trade and other receivables		**67.6**
Inventories		**31.8**
Prepayments		**5.9**
Non-current assets held for sale	10	**21.9**
Investments in bottlers' agreements	13	**482.8**
Property, plant and equipment	14	**212.3**
Intangible assets	15	**0.4**
Total assets		**836.7**
Liabilities		
Trade and other payables		**49.1**
Interest bearing liabilities		**104.0**
Provisions		**44.1**
Accrued charges		**17.2**
Deferred tax liabilities	20	**132.8**
Total liabilities		**347.2**
Net assets	6e)	**489.5**

e) Details of the sale of the disposed business

	Refer Note	2007 $M
Consideration received or receivable		
Cash		**375.6**
Deferred sale proceeds[2]	8	**38.6**
Total disposal consideration		**414.2**
Carrying amount of net assets sold	6d)	**(489.5)**
Direct costs relating to the disposal		**(17.7)**
Foreign currency translation reserve	24b)	**46.7**
Loss on disposal before income tax		**(46.3)**
Income tax expense		**(3.1)**
Loss on disposal after income tax		**(49.4)**

2 Relates to the escrow amount over which LGH&H has until 24 October 2008 the right to claim and receive payment on resolved claim issues. On 24 October 2008, the remaining escrow amount, less any amounts attributable to unresolved claims, is to be received by CCA. By 24 April 2009, CCA will receive any remaining escrow amount. The escrow amount is recorded as a "current receivable" in the balance sheet as at 31 December 2007. In accordance with the sale and purchase agreement, any claims made by LGH&H are not limited to the balance of the escrow amount.

	Refer Note	2007 $M
Net cash inflow on disposal		
Cash consideration		**375.6**
Cash assets disposed of	6d)	**(14.0)**
Direct costs relating to the disposal paid		**(9.8)**
Reflected in the cash flow statement		**351.8**

f) Contribution to earnings per share (EPS) by the discontinued operation

	2007 ¢	2006 ¢
Basic EPS	**(7.5)**	(4.2)
Diluted EPS	**(7.5)**	(4.2)

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
7. Cash and Cash Equivalents					
Cash on hand and in banks		**353.2**	219.1	**296.8**	120.5
Short term deposits		**26.5**	217.0	**23.0**	187.0
Total cash assets		**379.7**	436.1	**319.8**	307.5

Cash on hand and in banks earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represents fair value.

Short term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates.

a) Reconciliation to cash at the end of the financial year

The above figures are reconciled to cash at the end of the financial year as shown on cash flow statements as follows –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Cash assets		**379.7**	436.1	**319.8**	307.5
Bank overdrafts	18	**(0.4)**	–	–	–
Cash and cash equivalents held at the end of the financial year		**379.3**	436.1	**319.8**	307.5

b) Non-cash investing and financing activities

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	26a)	**14.3**	14.4	**14.3**	14.4
Other payables in relation to acquisitions (amounts to be paid post balance date)		–	0.1	–	–

c) Reconciliation of profit after tax to net cash flows from operating activities

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Profit after tax		**310.7**	282.4	**259.3**	219.5
Significant items		**67.5**	–	–	–
Depreciation, amortisation, impairment and amounts set aside to allowance and provisions		**301.3**	315.9	**374.9**	17.5
Share of net (profit)/loss of joint venture entity		**(0.8)**	0.3	–	–
(Profit)/loss from disposal of –					
surplus South Korean properties		**(4.8)**	(9.9)	–	–
land in Eastern Creek, Australia		–	(13.4)	–	–
other property, plant and equipment		**14.3**	2.0	–	–
software development assets		**0.6**	–	–	–
right to Maxxium incentive payments		**(18.8)**	–	–	–
investments in securities		–	(0.7)	–	–
(Increase)/decrease in –					
interest receivable		**(0.5)**	(0.9)	**(0.6)**	(1.2)
other receivables		**(54.0)**	(38.2)	**3.4**	(2.4)
inventories		**(86.8)**	(21.9)	–	–
prepayments		**1.5**	15.2	**(1.6)**	(1.9)
amounts due from subsidiaries		–	–	**(669.4)**	(1.7)
(Decrease)/increase –					
interest payable		**(5.4)**	(6.6)	**(4.6)**	(5.3)
tax payable		**6.9**	(15.8)	**(89.0)**	46.6
other payables		**(2.3)**	(13.4)	**7.5**	0.3
employee benefits provisions		**(69.7)**	(73.3)	**(15.7)**	(10.5)
accrued charges		**68.5**	35.2	**7.8**	(2.6)
defined benefit superannuation plan liabilities		**(3.6)**	11.4	**4.8**	0.6
derivatives		**(0.7)**	0.1	**(2.1)**	–
Net cash flows from/(used in) operating activities		**523.9**	468.4	**(125.3)**	258.9

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

8. Trade and Other Receivables

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current					
Trade receivables		**555.0**	599.7	**–**	–
Allowance for doubtful receivables	8a)	**(6.8)**	(9.1)	**–**	–
		548.2	590.6	**–**	–
Amount due from subsidiaries	36	**–**	–	**86.9**	4.4
Amount due from related entities (trade)	36	**11.6**	1.0	**–**	–
Amount due from related entities (non-trade)	36	**8.6**	20.1	**0.1**	0.3
Other receivables		**79.0**	66.0	**3.4**	6.0
Other receivables (escrow amount)	6e)	**38.6**	–	**–**	–
		137.8	87.1	**90.4**	10.7
Total trade and other receivables (current)		**686.0**	677.7	**90.4**	10.7
Non-current					
Amount due from subsidiaries	36	**–**	–	**2,098.2**	2,025.1
Amount due from related entities (non-trade)	36	**2.1**	1.5	**–**	1.5
Other receivables		**1.4**	16.4	**–**	–
Total trade and other receivables (non-current)		**3.5**	17.9	**2,098.2**	2,026.6

Trade receivables are non-interest bearing. Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

a) Impaired trade receivables

As at 31 December 2007, trade receivables with a nominal value of $6.8 million (2006: $9.1 million) were impaired and fully provided for. Movements in the allowance for trade receivables are as follows –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
At 1 January	**(9.1)**	(3.4)	**–**	–
Acquisition of entities and operations	**–**	(1.2)	**–**	–
Disposal of operation	**0.6**	–	**–**	–
Charge for the year	**(3.2)**	(9.2)	**–**	–
Written off	**4.7**	4.6	**–**	–
Net foreign currency movements	**0.2**	0.1	**–**	–
	(6.8)	(9.1)	**–**	–

As at 31 December, the analysis of trade receivables for CCA Group that were past due but not impaired is as follows –

	Neither past due nor impaired	Past due but not impaired: Less than 30 days overdue	Past due but not impaired: More than 30 but less than 90 days overdue	Past due but not impaired: More than 90 days overdue	Total $M
2007	**440.4**	**74.0**	**28.3**	**5.5**	**548.2**
2006	465.8	97.7	25.4	1.7	590.6

All other receivables (including amount due from subsidiaries for CCA Entity) do not contain impaired assets and are not past due. Based on the credit history of these other receivables, it is expected that these amounts will be received when due.

b) Related party receivables

For terms and conditions relating to related party receivables, refer to Note 36.

8. Trade and Other Receivables continued

c) Fair value

Details regarding the fair value of trade and other receivables are disclosed in Note 35.

d) Credit risk

For trade and other receivables (current), the maximum exposure to credit risk is the fair value of the receivables. Collateral is not held as security.

For trade and other receivables (non-current), the maximum exposure to credit risk is the higher of the carrying value and fair value of each class of receivables. Collateral is not held as security.

e) Foreign exchange and interest rate risk

Details regarding the foreign exchange and interest rate risk exposure are disclosed in Note 35.

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
9. Inventories					
Raw materials at cost		**248.3**	255.8	–	–
Raw materials at net realisable value		**12.0**	–	–	–
		260.3	255.8	–	–
Finished goods at cost		**329.1**	291.4	–	–
Finished goods at net realisable value		**5.7**	10.7	–	–
		334.8	302.1	–	–
Other inventories at cost[1]		**35.7**	53.7	–	–
Other inventories at net realisable value[1]		**15.2**	–	–	–
		50.9	53.7	–	–
Total inventories		**646.0**	611.6	–	–

1 Other inventories includes work in progress, spare parts (manufacturing and cold drink equipment).

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
10. Non-current Assets Held for Sale					
Land					
Balance at the beginning of the financial year		**17.9**	7.9	–	–
Net transfer from property, plant and equipment	14	**8.9**	16.2	–	–
Disposals		**(9.2)**	(6.4)	–	–
Disposal of operation	6d)	**(15.9)**	–	–	–
Net foreign currency movements		**(1.7)**	0.2	–	–
Total land held for sale		**–**	17.9	–	–
Buildings					
Balance at the beginning of the financial year		**4.9**	1.9	–	–
Net transfer from property, plant and equipment	14	**1.7**	3.8	–	–
Disposals		**–**	(0.9)	–	–
Disposal of operation	6d)	**(6.0)**	–	–	–
Net foreign currency movements		**(0.6)**	0.1	–	–
Total buildings held for sale		**–**	4.9	–	–
Total non-current assets held for sale		**–**	22.8	–	–

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M

11. Investment in Joint Venture Entity

Investment in joint venture entity	**16.4**	1.2	**15.8**	1.5

The Company has a 50% interest in Pacific Beverages Pty Ltd and its subsidiaries (Pacific Beverages). The principal activity is the importation and distribution of alcoholic beverages.

During the year, Pacific Beverages acquired Bluetongue Brewery Pty Ltd, which brews and distributes Australian premium beers.

The interest in Pacific Beverages is accounted for in the consolidated financial statements using the equity method of accounting and is carried at cost by the parent entity. Information relating to the joint venture entity is set out below.

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Carrying amount of investment in Pacific Beverages Pty Ltd	**16.4**	1.2	**15.8**	1.5
Share of Pacific Beverages Pty Ltd's assets and liabilities				
Current assets	**18.4**	4.2	–	–
Non-current assets	**11.8**	–	–	–
Total assets	**30.2**	4.2	–	–
Current liabilities	**12.9**	3.0	–	–
Non-current liabilities	**0.9**	–	–	–
Total liabilities	**13.8**	3.0	–	–
Net assets	**16.4**	1.2	–	–
Share of Pacific Beverages Pty Ltd's revenue, expenses and results				
Revenues	**19.7**	1.0	–	–
Expenses	**(18.5)**	(1.4)	–	–
Profit/(loss) before income tax	**1.2**	(0.4)	–	–
Income tax (expense)/benefit	**(0.4)**	0.1	–	–
Profit/(loss) after income tax	**0.8**	(0.3)	–	–

12. Investments in Securities

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Shares in subsidiaries at cost[1]	–	–	**2,848.0**	2,824.6
Impairment	–	–	**(433.6)**	(79.9)
Total investments in securities	–	–	**2,414.4**	2,744.7

1 Refer to Note 31 for details of subsidiaries.

	Refer Note	CCA Group $M	CCA Entity $M

13. Investments in Bottlers' Agreements

	Refer Note	CCA Group $M	CCA Entity $M
Year ended 31 December 2007			
At 1 January 2007		**1,505.6**	–
Impairment charge		**(25.0)**	–
Disposal of operation	6d)	**(482.8)**	–
Net foreign currency movements		**(69.0)**	–
At 31 December 2007		**928.8**	–
Year ended 31 December 2006			
At 1 January 2006		1,506.4	–
Acquisitions of entities and operations		3.2	–
Net foreign currency movements		(4.0)	–
At 31 December 2006		1,505.6	–
At 31 December 2006			
Cost (gross carrying amount)		1,757.3	–
Prior impairment brought forward		(251.7)	–
Net carrying amount		1,505.6	–

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2007, there were five agreements throughout the Group at varying stages of their, mainly, ten year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In assessing the useful life of bottlers' agreements, due consideration is given to the Group's history of dealing with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Company's Board of Directors and the ongoing strength of TCCC brands. In light of these considerations, no factor can be identified that would result in the agreements not being renewed at the end of their legal terms, and accordingly bottlers' agreements have been assessed as having an indefinite useful life.

Bottlers' agreements acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost less impairment model is utilised for measurement.

Immediately before the classification of the South Korean business as a discontinued operation in 2007, the recoverable amount was estimated for the business. An impairment loss of $25.0 million was recognised in the income statements in the line item discontinued operation. No major review of business assumptions was carried out for the South Korean business. Senior management undertook a review of its value in use and determined that an impairment of $25.0 million was required.

The South Korean business was discontinued on 24 October 2007. Refer to Note 6 for further details.

All the other bottlers' agreements were tested for impairment and no other impairment loss was expensed for the financial year (except for the $25.0 million impairment loss against the South Korean business described above). A description of management's approach to ensuring each investment in bottlers' agreement is recognised at its recoverable amount is disclosed in Note 16.

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M

14. Property, Plant and Equipment

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
At 1 January 2007						
Cost (gross carrying amount)		255.4	244.5	2,312.6	120.9	2,933.4
Accumulated depreciation and impairment		–	(27.8)	(1,405.7)	–	(1,433.5)
Net carrying amount		255.4	216.7	906.9	120.9	1,499.9
Year ended 31 December 2007						
At 1 January 2007, net of accumulated depreciation and impairment		255.4	216.7	906.9	120.9	1,499.9
Additions		1.6	10.7	62.2	216.1	290.6
Disposals		–	(0.9)	(18.0)	–	(18.9)
Acquisitions of entities and operations	32a)	–	–	1.8	–	1.8
Disposal of operation	6d)	(63.0)	(50.4)	(98.0)	(0.9)	(212.3)
Depreciation expense		–	(9.9)	(160.1)	–	(170.0)
Impairment charges[2]	4	–	–	(7.5)	–	(7.5)
Net foreign currency movements		(12.1)	(9.6)	(29.5)	(0.9)	(52.1)
Transfers out of buildings, plant and equipment under construction		–	24.1	126.2	(150.3)	–
Net transfers to non-current assets held for sale	10	(8.9)	(1.7)	–	–	(10.6)
Transfer to software development assets	15	–	–	–	(17.1)	(17.1)
Transfer from/(to) other non-current assets		0.1	(0.3)	(0.5)	(0.5)	(1.2)
At 31 December 2007, net of accumulated depreciation and impairment		173.1	178.7	783.5	167.3	1,302.6
At 31 December 2007						
Cost (gross carrying amount)		173.1	208.6	1,914.6	167.3	2,463.6
Accumulated depreciation and impairment		–	(29.9)	(1,131.1)	–	(1,161.0)
Net carrying amount		173.1	178.7	783.5	167.3	1,302.6
CCA Entity						
At 31 December 2007						
Cost (gross carrying amount)		–	–	5.5	–	5.5
Accumulated depreciation		–	–	(5.5)	–	(5.5)
Net carrying amount		–	–	–	–	–

1 Freehold and leasehold buildings include improvements made to buildings.

2 Impairment of plant and equipment mainly relates to cold drink equipment. Through management's ongoing assessment of the recoverable amount of cold drink equipment, the above impairment charges have been identified.

14. Property, Plant and Equipment continued

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
At 1 January 2006						
Cost (gross carrying amount)		279.3	226.2	2,211.3	134.0	2,850.8
Accumulated depreciation and impairment		–	(18.1)	(1,320.2)	–	(1,338.3)
Net carrying amount		279.3	208.1	891.1	134.0	1,512.5
Year ended 31 December 2006						
At 1 January 2006, net of accumulated depreciation and impairment		279.3	208.1	891.1	134.0	1,512.5
Additions		5.8	2.2	71.7	210.5	290.2
Disposals		(55.7)	(0.3)	(9.8)	–	(65.8)
Acquisitions of entities and operations		2.4	–	2.3	–	4.7
Depreciation expense		–	(10.2)	(185.5)	–	(195.7)
Impairment charges[2]	4	–	–	(23.9)	–	(23.9)
Net foreign currency movements		1.0	1.1	(0.9)	(0.6)	0.6
Transfers out of buildings, plant and equipment under construction		38.5	20.2	164.3	(223.0)	–
Net transfers to non-current assets held for sale	10	(16.2)	(3.8)	–	–	(20.0)
Transfers from/(to) other non-current assets		0.3	(0.6)	(2.4)	–	(2.7)
At 31 December 2006, net of accumulated depreciation and impairment		255.4	216.7	906.9	120.9	1,499.9
At 31 December 2006						
Cost (gross carrying amount)		255.4	244.5	2,312.6	120.9	2,933.4
Accumulated depreciation and impairment		–	(27.8)	(1,405.7)	–	(1,433.5)
Net carrying amount		255.4	216.7	906.9	120.9	1,499.9
CCA Entity						
At 1 January 2006						
Cost (gross carrying amount)		–	–	3.7	1.4	5.1
Accumulated depreciation		–	–	(3.0)	–	(3.0)
Net carrying amount		–	–	0.7	1.4	2.1
Year ended 31 December 2006						
At 1 January 2006, net of accumulated depreciation		–	–	0.7	1.4	2.1
Additions		–	–	–	0.4	0.4
Depreciation expense		–	–	(2.5)	–	(2.5)
Transfers out of buildings, plant and equipment under construction		–	–	1.8	(1.8)	–
At 31 December 2006, net of accumulated depreciation		–	–	–	–	–
At 31 December 2006						
Cost (gross carrying amount)		–	–	5.5	–	5.5
Accumulated depreciation		–	–	(5.5)	–	(5.5)
Net carrying amount		–	–	–	–	–

1 Freehold and leasehold buildings include improvements made to buildings.

2 Impairment of plant and equipment mainly relates to cold drink equipment. Through management's ongoing assessment of the recoverable amount of cold drink equipment, the above impairment charges have been identified.

	Refer Note	Customer lists[1 & 2] $M	Brand names[1] $M	Intellectual property[1 & 2] $M	Software development assets $M	Goodwill[1] $M	Total intangible assets $M

15. Intangible Assets

CCA Group

	Refer Note	Customer lists[1 & 2] $M	Brand names[1] $M	Intellectual property[1 & 2] $M	Software development assets $M	Goodwill[1] $M	Total intangible assets $M
At 1 January 2007							
Cost (gross carrying amount)		**7.6**	**111.0**	**2.4**	**38.9**	**377.0**	**536.9**
Accumulated amortisation and impairment		**(0.9)**	**(6.7)**	**(1.2)**	**(29.9)**	**(2.5)**	**(41.2)**
Net carrying amount		**6.7**	**104.3**	**1.2**	**9.0**	**374.5**	**495.7**
Year ended 31 December 2007							
At 1 January 2007, net of accumulated amortisation and impairment		**6.7**	**104.3**	**1.2**	**9.0**	**374.5**	**495.7**
Additions		**–**	**–**	**0.2**	**8.5**	**–**	**8.7**
Disposals		**–**	**–**	**–**	**(0.6)**	**–**	**(0.6)**
Acquisitions of entities and operations	32a)	**0.9**	**–**	**–**	**–**	**11.7**	**12.6**
Disposal of operation	6d)	**–**	**–**	**–**	**(0.4)**	**–**	**(0.4)**
Transfer from property, plant and equipment	14	**–**	**–**	**–**	**17.1**	**–**	**17.1**
Amortisation expense		**(1.4)**	**(0.2)**	**(0.5)**	**(4.7)**	**–**	**(6.8)**
Impairment charges	4	**(1.1)**	**–**	**(0.9)**	**(4.3)**	**(6.5)**	**(12.8)**
Net foreign currency movements		**–**	**–**	**–**	**–**	**(3.0)**	**(3.0)**
Other		**–**	**–**	**–**	**2.3**	**–**	**2.3**
At 31 December 2007, net of accumulated amortisation and impairment		**5.1**	**104.1**	**–**	**26.9**	**376.7**	**512.8**
At 31 December 2007							
Cost (gross carrying amount)		**8.5**	**111.0**	**2.5**	**44.5**	**385.8**	**552.3**
Accumulated amortisation and impairment		**(3.4)**	**(6.9)**	**(2.5)**	**(17.6)**	**(9.1)**	**(39.5)**
Net carrying amount		**5.1**	**104.1**	**–**	**26.9**	**376.7**	**512.8**
At 1 January 2006							
Cost (gross carrying amount)		2.7	111.2	2.2	34.4	372.6	523.1
Accumulated amortisation and impairment		(0.1)	(6.9)	(0.8)	(20.4)	(2.1)	(30.3)
Net carrying amount		2.6	104.3	1.4	14.0	370.5	492.8
Year ended 31 December 2006							
At 1 January 2006, net of accumulated amortisation and impairment		2.6	104.3	1.4	14.0	370.5	492.8
Additions		0.1	–	0.2	5.8	0.6	6.7
Acquisitions of entities and operations		4.9	–	–	–	3.7	8.6
Amortisation expense		(0.5)	(0.2)	(0.4)	(4.4)	–	(5.5)
Impairment charges	4	–	–	–	(5.4)	(0.5)	(5.9)
Net foreign currency movements		(0.4)	0.2	–	(1.0)	0.2	(1.0)
At 31 December 2006, net of accumulated amortisation and impairment		6.7	104.3	1.2	9.0	374.5	495.7
At 31 December 2006							
Cost (gross carrying amount)		7.6	111.0	2.4	38.9	377.0	536.9
Accumulated amortisation and impairment		(0.9)	(6.7)	(1.2)	(29.9)	(2.5)	(41.2)
Net carrying amount		6.7	104.3	1.2	9.0	374.5	495.7

1 Purchased as part of a business combination.
2 Asset purchase.

15. Intangible Assets continued

The useful life of customer lists is finite and amortisation is on a straight line basis over five to ten years.

In assessing the useful life of SPCA brand names, due consideration is given to the existing longevity of SPCA brands, the indefinite life cycle of the industry in which SPCA operates and the expected usage of the brand names in the future. In light of these considerations, no factor could be identified that would result in the brand names having a finite useful life and accordingly SPCA brand names have been assessed as having an indefinite useful life.

Other brand names have been assessed as having finite useful lives and are amortised on a straight line basis over ten years.

Intellectual property has a finite useful life and amortisation is on a straight line basis over five years.

Software development assets represent internally generated intangible assets with finite useful lives and are amortised on a straight line basis from one to seven years depending on the specific intangible asset.

All intangible assets with finite useful lives were assessed for impairment and all intangible assets with indefinite useful lives were tested for impairment at 31 December 2007. Refer to Note 16 for further details on impairment testing of intangible assets with indefinite lives.

16. Impairment Testing of Intangible Assets with Indefinite Lives

Intangible assets deemed to have indefinite lives are allocated to the Group's cash generating units (CGUs).

A business CGU-level summary of the intangible assets deemed to have indefinite lives is presented below –

	CCA Group			
	Investments in bottlers' agreements $M	**Brand names $M**	**Goodwill $M**	**Total intangible assets with indefinite lives $M**
Year ended 31 December 2007				
Beverage business	**928.8**	**–**	**36.2**	**965.0**
Food & Services business	**–**	**98.3**	**340.5**	**438.8**
Total	**928.8**	**98.3**	**376.7**	**1,403.8**
Year ended 31 December 2006				
Beverage business[1]	1,505.6	–	27.7	1,533.3
Food & Services business[1]	–	98.3	346.8	445.1
Total	1,505.6	98.3	374.5	1,978.4

1 2006 comparative information has been restated in accordance with the amended segment reporting in 2007. Refer to Note 2 for further details.

a) Impairment tests for investments in bottlers' agreements and goodwill

Impairment testing is carried out by CCA by determining an asset's recoverable amount as compared to its carrying amount. The recoverable amount is determined, for the continuing operations, as the maximum of fair value less cost to sell and value in use. Value in use is calculated using a discounted cash flow methodology covering a fifteen year period with an appropriate residual value at the end of that period, for each segment and country in which the Group operates. The methodology utilises cash flow forecasts that are based primarily on business plans presented to and approved by the Board.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of investments in bottlers' agreements and goodwill –

i) Cash flow forecasts
   Cash flow forecasts are based primarily on three year business plans presented to and reviewed by the Board, extrapolated out to fifteen years using forecast growth rates;
ii) Residual value
   Residual value is calculated using a perpetuity growth formula based on the forecast for year fifteen, weighted average cost of capital (after tax) and forecast growth rate;
iii) Forecast growth rates
   Forecast growth rates are based on past performance and management's expectations for future performance in each segment and country; and
iv) Discount rates
   Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

16. Impairment Testing of Intangible Assets with Indefinite Lives continued

b) Impairment tests for brand names with indefinite lives

Impairment testing is carried out by CCA by determining an asset's recoverable amount as compared to its carrying amount. The recoverable amount is determined, for the continuing operations, as the maximum of fair value less cost to sell and value in use. Value in use for brand names is calculated using a "relief from royalty" discounted cash flow methodology covering a ten year period with an appropriate residual value at the end of that period. The methodology utilises notional after tax royalty cash flows, which are based primarily on three year business plans prepared by management.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of brand names with indefinite lives –

i) Cash flow forecasts
   Brand related cash flow forecasts are based on three year business plans prepared by management, extrapolated out to ten years using forecast growth rates;

ii) Royalty rates
   Royalty rates are based on market rates for comparable brands adjusted for costs associated with maintaining the brand;

iii) Residual value
   Residual value is calculated using a perpetuity growth formula based on the notional after tax royalty cash flow forecast for year ten, weighted average cost of capital (after tax) and forecast growth rate;

iv) Forecast growth rates
   Forecast growth rates are based on past performance and management's expectations for future performance; and

v) Discount rates
   Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

17. Trade and Other Payables

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current					
Trade payables		**255.0**	295.3	**0.2**	0.2
Amounts due to subsidiaries	36	**–**	–	**512.1**	2.6
Amounts due to related entities (trade)	36	**152.0**	171.1	**–**	–
Other payables		**29.2**	25.1	**8.1**	0.6
Total trade and other payables (current)		**436.2**	491.5	**520.4**	3.4
Non-current					
Amounts due to subsidiaries	36	**–**	–	**–**	478.7
Other payables		**–**	2.9	**–**	–
Total trade and other payables (non-current)		**–**	2.9	**–**	478.7

Terms of trade in relation to trade payables are on a weighted average of 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the term of trade vary by country and business.

a) Related party payables

For terms and conditions relating to related party payables, refer to Note 36.

b) Interest rate, foreign exchange and liquidity risk

Details regarding interest rate, foreign exchange and liquidity risk exposure are disclosed in Note 35.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

18. Interest Bearing Liabilities

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current					
Unsecured					
Bonds		**170.3**	165.7	**170.3**	165.7
Loans		**0.4**	0.4	**–**	–
Bank loans		**0.3**	112.3	**–**	–
Bank overdrafts		**0.4**	–	**–**	–
Total interest bearing liabilities (current)	18a)	**171.4**	278.4	**170.3**	165.7
Non-current					
Unsecured					
Bonds		**1,681.4**	1,887.3	**1,631.4**	1,837.3
Loans		**5.9**	6.2	**–**	–
Bank loans		**7.9**	184.0	**–**	–
Total interest bearing liabilities (non-current)	18a)	**1,695.2**	2,077.5	**1,631.4**	1,837.3

a) Interest rate risk, foreign exchange and liquidity risk

The following table set out the significant terms of the major components of the interest bearing liabilities –

CCA Group **Type of interest bearing liability/country**	**2007 $M**	2006 $M	Interest rate p.a. **2007 %**	Interest rate p.a. 2006 %	**Denomination**	**Maturity date**
Current						
Bonds						
Australia – CCA Entity	**150.0**	–	**7.4**	–	Australian Dollar	Nov 08
Australia – CCA Entity	**–**	133.0	**–**	5.8	United States Dollar	Feb to Nov 07
Australia – CCA Entity	**20.3**	–	**1.2**	–	Japanese Yen	Aug 08
Australia – CCA Entity	**–**	32.7	**–**	4.7	Hong Kong Dollar	Mar 07
	170.3	165.7				
Loans						
Australia	**0.4**	0.4	**7.0**	7.0	Australian Dollar	Oct 08
Bank loans						
Indonesia	**0.3**	–	**7.5**	–	United States Dollar	Jan 08
South Korea	**–**	112.3	**–**	5.4	United States Dollar	Dec 07
	0.3	112.3				
Bank overdrafts	**0.4**	–				
Total interest bearing liabilities (current)	**171.4**	278.4				

18. Interest Bearing Liabilities continued

a) Interest rate risk, foreign exchange and liquidity risk continued

CCA Group Type of interest bearing liability/country	2007 $M	2006 $M	Interest rate p.a. 2007 %	 2006 %	Denomination	Maturity date
Non-current						
Bonds						
Australia	**50.0**	50.0	**7.3**	7.3	Australian Dollar	Apr 09
Australia – CCA Entity	**336.0**	362.2	**5.2**	5.6	United States Dollar	Jun 10 to Apr 16
Australia – CCA Entity	**220.2**	244.7	**3.8**	1.1	Japanese Yen	Jun 10 to Jun 36
Australia – CCA Entity	**1,075.2**	1,230.4	**7.6**	6.8	Australian Dollar	Jul 10 to Jan 19
	1,681.4	1,887.3				
Loans						
Australia	**5.9**	6.2	**7.0**	7.0	Australian Dollar	Jun 17 to Apr 18
Bank loans						
South Korea	**–**	63.4	**–**	5.6	United States Dollar	Aug 09
New Zealand	**7.9**	120.6	**8.6**	8.0	New Zealand Dollar	Jun 10
	7.9	184.0				
Total interest bearing liabilities (non-current)	**1,695.2**	2,077.5				

CCA Entity Type of interest bearing liability/country	2007 $M	2006 $M	Interest rate p.a. 2007 %	 2006 %	Denomination	Maturity date
Current						
Bonds						
Australia – CCA Entity	**150.0**	–	**7.4**	–	Australian Dollar	Nov 08
Australia – CCA Entity	**–**	133.0	**–**	5.8	United States Dollar	Feb to Nov 07
Australia – CCA Entity	**20.3**	–	**1.2**	–	Japanese Yen	Aug 08
Australia – CCA Entity	**–**	32.7	**–**	4.7	Hong Kong Dollar	Mar 07
	170.3	165.7				
Total interest bearing liabilities (current)	**170.3**	165.7				
Non-current						
Bonds						
Australia – CCA Entity	**336.0**	362.2	**5.2**	5.6	United States Dollar	Jun 10 to Apr 16
Australia – CCA Entity	**220.2**	244.7	**3.8**	1.1	Japanese Yen	Jun 10 to Jun 36
Australia – CCA Entity	**1,075.2**	1,230.4	**7.6**	6.8	Australian Dollar	Jul 10 to Jan 19
	1,631.4	1,837.3				
Total interest bearing liabilities (non-current)	**1,631.4**	1,837.3				

Further details regarding interest rate, foreign exchange and liquidity risk are disclosed in Note 35.

18. Interest Bearing Liabilities continued

b) Fair value

Details regarding the fair value of the interest bearing liabilities are disclosed in Note 35.

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
c) Financing facilities					
The following financing facilities are available as at balance date –					
i) Overdraft facilities					
Total arrangements		**5.0**	5.0	**5.0**	5.0
Used as at balance date		**(0.4)**	–	–	–
Unused as at the end of the financial year		**4.6**	5.0	**5.0**	5.0
ii) Bank loan facilities					
Total arrangements		**176.4**	428.2	–	–
Used as at balance date		**(8.2)**	(296.3)	–	–
Unused as at the end of the financial year		**168.2**	131.9	–	–

d) Defaults or breaches

During the current and prior years, there were no defaults or breaches on any of the borrowings.

19. Provisions

Current					
Employee benefits		**85.9**	73.7	**29.8**	20.5
Total provisions (current)		**85.9**	73.7	**29.8**	20.5
Non-current					
Employee benefits		**12.7**	61.5	**7.0**	10.8
Total provisions (non-current)		**12.7**	61.5	**7.0**	10.8

20. Deferred Tax Assets and Liabilities

a) Deferred taxes					
Deferred tax assets		**1.8**	2.2	**4.9**	12.9
Deferred tax liabilities		**(153.3)**	(327.9)	–	–
Net deferred tax (liabilities)/assets		**(151.5)**	(325.7)	**4.9**	12.9
b) Movement in net deferred tax assets/(liabilities) for the financial year –					
Balance at the beginning of the financial year		**(325.7)**	(339.7)	**12.9**	18.0
Charged to the income statements as deferred tax benefit/(expense)	5a)	**29.3**	(6.9)	**0.6**	5.2
Charged to equity	24c)	**(6.9)**	2.0	**(10.2)**	(7.9)
Acquisitions of entities and operations	32a)	**(0.2)**	(1.0)	–	–
Disposal of operation	6d)	**132.8**	–	–	–
Net foreign currency movements		**20.0**	(1.3)	–	–
Other		**(0.8)**	21.2	**1.6**	(2.4)
Balance at the end of the financial year		**(151.5)**	(325.7)	**4.9**	12.9

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M

20. Deferred Tax Assets and Liabilities continued

c) Deferred tax assets and liabilities at the end of the financial year (prior to offsetting balances within the same tax jurisdiction) are attributable to –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Deferred tax assets (gross)				
Trade receivables	**2.0**	2.5	**–**	–
Inventories	**5.4**	2.2	**–**	–
Property, plant and equipment	**1.9**	1.3	**1.6**	2.1
Intangibles assets	**0.9**	2.5	**–**	–
Accrued charges	**9.5**	11.0	**2.2**	2.1
Employee benefits provisions	**29.6**	25.6	**11.0**	9.4
Defined benefit superannuation plan liabilities	**11.0**	9.7	**4.5**	1.1
Income tax losses	**1.1**	0.8	**–**	–
Derivatives	**–**	0.5	**–**	–
Other	**8.9**	6.4	**3.4**	5.1
Total deferred tax assets (gross)	**70.3**	62.5	**22.7**	19.8
Deferred tax liabilities (gross)				
Inventories	**(7.2)**	(6.4)	**–**	–
Investments in bottlers' agreements	**(133.0)**	(290.9)	**–**	–
Property, plant and equipment	**(47.1)**	(50.4)	**–**	–
Retained earnings balances of overseas subsidiaries[1]	**(16.1)**	(32.9)	**–**	–
Derivatives	**(13.2)**	(6.3)	**(17.5)**	(6.8)
Other	**(5.2)**	(1.3)	**(0.3)**	(0.1)
Total deferred tax liabilities (gross)	**(221.8)**	(388.2)	**(17.8)**	(6.9)
Net deferred tax (liabilities)/assets	**(151.5)**	(325.7)	**4.9**	12.9

1 Represents all withholding taxes payable on unremitted retained earnings of overseas subsidiaries.

d) Movements in deferred tax assets and liabilities during the financial year, reflected in deferred tax expense/(benefit) –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Deferred tax assets				
Trade receivables	**0.6**	(1.4)	**–**	–
Inventories	**(3.5)**	7.9	**–**	–
Property, plant and equipment	**–**	(0.4)	**0.4**	(0.2)
Intangibles	**1.6**	(1.7)	**–**	–
Accrued charges	**(0.3)**	2.0	**–**	1.0
Employee benefits provisions	**(2.1)**	(0.6)	**(1.6)**	(1.4)
Defined benefit superannuation plan liabilities	**(2.2)**	(3.5)	**(1.4)**	(0.2)
Income tax losses	**(0.5)**	22.8	**–**	(2.9)
Other	**0.7**	0.2	**2.0**	(1.5)
Total deferred tax assets	**(5.7)**	25.3	**(0.6)**	(5.2)
Deferred tax liabilities				
Inventories	**0.9**	(0.2)	**–**	–
Prepayments	**0.2**	0.2	**–**	–
Investments in bottlers' agreements	**(6.9)**	–	**–**	–
Property, plant and equipment	**(2.9)**	(8.7)	**–**	–
Defined benefit superannuation plan asset	**–**	(0.3)	**–**	–
Retained earnings balances of overseas subsidiaries	**(16.8)**	(9.2)	**–**	–
Derivatives	**(1.7)**	–	**–**	–
Other	**3.6**	(0.2)	**–**	–
Total deferred tax liabilities	**(23.6)**	(18.4)	**–**	–
Net deferred tax (benefit)/expense	**(29.3)**	6.9	**(0.6)**	(5.2)

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M

20. Deferred Tax Assets and Liabilities continued

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
e) Tax losses not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable –				
Income tax[1]	**–**	172.2	**–**	–
Capital gains tax[2]	**978.3**	977.7	**978.3**	977.7
Total tax losses not brought to account	**978.3**	1,149.9	**978.3**	977.7
Potential tax benefit at respective tax rates	**293.5**	340.6	**293.5**	293.3
Total tax losses not brought to account, are available for carry forward into the following financial years –				
[1] Income tax –				
Expiry date 31 December 2008	**–**	5.6	**–**	–
Expiry date 31 December 2009	**–**	45.8	**–**	–
Expiry date 31 December 2010	**–**	27.2	**–**	–
Expiry date 31 December 2011	**–**	93.6	**–**	–
	–	172.2	**–**	–
[2] Capital gains tax – no expiry date	**978.3**	977.7	**978.3**	977.7
f) Other deductible temporary differences not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable	**38.4**	376.5	**–**	–
Potential tax benefit at respective tax rates	**11.5**	104.5	**–**	–
Other deductible temporary differences not brought to account, are available for carry forward into the following future periods as indicated by the details below –				
Expiry date 31 December 2016	**–**	154.9	**–**	–
No expiry date	**38.4**	221.6	**–**	–
	38.4	376.5	**–**	–

21. Defined Benefit Superannuation Plan Liabilities

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

Contributions to the Plans are based on a percentage of employees' salaries and wages.

The major plans in Australia are the CCA Group Superannuation Plan (CCAGSP) and the CCA Superannuation Plan (CCASP). The CCA Beverages Superannuation Plan (CCABSP) was transferred to the CCA Superannuation Plan (CCASP) within AMP SignatureSuper Master Trust on 1 February 2007. These Plans also have defined contribution components to them. The major plan in Indonesia is the CCBI Superannuation Plan (CCBISP). The following sets out details in respect of the defined benefit superannuation plans only.

a) Accounting policies

The Group has adopted the "corridor" approach to the recognition of actuarial gains and losses. The amount of actuarial gains and losses recognised as income or expense in a particular year equals the excess of the unrecognised gain/loss at the start of the year over the greater of 10% of the value of assets and the value of the defined benefit obligation at the start of the year, divided by the expected average remaining working life of the membership.

b) Plan information

Australia

The Company sponsors the CCAGSP and the CCASP. Prior to the transfer of CCABSP to CCASP on 1 February 2007, the Company sponsored the CCAGSP and Coca-Cola Amatil (Aust) Pty Ltd sponsored the CCASP. These Plans are both defined benefit plans, which consist of a defined contribution section of membership as well as a defined benefit section. The CCAGSP also pays pensions to a number of pensioners.

Indonesia

PT Coca-Cola Bottling Indonesia sponsors the CCBISP, which includes a funded accumulation benefit scheme in addition to the defined benefit element, based upon government regulations.

21. Defined Benefit Superannuation Plan Liabilities continued

c) Reconciliation of the present value of the defined benefit obligations

	CCAGSP		CCASP		CCBISP[1]	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Present value of defined benefit obligations at the beginning of the financial year	**33.1**	34.4	**70.1**	72.3	**24.8**	23.1
Current service cost	**2.9**	3.0	**7.4**	8.6	**2.1**	2.3
Interest cost	**1.6**	1.6	**3.5**	3.1	**2.5**	2.9
Actuarial gains	**(3.1)**	(2.2)	**(8.4)**	(7.7)	**–**	(0.1)
Benefits paid	**(4.6)**	(3.7)	**(10.6)**	(6.2)	**(1.9)**	(0.8)
Curtailments and settlements	**–**	–	**–**	–	**–**	–
Net foreign currency movements	**–**	–	**–**	–	**(3.8)**	(2.6)
Present value of defined benefit obligations at the end of the financial year	**29.9**	33.1	**62.0**	70.1	**23.7**	24.8
d) Reconciliation of the fair value of plan assets						
Fair value of plan assets at the beginning of the financial year	**36.5**	33.4	**85.1**	83.3	**–**	–
Expected return on plan assets	**2.0**	2.0	**5.5**	5.0	**–**	–
Actuarial (losses)/gains	**(0.9)**	2.9	**0.1**	4.3	**–**	–
Employer contributions	**–**	1.9	**1.7**	(1.3)	**–**	–
Benefits paid	**(4.6)**	(3.7)	**(10.6)**	(6.2)	**–**	–
Fair value of plan assets at the end of the financial year	**33.0**	36.5	**81.8**	85.1	**n/a**	n/a

1 The CCBISP has no plan assets. PT Coca-Cola Bottling Indonesia accrues the plan's liabilities as per the actuarial assessment applying the "corridor" approach as outlined above.

e) Reconciliation of the assets and liabilities recognised in the balance sheets

	CCAGSP		CCASP		CCBISP		CCA Group	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Present value of funded defined benefit obligations at the end of the financial year	**29.9**	33.1	**62.0**	70.1	**23.7**	24.8	**115.6**	128.0
Fair value of plan assets at the end of the financial year	**(33.0)**	(36.5)	**(81.8)**	(85.1)	**–**	–	**(114.8)**	(121.6)
	(3.1)	(3.4)	**(19.8)**	(15.0)	**23.7**	24.8	**0.8**	6.4
Unrecognised past service cost	**–**	–	**–**	–	**(2.6)**	(3.3)	**(2.6)**	(3.3)
Unrecognised gains	**8.7**	6.9	**29.3**	21.9	**0.4**	0.4	**38.4**	29.2
	5.6	3.5	**9.5**	6.9	**21.5**	21.9	**36.6**	32.3
These amounts are disclosed as –								
Net liability recognised in the balance sheets at the end of the financial year	**5.6**	3.5	**9.5**	6.9	**21.5**	21.9	**36.6**	32.3
f) Expense recognised in the income statements								
Current service cost	**2.9**	3.0	**7.4**	8.6	**2.1**	2.3	**12.4**	13.9
Interest cost	**1.6**	1.6	**3.5**	3.1	**2.5**	2.9	**7.6**	7.6
Expected return on plan assets	**(2.0)**	(2.0)	**(5.5)**	(5.0)	**–**	–	**(7.5)**	(7.0)
Actuarial (losses)/gains	**(0.3)**	–	**(1.0)**	(0.2)	**–**	0.1	**(1.3)**	(0.1)
Past service cost	**–**	–	**–**	–	**0.7**	0.1	**0.2**	0.7
Foreign exchange (losses)/gains	**–**	–	**–**	–	**(0.5)**	0.6	**–**	–
Expense recognised in the income statements	**2.2**	2.6	**4.4**	6.5	**4.8**	6.0	**11.4**	15.1

21. Defined Benefit Superannuation Plan Liabilities continued

g) Plan assets

	CCAGSP		CCASP		CCBISP	
	2007 %	2006 %	**2007 %**	2006 %	**2007 %**	2006 %
The percentage invested in each asset class at the balance sheet date (including pension assets) –						
Australian equities	**17.0**	15.0	**24.0**	23.0	**n/a**	n/a
Overseas equities	**13.0**	14.0	**26.0**	27.0	**n/a**	n/a
Fixed interest securities	**55.0**	56.0	**34.0**	34.0	**n/a**	n/a
Property	**8.0**	8.0	**11.0**	12.0	**n/a**	n/a
Other	**7.0**	7.0	**5.0**	4.0	**n/a**	n/a
h) Principal actuarial assumptions at the reporting date (p.a.)						
Discount rate	**6.3**	5.0	**6.3**	5.0	**10.0**	10.5
Expected return on plan assets	**6.1**[1]	6.0[2]	**6.6**	6.5	**n/a**	n/a
Future salary increases	**4.7**	4.7	**4.5**	4.5	**7.0**	8.0
Future inflation	**2.8**	2.8	**2.8**	2.8	**6.0**	7.0
Future pension increases	**2.8**	2.8	**n/a**	n/a	–	–

1 Comprising 84% active member and 16% pensioner assets.
2 Comprising 80% active member and 20% pensioner assets.

i) Fair value of plan assets

The fair value of plan assets includes no amounts relating to –

- any of the Company's own financial instruments; and
- any property occupied by, or other assets used by, the Company.

j) Expected rate of return on plan assets

The expected return on plan assets assumption is determined by weighting the expected long term return for each asset class by the target allocation of assets to each class. The returns used for each class are net of investment tax and investment fees.

k) Historical information

	CCAGSP		CCASP		CCBISP	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Present value of defined benefit obligations	**29.9**	33.1	**62.0**	70.1	**23.7**	24.8
Fair value of plan assets	**(33.0)**	(36.5)	**(81.8)**	(85.1)	–	–
(Surplus)/deficit in plan	**(3.1)**	(3.4)	**(19.8)**	(15.0)	–	–
Experience adjustments – plan liabilities	**(0.9)**	0.7	**(1.9)**	2.2	–	–
Experience adjustments – plan assets	**(0.9)**	3.0	**0.1**	4.3	–	–
l) Actual return on plan assets						
Actual return on plan assets	**1.1**	4.8	**5.5**	9.4	**n/a**	n/a
m) Expected contributions						
Expected employer contributions	**1.9**	1.6	**5.6**	6.7	**n/a**	n/a

n) CCA Group Superannuation Plan

Surplus

The table below shows the surplus of the CCAGSP measured as the difference between the net market value of the Plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Company contributions.

The effective amounts shown are as follows –

	30 June 2006 $M
Net market value of assets	37.6
Accrued benefits	(33.7)
Surplus	3.9

21. Defined Benefit Superannuation Plan Liabilities continued

n) CCA Group Superannuation Plan continued

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the Plan as at 30 June 2006 –

- the employer is currently contributing at the rate of 20.8% of base salary plus on-target bonus in respect of defined benefit members;
- in respect of the defined contribution members (if any), the employer is currently contributing at the contribution rates set for their category; and
- special contributions to fund augmentations in benefit payments and increased benefits resulting from category changes (if any).

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method, adjusted to reflect the target coverage of vested benefits.

Under the aggregate funding method, the Company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the Plan are as follows –

	30 June 2006 % p.a.
Expected return on assets backing active members	6.0
Expected return on assets backing pensioners	5.5
Salary increase rate	5.0

Nature of asset/liability

The Plan rules of the CCAGSP requires the Company to contribute to the Plan at the rate determined from time to time by the trustee of the Plan with the approval of the Plan's actuary. Any deficit that exists in the Plan is therefore addressed as part of these contributions payable in the future by the Company.

The Plan may only be terminated by the Plan trustee whereupon the Company is required to pay any arrears of contributions due up to the termination date. If the Plan is wound up, the assets are distributed by the trustee of the Plan in a prescribed manner set out in the Plan rules to members and pensioners, with any excess assets, above the level required to provide benefits reflecting accrued service, being transferred to another Company superannuation fund, subject to superannuation law.

The Company may benefit from any surplus in the Plan in the form of a contribution reduction or contribution holiday or, in certain circumstances and subject to superannuation law, through the transfer of surplus to another Company superannuation fund. The Plan rules also provide that, subject to legislation, any surplus may be paid to the Company. Any of these measures requires the agreement of the Plan trustee and the Plan's actuary.

o) CCA Superannuation Plan

Surplus

The table below shows the surplus of the CCABSP (which transferred to the CCASP on 1 February 2007) measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Company contributions.

The effective amounts shown are as follows –

	1 July 2006 $M
Net market value of assets	301.7
Accrued benefits	(281.2)
Surplus	20.5

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the Plan as at 1 July 2006 –

- the employer is currently contributing at the rate of 8.5% of wages in respect of defined benefit members;
- a further 3% of wages in respect of the non-managerial defined benefit members who do not have these award contributions paid to another superannuation plan;
- a further 4% of wages in respect of the managerial defined benefit members; and
- in respect of the defined contribution members, the employer is currently contributing at the contribution rates set for each category, together with contributions to cover administration and insurance costs borne by the Company.

21. Defined Benefit Superannuation Plan Liabilities continued

o) CCA Superannuation Plan continued

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method.

Under the aggregate funding method, the company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the plan are as follows –

	1 July 2006 % p.a.
Expected return on assets	6.5
Salary increase rate	4.5

Nature of asset/liability

The CCASP does not impose a legal liability on the Company to cover any deficit that exists in the Plan. If the Plan was wound up, there would be no legal obligation on the Company to make good any shortfall. The Plan rules state that if the Plan winds up, the assets are to be distributed in a prescribed manner set out in the Plan rules to members. Any excess assets, above the level required to provide accrued benefits, are available for transfer to the Company, another Company superannuation fund or, where applicable, to members as the trustee decides subject to superannuation law. The Company has, however, determined that a constructive obligation does exist in relation to this Plan, and therefore the relevant balances of the Plan are recorded in accordance with AASB 119 "Employee Benefits", in the financial statements of the Company.

The Company may at any time by notice to the trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the Plan.

The Company may benefit from any surplus in the Plan in the form of a contribution reduction or contribution holiday or, in certain circumstances, and subject to superannuation law, through the transfer of surplus to another Company superannuation fund. The Plan rules also provide that, subject to legislation, surplus in excess of 120% of actuarial reserves may be paid to the Company. Any of these measures requires the agreement of the Plan trustee and the Plan's actuary.

		CCA Group and CCA Entity			
	Refer Note	**2007 No.**	2006 No.	**2007 $M**	2006 $M
22. Share Capital					
a) Issued capital					
Fully paid shares –					
Ordinary shares	22b)	**754,962,468**	750,887,525	**2,027.8**	2,001.1
Total share capital		**754,962,468**	750,887,525	**2,027.8**	2,001.1

	Refer Note	**2007 No.**	2006 No.	**2007 $M**	2006 $M
		CCA Group and CCA Entity			

22. Share Capital continued

b) Movements

Ordinary shares

	Refer Note	**2007 No.**	2006 No.	**2007 $M**	2006 $M
Balance at the beginning of the financial year		**750,887,525**	747,704,699	**2,001.1**	1,982.1
Shares issued in respect of –					
Dividend Reinvestment Plan	22c)	**1,676,418**	2,217,976	**14.3**	14.4
Executive Option Plan	25	**2,398,525**	964,850	**12.4**	4.6
Total movement		**4,074,943**	3,182,826	**26.7**	19.0
Balance at the end of the financial year		**754,962,468**	750,887,525	**2,027.8**	2,001.1

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding-up of the Company in proportion to the number of shares held. Every ordinary shareholder present at a meeting of the Company in person or by proxy, is entitled to one vote, and upon a poll each ordinary share is entitled to one vote.

Ordinary shares have no par value.

c) Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at the time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the Plan is capped to 100,000 shares per shareholder.

Details of shares issued under the Plan during the financial year are as follows –

	CCA Group and CCA Entity					
	2007			2006		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
Current year interim	**735,219**	**9.01**	**6.6**	1,067,613	6.18	6.6
Prior year final	**941,199**	**8.17**	**7.7**	1,150,363	6.75	7.8
Total	**1,676,418**		**14.3**	2,217,976		14.4

d) Earnings per share (EPS)

Details of the Company's consolidated EPS, including details of the weighted average number of shares used to calculate EPS, can be found in Note 27.

23. Shares Held by Equity Compensation Plans

		CCA Group		**CCA Entity**	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Balance at the beginning of the financial year		**(15.2)**	(11.9)	**–**	–
Movements in unvested CCA ordinary shares held by –					
Employees Share Plan	24b)	**2.4**	(1.5)	**–**	–
Executive Retention Share Plan		**(3.5)**	–	**–**	–
Executive Salary Sacrifice Share Plan		**–**	(0.8)	**–**	–
Non-Executive Directors' Retirement Share Trust	24b)	**–**	(1.0)	**–**	–
Balance at the end of the financial year		**(16.3)**	(15.2)	**–**	–

The shares held by equity compensation plans account is used to record the balance of CCA ordinary shares which as at the end of the financial year have not vested to Group employees, and therefore are controlled by the Group. The majority of these shares are held by the Employees Share Plan, with the remainder held by the other share plans.

Refer to Note 25 for further information on CCA share plans.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

24. Reserves

a) Reserves at the end of the financial year

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Foreign currency translation reserve		**(37.0)**	99.2	**–**	–
Equity compensation reserve		**32.8**	32.5	**19.5**	18.3
Cash flow hedging reserve		**25.0**	7.5	**41.1**	15.8
General reserve		**4.2**	–	**4.2**	–
Total reserves		**25.0**	139.2	**64.8**	34.1

b) Movements

Foreign currency translation reserve

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the financial year		**99.2**	105.7	**–**	–
Transfer to income statements on disposal of operation	6e)	**(46.7)**	–	**–**	–
Translation of financial statements of foreign subsidiaries		**(89.5)**	(6.5)	**–**	–
Balance at the end of the financial year		**(37.0)**	99.2	**–**	–

The foreign currency translation reserve is used to record foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Equity compensation reserve

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the financial year		**32.5**	25.7	**18.3**	14.3
Expense recognised during the financial year	4	**9.6**	4.9	**8.1**	4.6
Deferred tax adjustment	24c)	**0.6**	(0.2)	**0.6**	(0.2)
Movements in unvested CCA ordinary shares held by –					
Employees Share Plan	23	**(2.4)**	1.5	**–**	–
Non-Executive Directors' Retirement Share Trust	23	**–**	1.0	**–**	–
Transfer to general reserve		**(4.2)**	–	**(4.2)**	–
Share based payment		**(3.3)**	(0.4)	**(3.3)**	(0.4)
Balance at the end of the financial year		**32.8**	32.5	**19.5**	18.3

The equity compensation reserve is used to record the following share based remuneration obligations to employees in relation to CCA ordinary shares –

- as held by the Employees Share Plan, which have not vested to employees as at the end of the financial year;
- to be purchased by the Long Term Incentive Share Plan with respect to incentives for senior executives;
- as held by the Executive Retention Share Plan with respect to incentives for senior executives;
- as held by the Non-Executive Directors' Retirement Share Trust, which have not vested to the participating Directors as at the end of the financial year; and
- as held by the Executive Salary Sacrifice Share Plan where applicable to the service agreements of key management personnel.

Refer to Note 25 for further information on CCA share plans.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

24. Reserves continued

b) Movements continued

Cash flow hedging reserve

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the year		**7.5**	20.4	**15.8**	(2.2)
Revaluation of cash flow hedges to fair value		**26.1**	16.0	**35.0**	25.2
Transfer to income statements		**(0.6)**	(33.0)	**1.1**	0.5
Transfer to initial carrying amount of hedged items		**(0.5)**	1.9	**–**	–
Deferred tax adjustment	24c)	**(7.5)**	2.2	**(10.8)**	(7.7)
Balance at the end of the financial year		**25.0**	7.5	**41.1**	15.8

The cash flow hedging reserve is used to record adjustments to revalue cash flow hedges to fair or market value, where the derivative financial instruments qualify for hedge accounting. Upon realisation of the underlying hedged transactions in future financial years, these revaluation adjustments are reversed from the cash flow hedging reserve and taken to the income statements.

General reserve

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the year		**–**	–	**–**	–
Transfer from equity compensation reserve		**4.2**	–	**4.2**	–
Balance at the end of the financial year		**4.2**	–	**4.2**	–

The general reserve is used to record share based remuneration amounts with respect to the Long Term Incentive Share Plan where the vesting requirements for completed plans for awards conditional upon a market condition have not been met.

c) Reserve movements attributable to deferred taxes

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Equity compensation reserve	24b)	**0.6**	(0.2)	**0.6**	(0.2)
Cash flow hedging reserve	24b)	**(7.5)**	2.2	**(10.8)**	(7.7)
Total	20b)	**(6.9)**	2.0	**(10.2)**	(7.9)

25. Employee Ownership Plans

The Company has seven share and option plans available for employees and Directors of the Group: the Employees Share Plan; the Executive Option Plan; the Long Term Incentive Share Plan; the Executive Retention Share Plan; the Non-Executive Directors' Share Plan; the Non-Executive Directors' Retirement Share Trust and the Executive Salary Sacrifice Share Plan. Fully paid ordinary shares issued under these plans rank equally with all other existing fully paid ordinary shares, in respect of voting and dividends rights and future bonus and rights issues.

Employees Share Plan

The Employees Share Plan provides employees with an opportunity to contribute up to 3% of their salary to acquire shares in the Company. The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants. These shares are acquired through issues of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price; shares that have been forfeited under the terms of the Plan are also utilised. For every share acquired with amounts contributed by each participant, a matching share is acquired by the trustee. These matching shares, which under normal circumstances vest with the employee after a period of two years from their date of issue (acquisition or utilisation), are acquired with contributions made by the employing entities. Vesting of matching shares with employees does not involve any performance hurdles.

Members of the Plan receive dividends for all shares held on their behalf by the trustee.

As at the end of the financial year, the total number of employees eligible to participate in the Plan was 15,666 (2006: 18,060).

All shares were purchased on market during the financial year. No shares were issued under the Plan during the financial year.

25. Employee Ownership Plans continued

Employees Share Plan continued

Details of the movements in share balances under the Plan during the 2007 financial year are as follows –

	Employee shares No.	Matching shares No.	Reserve shares No.	Total shares No.
Shares at the beginning of the financial year	4,350,486	4,350,486	8,587	8,709,559
Purchased	845,998	696,072	–	1,542,070
Utilised from reserves	–	149,926	(149,926)	–
Distributed to employees[1]	(1,816,229)	(1,657,234)	–	(3,473,463)
Forfeited	–	(158,995)	158,995	–
Shares at the end of the financial year	3,380,255	3,380,255	17,656	6,778,166
Number of shares vested to employees	3,380,255	2,093,807	–	5,474,062

1 Includes shares distributed to employees of the South Korean business which was discontinued on 24 October 2007.

Executive Option Plan

The Executive Option Plan provides executives, as approved by the Company's Compensation Committee, with options to acquire ordinary shares in the Company. The options' exercise price is the market price at the time of issue. Market price is the weighted average price of a specified five day period prior to issue. Each option is granted over one unissued ordinary share in the Company. Options issued prior to 24 April 2002 are exercisable between three and ten years after issue. Options may also be exercised earlier if employment terminates for reasons of retirement or redundancy. Payment in full is due at the time options are exercised. Options carry no voting rights and do not have any performance hurdles. Once the exercise period has been reached, the options may be exercised at the discretion of the executive.

No options have been issued since 1 January 2003. From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Accordingly, during the 2007 financial year, the Company did not issue options to any executives.

Details of the movements in option balances under the Plan during the financial year are as follows –

	2007 No.	2006 No.
Options at the beginning of the financial year	**7,242,780**	9,537,880
Reinstated	**23,150**	59,250
Exercised	**(2,398,525)**	(964,850)
Expired	**(1,388,950)**	(1,389,500)
Options at the end of the financial year	**3,478,455**	7,242,780

Details of options on issue at the end of the 2007 financial year are as follows –

Holders No.	Options No.[1]	Exercise price $	Grant date	Options exercisable from date[2]	Options expiry date
105	431,600	4.53	17 August 1998	Current	17 August 2008
283	952,755	6.49	12 July 1999	Current	12 July 2009
1	135,000	4.31	8 November 1999	Current	8 November 2009
153	751,650	2.97	10 July 2000	Current	10 July 2010
267	1,207,450	5.44	17 August 2001	Current	17 August 2011
Total	3,478,455				

1 Each option represents an option to acquire one ordinary share.

2 All options designated current have vested with the respective executives.

25. Employee Ownership Plans continued

Executive Option Plan continued

Details of options exercised during the financial year are as follows –

	2007				2006			
Exercise price $	**Options exercised No.**	**Weighted average market value at exercise date $**	**Proceeds $M**	**Market value at exercise date $M**	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
2.97	**511,700**	**9.11**	**1.5**	**4.7**	197,200	7.43	0.6	1.5
4.53	**320,800**	**9.22**	**1.5**	**3.0**	269,700	7.37	1.2	2.0
5.18	**80,000**	**8.73**	**0.4**	**0.7**	–	–	–	–
5.44	**545,850**	**8.92**	**3.0**	**4.9**	306,250	7.49	1.6	2.3
6.33	**530,700**	**8.67**	**3.3**	**4.6**	90,800	7.51	0.6	0.7
6.49	**409,475**	**9.06**	**2.7**	**3.7**	100,900	7.53	0.6	0.8
Total	**2,398,525**		**12.4**	**21.6**	964,850		4.6	7.3

Long Term Incentive Share Plan

The Long Term Incentive Share Plan (LTISP) provides executives with the opportunity to be rewarded with fully paid ordinary shares as an incentive to create long term growth in value for CCA shareholders. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired either through an issue of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price.

Senior executives are invited to participate in the Plan at the invitation of the Compensation Committee. The Committee specifies the performance criteria, covering a three year period, for each annual plan. Refer to the remuneration report found in the Directors' Report for further details on the Plan.

The estimated fair value of shares offered in the Plan is calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The individual plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans. The risk free rate used in the methodology is the yield on an Australian bond at the grant date matching the remaining life of the Plan. The volatility is based on the historical CCA share price volatility of CCA traded options.

During the financial year, the number of shares offered to executives under the Plan, and which are subject to performance hurdles, was 811,990 (2006: 1,703,796), with a weighted average fair value of $7.70 (2006: $5.14).

Details of the movements in the share balances under the Plan during the financial year for each annual plan are as follows –

Share movements	**2000-2002 plan No.**	**2001-2003 plan No.**	**2002-2004 plan No**	**2003-2005 plan No.**	**2004-2006 plan[1&2] No.**	**2005-2007 plan[1] No.**	**2006-2008 plan[1&2] No.**	**Total No.**
Shares at the beginning of the financial year	**38,900**	**46,375**	**193,160**	**59,919**	**50,000**	**74,500**	**–**	**462,854**
Purchased	**–**	**–**	**–**	**–**	**514,690**	**–**	**25,000**	**539,690**
Distributed to executives	**(17,837)**	**(13,600)**	**(84,215)**	**–**	**(142,261)**	**–**	**–**	**(257,913)**
Shares at the end of the financial year	**21,063**	**32,775**	**108,845**	**59,919**	**422,429**	**74,500**	**25,000**	**744,631**
Number of shares vested	**21,063**	**32,775**	**108,945**	**59,919**	**422,429**	**74,500**	**25,000**	**744,631**
Number of participants	**3**	**3**	**21**	**1**	**101**	**1**	**1**	

1 Details of the terms of each annual plan are contained in the remuneration report found in the Directors' Report.

2 These shares were purchased on market in February 2007 at $8.167 per share.

25. Employee Ownership Plans continued

Executive Retention Share Plan

In early 2007, the Board established a new Executive Retention Share Plan (ERSP), and invited key senior executives to participate. The Group Managing Director is not eligible to participate without shareholder approval and was not invited to participate in the 2007-2009 ERSP. The ERSP complements the LTISP and offers an award of shares at the end of a three year period with no performance hurdles attached, providing the executive is still employed by the Company. Refer to the remuneration report found in the Directors' Report for further details of the Plan.

The shares were purchased on market in February 2007 and the costs are amortised over the three years vesting period. The shares forfeited are utilised by the Employees Share Plan.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	**2007 No.**	2006 No.
Shares at the beginning of the financial year	**–**	–
Purchased	**437,587**	–
Forfeited	**(5,100)**	–
Shares at the end of the financial year	**432,487**	–

Non-Executive Directors' Share Plan

Under the terms of the Non-Executive Directors' Share Plan, a minimum of 25% (and up to 100%) of Directors' base fees is to be sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Plan for the benefit of that Director.

The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants, until the participant ceases to be a Director of CCA.

As at the end of the financial year, there were seven Non-Executive Directors participating in the Plan.

Shares under the Plan are purchased on market on the first business day of each month.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	**2007 No.**	2006 No.
Shares at the beginning of the financial year	**223,874**	144,874
Purchased	**54,993**	79,000
Shares at the end of the financial year	**278,867**	223,874

Non-Executive Directors' Retirement Share Trust

The Non-Executive Directors' Retirement Share Trust holds shares in the Company purchased pursuant to applicable Non-Executive Directors' Retirement Allowance Agreements. These shares are held in lieu of retirement benefits under the Company's Non-Executive Directors' Retirement Scheme which was terminated on 31 December 2002. Pursuant to the resolution passed at the Annual General Meeting held 3 May 2006, the accrued benefits under the prior scheme were indexed against the movement in Average Weekly Ordinary Time Earnings from 1 January 2003 to 3 May 2006 and 152,236 shares in the Company were purchased at $6.8495 per share on 6 May 2006. The Directors are entitled to receive dividends or other distributions relating to the shares, however, each applicable Non-Executive Director has agreed to reinvest all dividends receivable on the relevant shares under the Company's Dividend Reinvestment Plan. All consequent shares will be held by the Trustee of the Non-Executive Directors' Retirement Share Trust and the Directors have agreed that they will not require the Trustee to transfer those shares to them until the time of his or her retirement.

The Trust is administered by a trustee which acquired (and holds in trust) shares for the benefit of participants until the participant ceases to be a Director of CCA.

There are four applicable Non-Executive Directors participating in the Trust.

Details of movements in the share balances under the Trust during the financial year are –

Share movements	**2007 No.**	2006 No.
Shares at the beginning of the financial year	**155,806**	–
Purchased	**–**	152,236
Issue of shares under the Dividend Reinvestment Plan	**6,171**	3,570
Shares at the end of the financial year	**161,977**	155,806

25. Employee Ownership Plans continued

Executive Salary Sacrifice Share Plan

The Executive Salary Sacrifice Share Plan commenced operating in September 2004. The Plan allows Australian executives to voluntarily sacrifice a nominated proportion of their remuneration. The trustee of the Plan acquires shares to the value of the sacrificed amount and holds those shares for the benefit of the participant until the shares are withdrawn.

In addition, Australian executives participating in the Company's annual cash incentive plans are required to sacrifice a proportion of any awards made under these plans, with an equivalent amount being contributed towards the Executive Salary Sacrifice Share Plan for the acquisition of shares by the trustee. The trustee holds these shares for the benefit of participants in proportion to their benefits sacrificed.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2007 No.	2006 No.
Shares at the beginning of the financial year	**452,518**	247,200
Purchased	**313,258**	223,551
Distributed to executives	**(95,645)**	(18,233)
Shares at the end of the financial year	**670,131**	452,518

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
26. Dividends					
a) Summary of dividends appropriated during the financial year –					
Prior year final dividend[1]		**135.2**	130.9	**135.2**	130.9
Current year interim dividend[2]		**116.9**	108.7	**116.9**	108.7
Total dividends appropriated		**252.1**	239.6	**252.1**	239.6
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	7b)	**(14.3)**	(14.4)	**(14.3)**	(14.4)
Dividends paid as per the cash flow statements		**237.8**	225.2	**237.8**	225.2
b) Dividends declared and not recognised as a liability					
Current year final dividend on ordinary shares[3]		**146.8**	135.2	**146.8**	135.2
c) Franking credits[4]					
Balance of the franking account at the end of the financial year		**150.7**	150.0	**150.7**	150.0
Franking credits which will arise from payment of income tax provided for in the financial statements		**47.8**	27.1	**47.8**	27.1
Total franking credits		**198.5**	177.1	**198.5**	177.1

1 Paid at 18.0¢ (2006: 17.5¢) per share and fully franked at the Australian tax rate of 30%.

2 Paid at 15.5¢ (2006: 14.5¢) per share and fully franked at the Australian tax rate of 30%.

3 Declared at 20.0¢ (2006: 18.0¢) per share and fully franked at the Australian tax rate of 30%.

4 The franking credits are expressed on a tax paid basis. Accordingly, the total franking credits balance would allow fully franked dividends to be paid equal to $463.2 million (2006: $413.2 million).

The franking credit balance will be reduced by $124.1 million resulting from the final dividend declared for 2007, payable 7 April 2008, and the effect of the share buy-back (refer Note 38).

	CCA Group	
	2007 No. M	2006 No. M

27. Earnings Per Share (EPS)

The following reflects the share and earnings data used in the calculation of basic and diluted EPS –

	2007 No. M	2006 No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	**753.1**	749.2
Effect of dilutive securities – share options	**2.1**	1.8
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	**755.2**	751.0
	$M	$M
Earnings used to calculate basic and diluted EPS –		
Profit from continuing operations attributable to members of Coca-Cola Amatil Limited	**367.6**	313.6
Loss from discontinued operation after income tax	**(56.9)**	(31.2)
Earnings used to calculate basic and diluted EPS	**310.7**	282.4

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M

28. Commitments

a) Capital expenditure commitments

	2007 $M	2006 $M	**2007 $M**	2006 $M
Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Within one year	**68.4**	98.2	**–**	–
Later than one year but not later than five years	**–**	43.9	**–**	–
	68.4	142.1	**–**	–

At 31 December 2007, the Group has capital expenditure commitments principally relating to construction of an automated warehouse in Northmead, Sydney, Australia.

b) Operating lease commitments

	2007 $M	2006 $M	**2007 $M**	2006 $M
Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Within one year	**56.2**	59.2	**1.4**	1.5
Later than one year but not later than five years	**132.1**	114.7	**5.3**	5.4
Later than five years	**86.2**	71.4	**17.6**	18.9
	274.5	245.3	**24.3**	25.8

The Group has entered into commercial non-cancellable operating leases on certain properties, motor vehicles and other items of plant and equipment. Leases vary in contract period depending on the asset involved. Renewal terms are included in certain contracts, whereby renewal is at the option of the specific entity that holds the lease. On renewal, the terms of the leases are usually renegotiated. There are no restrictions placed upon the lessee by entering into these leases.

c) Other commitments

	2007 $M	2006 $M	**2007 $M**	2006 $M
Promotional commitments, payable –				
Within one year	**21.3**	18.2	**–**	–
Later than one year but not later than five years	**35.1**	44.2	**–**	–
Later than five years	**3.5**	13.0	**–**	–
	59.9	75.4	**–**	–

The Group has promotional commitments principally relating to sponsorship of sports clubs, charities and various other organisations and events.

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M
29. Contingencies				
Contingent liabilities				
Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of subsidiaries[1]	**–**	–	**8.2**	296.3
Termination payments under service agreements[2]	**6.6**	9.6	**6.6**	9.6
Other guarantees	**1.6**	3.0	**–**	–
	8.2	12.6	**14.8**	305.9

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned subsidiaries (designated 1 in Note 31), whereby the liabilities of those entities are guaranteed.

No material losses are anticipated in respect of the above contingent liabilities.

1 CCA provides certain financial guarantees to its subsidiaries. No liability has been recognised in relation to these guarantees as the fair value of the guarantees is immaterial.

2 Refer to the remuneration report found in the Directors' Report for further details.

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M
30. Auditors' Remuneration				
Amounts received, or due and receivable, by –				
CCA auditor, Ernst & Young (Australia) for –				
Audit or half year review of the financial reports	**1.781**	1.811	**0.789**	0.800
Other services –				
assurance related	**0.060**	0.092	**0.060**	0.092
tax compliance	**0.036**	0.010	**0.035**	0.010
	0.096	0.102	**0.095**	0.102
	1.877	1.913	**0.884**	0.902
Member firms of Ernst & Young in relation to subsidiaries of CCA for –				
Audit or half year review of the financial reports	**0.719**	0.664	**–**	–
Other services –				
assurance related	**0.355**[1]	0.018	**–**	–
	1.074	0.682	**–**	–
Other firms in relation to subsidiaries of CCA for –				
Audit or half year review of the financial reports	**0.041**	0.045	**–**	–
Other services –				
tax compliance	**0.016**	0.014	**–**	–
	0.057	0.059	**–**	–
Total auditors' remuneration	**3.008**	2.654	**0.884**	0.902

1 Relates to assurance services in relation to the discontinuation of the South Korean business.

	Footnote	Country of incorporation	Equity holding[†] 2007 %	2006 %
31. Investments in Subsidiaries				
Coca-Cola Amatil Limited	1	Australia		
Subsidiaries –				
AIST Pty Ltd	1	Australia	**100**	100
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia	2	Indonesia	**100**	100
PT Coca-Cola Distribution Indonesia		Indonesia	**100**	100
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Associated Nominees Pty Ltd	3	Australia	**100**	50
Beverage Distributors Pty Ltd (liquidated)		Australia	**–**	100
CCA PST Pty Ltd	3	Australia	**100**	33.3
CCA Superannuation Pty Ltd	3	Australia	**100**	50
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
CCKBC Holdings Ltd	4	Cyprus	**100**	100
CCKBC (Netherlands) Holding I BV		Netherlands	**–**	100
CCKBC (Netherlands) Holding II BV		Netherlands	**–**	100
Coca-Cola Korea Bottling Company, Ltd		Republic of Korea	**–**	100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd		Australia	**100**	100
Baymar Pty Ltd		Australia	**100**	100
Beverage Bottlers (NQ) Pty Ltd		Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (liquidated)		Australia	**–**	100
Coca-Cola Amatil (Holdings) Pty Ltd		Australia	**100**	100
Crusta Fruit Juices Pty Ltd	1	Australia	**100**	100
Quenchy Crusta Sales Pty Ltd		Australia	**100**	100
Quirks Australia Pty Ltd	1	Australia	**100**	100
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Amatil Beverages (New Zealand) Ltd		New Zealand	**100**	–
Johns River Pty Ltd		Australia	**100**	100
Matila Nominees Pty Ltd	5	Australia	**100**	100
Neverfail Springwater Ltd	1 & 6	Australia	**100**	100
Neverfail Cooler Company Pty Ltd		Australia	**100**	100
Purna Pty Ltd		Australia	**100**	100
Neverfail Bottled Water Co Pty Ltd	1 & 7	Australia	**100**	100
Neverfail SA Pty Ltd		Australia	**100**	100
Piccadilly Distribution Services Pty Ltd		Australia	**100**	100
Neverfail Springwater Co Pty Ltd	1	Australia	**100**	100
Neverfail Springwater (Vic) Pty Ltd	1	Australia	**100**	100
Neverfail WA Pty Ltd	1	Australia	**100**	100
Piccadilly Natural Springs Pty Ltd		Australia	**100**	100
Real Oz Water Supply Co (Qld) Pty Ltd		Australia	**100**	100
Neverfail Springwater Co (Qld) Pty Ltd	1	Australia	**100**	100
Pacbev Pty Ltd	1	Australia	**100**	100
CCA Bayswater Pty Ltd	1	Australia	**100**	100
SPC Ardmona Ltd	1 & 8	Australia	**100**	100
Ardmona Foods Ltd	1	Australia	**100**	100
Australian Canned Fruit (I.M.O.) Pty Ltd		Australia	**100**	100

Refer to following page for footnote details

	Footnote	Country of incorporation	Equity holding† 2007 %	2006 %
31. Investments in Subsidiaries continued				
Digital Signal Processing Systems Pty Ltd		Australia	**100**	100
Goulburn Valley Canners Pty Ltd		Australia	**100**	100
Goulburn Valley Food Canneries Pty Ltd		Australia	**100**	100
Henry Jones Foods Pty Ltd		Australia	**100**	100
Hallco No. 39 Pty Ltd		Australia	**100**	100
SPC Ardmona (Netherlands) BV		Netherlands	**100**	–
SPC Ardmona (Germany) GmbH		Germany	**100**	–
SPC Ardmona Operations Limited	1	Australia	**100**	100
Austral International Trading Company Pty Ltd		Australia	**100**	100
Cherry Berry Fine Foods Pty Ltd		Australia	**100**	100
Vending Management Services Ltd		New Zealand	**100**	100

Names inset indicate that shares are held by the company immediately above the inset.

The above companies carry on business in their respective countries of incorporation.

† The proportion of ownership interest is equal to the proportion of voting power held.

Footnotes

1 These companies are parties to a Deed of Cross Guarantee as detailed in Note 37 and are eligible for the benefit of ASIC Class Order 98/1418.

2 Coca-Cola Amatil Limited holds 4.84% of the shares in this company.

3 Associated Nominees Pty Ltd, CCA PST Pty Ltd and CCA Superannuation Pty Ltd were trustees of in-house CCA superannuation funds. These superannuation funds have since been transferred to the AMP SignatureSuper Master Trust in 2007.

4 CCKBC Holdings Ltd held 100% of the shareholding in CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV. CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV held 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd. On 24 October 2007, CCKBC Holdings Ltd disposed of its shares it held in CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV which together held all the shares of Coca-Cola Korea Bottling Company, Ltd. Refer to Note 6 for details.

5 Matila Nominees Pty Ltd is the trustee company for the Employees Share Plan (ESP), the Long Term Incentive Share Plan (LTISP), the Executive Retention Share Plan (ERSP), the Non-Executive Directors' Share Plan, the Non-Executive Directors' Retirement Share Trust and the Executive Salary Sacrifice Share Plan. As at 31 December 2007, the trustee held 6,778,166 (2006: 8,709,559) ordinary shares on behalf of the members of the ESP, 744,631 (2006: 462,854) ordinary shares on behalf of the members of the LTISP, 432,487 (2006: nil) ordinary shares on behalf of the members of the ERSP, 278,867 (2006: 223,874) ordinary shares on behalf of the members of the Non-Executive Directors' Share Plan, 161,977 (2006: 155,806) ordinary shares on behalf of the members of the Non-Executive Directors' Retirement Share Trust and 670,131 (2006: 452,518) ordinary shares on behalf of the members of the Executive Salary Sacrifice Share Plan.

6 Neverfail Springwater Ltd holds 40.7% of the shareholding in Neverfail Bottled Water Co Pty Ltd.

7 Neverfail Bottled Water Co Pty Ltd holds 1.5% of the shareholding in Neverfail Springwater (Vic) Pty Ltd.

8 SPC Ardmona Ltd holds 50% of the shares in Australian Canned Fruit (I.M.O.) Pty Ltd.

32. Business Combinations

a) Summary of acquisitions

Acquisition of a coffee business and related assets

CCA acquired a coffee business and its related assets on 30 March 2007, for a purchase consideration of $10.7 million.

Details of the fair value of the assets acquired and goodwill are as follows –

	$M
Purchase consideration –	
Cash paid	**10.7**
Fair value of net identifiable assets acquired –	
Inventories	**(0.8)**
Property, plant and equipment	**(1.6)**
Goodwill	**8.3**

Other acquisitions

Other acquisitions include various individually immaterial acquisitions within the bulk water industry. Details of the fair value of the assets and liabilities acquired and goodwill are as follows –

Purchase consideration –	
Cash paid	**4.2**
Fair value of net identifiable assets and liabilities acquired –	
Property, plant and equipment	**(0.2)**
Intangible assets	**(0.9)**
Trade and other payables	**0.1**
Deferred tax liabilities	**0.2**
Goodwill	**3.4**

32. Business Combinations continued

a) Summary of acquisitions continued

The goodwill recognised for the period is $11.7 million (2006: $3.7 million). Refer to Note 15 for details. The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after acquisition.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the date of acquisition. The fair value of the above assets acquired approximates the carrying value.

The revenue and net profit contributions to the Group have not been disclosed as the business structures of the acquired businesses have changed since acquisition.

	2007[1] Recognised on acquisition $M	2006[2] Recognised on acquisition $M
b) Purchase consideration		
Cash paid	**14.9**	15.1
Deferred cash settlement	–	0.1
Costs associated with the acquisition	–	0.4
Total consideration	**14.9**	15.6
The net cash outflow on acquisition is as follows –		
Cash paid, including costs	**(14.9)**	(15.5)
Net cash outflow	**(14.9)**	(15.5)

1 Comprises acquisition of a coffee business and its related assets and other acquisitions which are individually immaterial.
2 Comprises acquisition of the water business and related assets of Palm Springs Ltd and other acquisitions which are individually immaterial.

33. Key Management Personnel and Directors Disclosures

CCA has applied the relief available under Corporations Amendment Regulations 2006 (No. 4), which exempts listed companies from providing remuneration disclosures in their annual financial report as required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 "Related Party Disclosures". These remuneration disclosures have been transferred to the remuneration report in pages 18 to 41 of the Directors' Report and have been audited.

The following persons were key management personnel of Coca-Cola Amatil Limited during the financial year –

Key management personnel	**Position**	**Date of change in position**
Directors in office at the end of the financial year		
D.M. Gonski, AC	Chairman (Non-Executive)	
J.R. Broadbent, AO	Director (Non-Executive)	
T.J. Davis	Director and Group Managing Director	
I. Finan	Director (Non-Executive)	
G.J. Kelly	Director (Non-Executive)	
W.M. King, AO	Director (Non-Executive)	
D.E. Meiklejohn	Director (Non-Executive)	
M.K. Ward, AO	Director (Non-Executive)	
Executives at the end of the financial year		
J.M. Wartig	Chief Financial Officer	
W.G. White	Managing Director, Australasia	
G. Adams	Managing Director, New Zealand & Fiji	
P. Kelly	Managing Director, Asia	
J. Seward	Managing Director, Indonesia & PNG	
N. Garrard	Managing Director, Food & Services	
Former key management personnel		
R. Randall	Managing Director, South Korea	Resigned 31 October 2007.
M. Clark	General Manager, Grinders Coffee Business, Australia	Ceased to be designated as key management personnel on 18 April 07.

33. Key Management Personnel and Directors Disclosures continued

Total remuneration for key management personnel and Directors for the CCA Group and CCA Entity during the financial year is set out below –

Remuneration by category	**2007 $**	2006 $
Short term	**13,011,196**	11,606,203
Post employment	**1,519,431**	1,461,347
Other long term	**395,589**	425,302
Termination	**388,161**	404,762
Share based payments	**4,900,473**	3,156,167
	20,214,850	17,053,781

Further details are contained in the remuneration report, found in the Directors' Report.

Options held by key management personnel

The Company has issued no options since 1 January 2003. No remuneration in future periods is affected by options previously granted. All options are now fully vested with the employees.

No performance conditions were attached to the grant of options.

2007 Number of options held over unissued ordinary shares in CCA	**Opening balance**	**Exercised**	**Expired**	**Closing balance**
Executives				
W.G. White	**80,000**	**(80,000)**	**–**	–
P. Kelly	**4,000**	**–**	**(4,000)**	**–**
Former key management personnel				
R. Randall	**6,000**	**(6,000)**	**–**	–
M. Clark	**132,500**	**(87,500)**	**(45,000)**	–

2006 Number of options held over unissued ordinary shares in CCA	Opening balance	Exercised	Expired	Closing balance	Vested and exercisable at end of period	Vested and not exercisable at end of period
Executives[1]						
W.G. White	80,000	–	–	80,000	80,000	–
P. Kelly	9,000	–	(5,000)	4,000	4,000	–
R. Randall	6,000	–	–	6,000	6,000	–
M. Clark	192,500	–	(60,000)	132,500	132,500	–

1 Since 1 January 2003, share options are no longer awarded. Accordingly, Messrs Wartig, Adams, Seward and Garrard do not hold any options

There are no options on issue to key management personnel or to the executive Director at the end of the financial year.

The exercise price of options on issue to key management personnel for the prior year is as follows –

2006	Options No.	Exercise price $
Executives		
W.G. White	80,000	5.18
P. Kelly	4,000	10.08
R. Randall	6,000	6.33
M. Clark	45,000	10.08
M. Clark	87,500	6.33

33. Key Management Personnel and Directors Disclosures continued

Shareholdings of key management personnel and Directors

2007 Number of ordinary shares held	Opening balance	Additions[1]	Non-Executive Directors' Share Plan[2]	Non-Executive Directors' Retirement Share Trust[3]	Issued/awarded during the year as remuneration[4]	Withdrawn/sold	Closing balance
Directors in office at the end of the financial year							
D.M. Gonski, AC	279,993	7,345	28,298	–	–	–	315,636
J.R. Broadbent, AO	47,486	3,788	3,992	–	–	–	55,266
T.J. Davis[5&6]	630,298	68,990	–	–	83,833	(50,000)	733,121
I. Finan	5,597	–	3,871	–	–	–	9,468
G.J. Kelly	11,364	54	3,570	–	–	–	14,988
W.M. King, AO	32,273	260	7,101	–	–	–	39,634
D.E. Meiklejohn	12,892	–	4,083	–	–	–	16,975
M.K. Ward, AO	48,084	1,969	4,078	–	–	–	54,131
Executives							
J.M. Wartig[6]	28,030	15,438	–	–	35,350	–	78,818
W.G. White[6]	67,781	31,303	–	–	38,809	–	137,893
G. Adams[6]	2,079	628	–	–	10,605	–	13,312
P. Kelly[6]	33,500	12,050	–	–	11,615	–	57,165
J. Seward[6]	3,047	2,585	–	–	12,120	–	17,752
N. Garrard[6]	40,145	8,036	–	–	–	–	48,181
Former key management personnel							
R. Randall	46,042	10,495	–	–	5,050	(61,587)	–
M. Clark	64,887	88,541	–	–	22,725	(169,387)	6,766

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan. The additions to the shareholdings were at arms length.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

4 Shares awarded under the 2004-2006 LTISP and 25,000 shares awarded under the 2006-2008 LTISP to Mr Davis.

5 Includes beneficial interest in 298,255 shares held by the LTISP, which are subject to the conditions of the Plan.

6 Subsequent to 31 December 2007, the following awards under the 2005-2007 LTISP were made –
Mr Davis 193,429 shares; Mr Wartig 82,425 shares; Mr White 90,491 shares; Mr Adams 24,728 shares; Mr Kelly 27,671 shares; Mr Seward 28,260 shares; and Mr Garrard 32,970 shares.

33. Key Management Personnel and Directors Disclosures continued

Shareholdings of key management personnel and Directors continued

2006 Number of ordinary shares held	Opening balance	Additions[1]	Non-Executive Directors' Share Plan[2]	Non-Executive Directors' Retirement Share Trust[3]	Issued/ awarded during the year as remuneration[4]	Withdrawn	Closing balance
Directors in office at the end of the financial year							
D.M. Gonski, AC	140,317	7,074	48,196	84,406	–	–	279,993
J.R. Broadbent, AO	10,980	725	4,860	30,921	–	–	47,486
T.J. Davis[5]	506,614	179,184	–	–	74,500	(130,000)	630,298
I. Finan	1,180	–	4,417	–	–	–	5,597
G.J. Kelly	7,041	65	4,258	–	–	–	11,364
W.M. King, AO	17,677	150	8,032	6,414	–	–	32,273
D.E. Meiklejohn	8,474	–	4,418	–	–	–	12,892
M.K. Ward, AO	11,393	1,377	4,819	30,495	–	–	48,084
Executives							
J.M. Wartig	13,223	14,807	–	–	–	–	28,030
W.G. White	59,367	8,414	–	–	–	–	67,781
G. Adams	1,378	701	–	–	–	–	2,079
P. Kelly	27,108	6,392	–	–	–	–	33,500
R. Randall	12,824	33,218	–	–	–	–	46,042
J. Seward	1,374	1,673	–	–	–	–	3,047
N. Garrard	33,893	6,252	–	–	–	–	40,145
M. Clark	56,654	8,233	–	–	–	–	64,887

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan. The additions to the shareholdings were at arms length.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

4 Shares awarded to Mr Davis under the 2005-2007 LTISP.

5 Includes beneficial interest in 214,392 shares held by the LTISP, which are subject to the conditions of the Plan.

Loans to key management personnel and Directors

There are no loans between key management personnel (including Directors) and CCA or any other Group company.

Other transactions of key management personnel (including Directors) and their personally related entities

There are no other transactions between key management personnel (including Directors) and CCA or any other Group company.

34. Derivatives and Net External Debt Reconciliation

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
a) Derivatives as per the balance sheets					
Derivative assets – current					
Debt related		**–**	(1.0)	**–**	–
Non-debt related		**(13.7)**	(50.0)	**(5.9)**	(41.6)
	35c)	**(13.7)**	(51.0)	**(5.9)**	(41.6)
Derivative assets – non-current					
Non-debt related		**(83.9)**	–	**(80.7)**	–
	35c)	**(83.9)**	–	**(80.7)**	–
Derivative liabilities – current					
Debt related		**11.1**	88.7	**11.1**	88.7
Non-debt related		**30.9**	81.1	**3.9**	60.4
	35c)	**42.0**	169.8	**15.0**	149.1
Derivative liabilities – non-current					
Debt related		**109.3**	70.0	**109.3**	70.0
Non-debt related		**51.1**	–	**43.2**	–
	35c)	**160.4**	70.0	**152.5**	70.0
Total net derivative liabilities		**104.8**	188.8	**80.9**	177.5
Net derivative liabilities/(assets) comprises –					
Debt related		**120.4**	157.7	**120.4**	158.7
Non-debt related		**(15.6)**	31.1	**(39.5)**	18.8
Total net derivative liabilities		**104.8**	188.8	**80.9**	177.5
b) Net external debt reconciliation					
Cash assets	7	**(379.7)**	(436.1)	**(319.8)**	(307.5)
Trade and other receivables – non-current		**–**	(2.9)	**–**	(1.5)
Net derivative liabilities – debt related		**120.4**	157.7	**120.4**	158.7
Interest bearing liabilities – current	18	**171.4**	278.4	**170.3**	165.7
Interest bearing liabilities – non-current	18	**1,695.2**	2,077.5	**1,631.4**	1,837.3
Total net external debt		**1,607.3**	2,074.6	**1,602.3**	1,852.7

35. Financial and Capital Risk Management

Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash, short term deposits, bills of exchange, bank loans and capital markets issues.

The main purpose of these financial instruments is to manage liquidity and to raise finance for the Group's operations.

The Group has various other financial instruments such as trade and other receivables and trade and other payables, which arise directly from its operations.

The Group uses derivatives in accordance with Board approved policies to reduce the Group's exposure to adverse fluctuations in interest rates, foreign exchange rates and certain raw material commodity prices. These derivatives create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivative instruments that the Group uses to hedge risks such as interest rate, foreign currency and commodity price movements include –

- cross currency swaps;
- interest rate swaps;
- commodity swaps;
- forward foreign currency contracts;
- futures contracts; and
- option contracts (currency, interest rate, commodity and futures).

The Group's risk management activities are carried out centrally by CCA's Group Treasury department for interest rate and foreign exchange exposures. Risk management activities in respect to commodity exposures are undertaken centrally by CCA's Strategic Procurement department. Both the Group Treasury and Strategic Procurement departments operate under their respective policies as approved by the Board. The Group Treasury and Strategic Procurement departments operate in co-operation with the Group's operating units so as to maximise the benefits associated with centralised management of Group risk factors.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of net debt and total equity balances.

The capital structure of Group entities is monitored using the gearing ratio. The ratio is calculated as net debt divided by total equity. Net debt is calculated as total interest bearing liabilities (including debt related derivatives) less cash and cash equivalents. Total capital employed is calculated as net debt plus total equity.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return equity to shareholders, issue new shares or sell assets to reduce debt. The Group continuously reviews the capital structure to ensure –

- sufficient finance for the business is maintained at a reasonable cost;
- sufficient funds are available for the business to implement its capital expenditure and business acquisition strategies;
- distributions to shareholders are maintained within stated dividend policy requirements; and
- where excess funds arise with respect to the funds required to enact the Group's business strategies, consideration is given to possible returns of equity to shareholders.

CCA has a dividend payout policy of 70% to 80% of net profit, subject to the ongoing cash needs of the business.

The table below details the calculation of the Group's and the CCA Entity's gearing ratios –

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Net debt	34	**1,607.3**	2,074.6	**1,602.3**	1,852.7
Total equity		**1,440.7**	1,470.7	**2,427.5**	2,362.9
Total capital employed		**3,048.0**	3,545.3	**4,029.8**	4,215.6
Gearing ratio %		**111.6**	141.1	**66.0**	78.4

35. Financial and Capital Risk Management continued

Capital risk management continued

Section a) of this Note provides a summary of the Group's underlying economic positions as represented by the carrying values and fair values of the Group's financial assets and financial liabilities.

Section b) addresses in more detail the key financial risk factors that arise from the Group's activities, including the Group's policies for managing these risks.

Section c) provides details of the Group's derivative financial instruments and hedges that are used for financial risk management.

a) Categories of financial assets and financial liabilities

The carrying amounts and fair values of the Group's financial assets and financial liabilities are shown as follows –

	CCA Group				CCA Entity			
	2007		2006		2007		2006	
	Carrying amount $M	Fair value $M	Carrying amount $M	Fair value $M	Carrying amount $M	Fair value $M	Carrying amount $M	Fair value $M
Financial assets – current								
Cash assets	379.7	379.7	436.1	436.1	319.8	319.8	307.5	307.5
Trade and other receivables	686.0	686.0	677.7	677.7	90.4	90.4	10.7	10.7
Derivatives – fair value through the income statements	5.8	5.8	15.7	15.7	4.3	4.3	13.0	13.0
Derivatives – hedge accounted through equity	7.9	7.9	35.3	35.3	1.6	1.6	28.6	28.6
Total financial assets – current	1,079.4	1,079.4	1,164.8	1,164.8	416.1	416.1	359.8	359.8
Financial assets – non-current								
Trade and other receivables	3.5	3.5	17.9	17.9	2,098.2	2,098.2	2,026.6	2,026.6
Derivatives – fair value through the income statements	24.9	24.9	–	–	24.9	24.9	–	–
Derivatives – hedge accounted through equity	59.0	59.0	–	–	55.8	55.8	–	–
Total financial assets – non-current	87.4	87.4	17.9	17.9	2,178.9	2,178.9	2,026.6	2,026.6
Total financial assets	1,166.8	1,166.8	1,182.7	1,182.7	2,595.0	2,595.0	2,386.4	2,386.4
Financial liabilities – current								
Trade and other payables	436.2	436.2	491.5	491.5	520.4	520.4	3.4	3.4
Interest bearing liabilities –								
Bonds – at amortised cost[1]	170.3	181.4	165.7	254.3	170.3	181.4	165.7	254.3
Loans – at amortised cost	0.4	0.4	0.4	0.4	–	–	–	–
Bank loans – at amortised cost	0.3	0.3	112.3	112.3	–	–	–	–
Bank overdrafts	0.4	0.4	–	–	–	–	–	–
Derivatives – fair value through the income statements	15.5	15.5	18.5	18.5	14.9	14.9	18.2	18.2
Derivatives – hedge accounted through equity	26.5	26.5	151.3	151.3	0.1	0.1	130.9	130.9
Total financial liabilities – current	649.6	660.7	939.7	1,028.3	705.7	716.8	318.2	406.8
Financial liabilities – non-current								
Trade and other payables	–	–	2.9	2.9	–	–	478.7	478.7
Interest bearing liabilities –								
Bonds – fair value through the income statements[2]	390.4	390.4	429.3	429.3	390.4	390.4	429.3	429.3
Bonds – at amortised cost[1]	1,291.0	1,350.7	1,458.0	1,561.5	1,241.0	1,300.7	1,408.0	1,511.5
Loans – at amortised cost	5.9	5.9	6.2	6.2	–	–	–	–
Bank loans – at amortised cost	7.9	7.9	184.0	184.0	–	–	–	–
Derivatives – fair value through the income statements	151.8	151.8	70.0	70.0	151.8	151.8	70.0	70.0
Derivatives – hedge accounted through equity	8.6	8.6	–	–	0.7	0.7	–	–
Total financial liabilities – non-current	1,855.6	1,915.3	2,150.4	2,253.9	1,783.9	1,843.6	2,386.0	2,489.5
Total financial liabilities	2,505.2	2,576.0	3,090.1	3,282.2	2,489.6	2,560.4	2,704.2	2,896.3

1 Includes bonds carried at historic cost, and bonds within effective cash flow hedge relationships.

2 Includes bonds within effective fair value hedge relationships.

35. Financial and Capital Risk Management continued

b) Risk factors

The key financial risk factors that arise from the Group's activities, including the Group's policies for managing these risks are outlined below.

Market risk is the risk that the fair value or future cash flows of the Group's financial instruments will fluctuate because of changes in market prices. The market risk factors to which the Group is exposed to are discussed in further detail below.

i) Interest rate risk

Interest rate risk refers to the risks that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

Interest rate risk arises from interest bearing financial assets and liabilities that the Group utilises. Non-derivative interest bearing assets are predominantly short term liquid assets. Long term debt issued at fixed rates exposes the Group to fair value interest rate risk. The Group's borrowings which have a variable interest rate attached give rise to cash flow interest rate risk.

The Group's risk management policy for interest rate risk seeks to minimise the effects of interest rate movements on its asset and liability portfolio through active management of the exposures. The policy prescribes minimum and maximum average fixed rate maturity profiles for both asset and liability portfolios.

The Group maintains a mix of offshore and local currency fixed rate and variable rate debt, as well as a mix of term debt versus short term debt. The Group primarily enters into interest rate swap, interest rate option and cross currency agreements to manage these risks. The Group designates which of its financial assets and financial liabilities are exposed to a fair value or cash flow interest rate risk, such as financial assets and liabilities with a fixed interest rate or financial assets and financial liabilities with a floating interest rate that is reset as market rates change.

The Group hedges the interest rate and currency risk on all foreign currency borrowings by entering into cross currency swaps, which have the economic effect of converting foreign currency borrowings to local currency borrowings. The derivative contracts are carried at fair value, being the market value as quoted in an active market.

The derivative financial instruments and details of hedging activities contained in section c) of this Note provide further information in this area.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian floating interest rate risk that are not designated in cash flow hedges:

CCA Group	**As at 31 December 2007**				As at 31 December 2006				
	Average interest rate p.a. %	**Floating rate $M**	**Non-interest bearing $M**	**Total $M**	Average interest rate p.a. %	Floating rate $M	Fixed Rate $M	Non-interest bearing $M	Total $M
Financial assets									
Cash assets	**6.0**	**379.7**	**–**	**379.7**	5.7	436.1	–	–	436.1
Trade and other receivables	**–**	**–**	**689.5**	**689.5**	8.0	–	2.9	692.7	695.6
		379.7	**689.5**	**1,069.2**		436.1	2.9	692.7	1,131.7
Financial liabilities									
Trade and other payables	**–**	**–**	**436.2**	**436.2**	–	–	–	494.4	494.4
Bonds	**7.7**	**640.4**	**–**	**640.4**	6.9	645.7	–	–	645.7
Loans, bank loans and bank overdrafts	**7.5**	**14.9**	**–**	**14.9**	6.5	302.9	–	–	302.9
		655.3	**436.2**	**1,091.5**		948.6	–	494.4	1,443.0

CCA Entity	**As at 31 December 2007**				As at 31 December 2006				
	Average interest rate p.a. %	**Floating rate $M**	**Non-interest bearing $M**	**Total $M**	Average interest rate p.a. %	Floating rate $M	Fixed Rate $M	Non-interest bearing $M	Total $M
Financial assets									
Cash assets	**6.5**	**319.8**	**–**	**319.8**	6.2	307.5	–	–	307.5
Trade and other receivables	**8.6**	**2,098.2**	**90.4**	**2,188.6**	8.0	1,502.1	1.5	533.7	2,037.3
		2,418.0	**90.4**	**2,508.4**		1,809.6	1.5	533.7	2,344.8
Financial liabilities									
Trade and other payables	**7.6**	**485.7**	**34.7**	**520.4**	8.0	450.4	–	31.7	482.1
Bonds	**7.7**	**640.4**	**–**	**640.4**	6.9	645.7	–	–	645.7
		1,126.1	**34.7**	**1,160.8**		1,096.1	–	31.7	1,127.8

35. Financial and Capital Risk Management continued

b) Risk factors continued

i) Interest rate risk continued

Sensitivity analysis

The table below shows the effect on net profit and equity after income tax if interest rates at balance date had been 10% higher or lower with all other variables held constant, taking into account all underlying exposures and related hedges. Concurrent movements in interest rates and parallel shifts in the yield curves are assumed.

A sensitivity of 10% has been selected as this is considered reasonable given the current level of both short term and long term Australian interest rates. A 10% sensitivity would move short term interest rates at 31 December 2007 from around 6.75% to 7.48% representing a 68 basis point shift. This would represent two to three rate increases in the official cash rate.

In 2007, 90% (2006: 90%) of the Group's debt was denominated in Australian Dollars; therefore, only the movement in Australian interest rates is used in this sensitivity analysis.

Based on the sensitivity analysis, if interest rates were 10% higher, net profit would be impacted by the interest expense being higher on the Group's net floating rate Australian Dollars positions during the year.

	CCA Group				**CCA Entity**			
	Net profit		**Equity (cash flow hedging reserve) As at 31 December**		**Net profit**		**Equity (cash flow hedging reserve) As at 31 December**	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
If interest rates were 10% higher with all other variables held constant – increase/(decrease)	**(3.7)**	(3.1)	**15.3**	16.5	**(3.7)**	(3.1)	**15.3**	16.3
If interest rates were 10% lower with all other variables held constant – increase/(decrease)	**3.6**	3.3	**(15.6)**	(17.1)	**3.6**	3.2	**(15.6)**	(16.9)

ii) Foreign currency risk

Foreign currency risk refers to the risk that the value or the cash flows arising from a financial commitment, or recognised asset or liability will fluctuate due to changes in foreign currency rates. The Group's foreign currency exchange risk arises primarily from –

- borrowings denominated in foreign currency;
- firm commitments and/or highly probable forecast transactions for receipts and payments settled in foreign currencies and prices dependent on foreign currencies respectively; and
- translation of the financial statements of CCA's foreign subsidiaries.

The Group is exposed to foreign exchange risk from various currency exposures, primarily with respect to –

- United States Dollars;
- New Zealand Dollars;
- British Pounds Sterling;
- Japanese Yen;
- Indonesian Rupiah;
- Papua New Guinean Kina;
- Korean Won (until the disposal date of CCA's South Korean operation, being 24 October 2007);
- Fijian Dollars;
- Euro and
- Canadian Dollars.

Forward foreign exchange and options contracts are used to hedge a portion of the Group's anticipated foreign currency risks. These contracts have maturities of less than three years after the balance sheet date and consequently the net fair value of the gains and losses on these contracts will be transferred from the cash flow hedging reserve to the income statements at various dates during this period when the underlying exposure impacts earnings. The derivative contracts are carried at fair value, being the market value as quoted in an active market.

The Group's risk management policy for foreign exchange is to hedge forecast transactions for up to three years into the future. The policy only permits hedging of the Group's underlying foreign exchange exposures. The policy prescribes minimum and maximum hedging parameters linked to actual and forecast transactions involving foreign currencies.

35. Financial and Capital Risk Management continued

b) Risk factors continued

ii) Foreign currency risk continued

Benefits or costs arising from currency hedges for revenue and expense transactions that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transactions depending on the effectiveness testing outcomes and when the underlying exposure impacts earnings. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

When entered into, the Group formally designates and documents the financial instrument as a hedge of the underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Group formally assesses both at the inception and at least monthly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair values or cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument's change in fair value is immediately recognised in the income statements and this is mainly attributable to financial instruments in a fair value hedge relationship. Derivatives entered into and not documented in a hedge relationship are revalued with the changes in fair value recognised in the income statements. Virtually all of the Group's derivatives are straightforward over-the-counter instruments in liquid markets.

Also refer to section c) "Derivative financial instruments and hedging activities" contained in this Note for further details.

Translation risk

The financial statements for each of CCA's foreign operations are prepared in local currency. For the purposes of preparing the Group's consolidated financial information, each foreign operation's financial statements are translated into Australian Dollars using the applicable foreign exchange rates as at and for the period ended on the balance sheet date. A translation risk therefore exists on translating the financial statements of CCA's foreign operations into Australian Dollars for the purposes of reporting consolidated Group financial information. As a result, volatility in foreign exchange rates can impact the Group's net assets, net profit and the foreign currency translation reserve.

Sensitivity analysis

The first table below shows the effect on net profit and equity after income tax as at balance date from a 10% adverse/favourable movement in exchange rates at that date on a total derivative portfolio basis with all other variables held constant.

A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for potential future movement. Comparing the Australian Dollar exchange rate against the United States Dollar, the year end rate of 0.8765 would generate a 10% adverse position of 0.7889 and a favourable position of 0.9642. This range is considered reasonable given over the last five years, the Australian Dollar exchange rate against the United States Dollar has traded in the range of 0.5611 to 0.9400.

The Group's foreign currency risk from the Group's long term borrowings denominated in foreign currency has no significant impact on profit from foreign currency movements as they are effectively hedged.

	CCA Group				**CCA Entity**			
	Net profit		**Equity (cash flow hedging reserve) As at 31 December**		**Net profit**		**Equity (cash flow hedging reserve) As at 31 December**	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
If foreign currency rates were 10% higher with all other variables held constant – increase/(decrease)	**12.0**	3.7	**(18.6)**	(18.7)	**(1.0)**	3.7	**–**	–
If foreign currency rates were 10% lower with all other variables held constant – increase/(decrease)	**(14.1)**	0.1	**27.1**	18.3	**1.8**	0.1	**–**	–

35. Financial and Capital Risk Management continued

b) Risk factors continued

ii) Foreign currency risk continued

Sensitivity analysis continued

In regards to translation risk, the following table presents the impact on profit and equity after income tax from a 10% adverse/favourable movement in exchange rates for the financial year, and as at balance date on the net assets of CCA's foreign operations with all other variables held constant –

	CCA Group			
	Net profit		**Equity (foreign currency translation reserve) As at 31 December**	
	2007 $M	2006 $M	**2007 $M**	2006 $M
If foreign currency rates were 10% higher with all other variables held constant – decrease	**(6.8)**	(2.3)	**(36.5)**	(95.9)
If foreign currency rates were 10% lower with all other variables held constant – increase	**8.2**	2.8	**44.7**	117.2

iii) Commodity price risk

Commodity price risk is the risk arising from volatility in commodity prices in relation to certain raw materials (being mainly sugar and aluminium) used in the business. The Group enters into futures, swaps and option contracts to hedge commodity price risk with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The derivative contracts are carried at fair value, being the market value as quoted in an active market or derived using valuation techniques where no active market exists. These models take into consideration assumptions based on market data as at balance date.

Benefits or costs arising from commodity hedges that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transaction depending on hedge effectiveness testing outcomes and when the underlying exposure impacts earnings. Any cost or benefit resulting from the hedge forms parts of the carrying value of inventories.

The Group's risk management policy for commodity price risk is to hedge forecast transactions for up to three years into the future. CCA's Strategic Procurement department has a risk management policy framework that manages the risks arising from its commodity based activities. The policy permits hedging of price and volume exposure arising from the raw materials used in its manufacturing of finished goods. The policy prescribes minimum and maximum hedging parameters linked to the forecast purchase transactions.

Sensitivity analysis

The following table shows the effect on equity after income tax as at balance date from a 10% adverse/favourable movement in commodity prices at that date on a total derivative portfolio basis with all other variables held constant.

A sensitivity of 10% has been selected as this is considered reasonable given the current level of commodity prices and the volatility observed both on a historical basis and market expectations for future movement.

	CCA Group		CCA Entity	
	Equity (cash flow hedging reserve) As at 31 December		**Equity (cash flow hedging reserve) As at 31 December**	
	2007 $M	2006 $M	**2007 $M**	2006 $M
If there was a 10% increase in commodity prices with all other variables held constant – increase	**6.7**	3.1	**–**	–
If there was a 10% decrease in commodity prices with all other variables held constant – decrease	**(6.7)**	(3.1)	**–**	–

35. Financial and Capital Risk Management continued

b) Risk factors continued

iv) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause the Group to make a financial loss. The Group has exposure to credit risk on all financial assets included in the Group's balance sheet. To help manage this risk, the Group –

- has a policy for establishing credit limits for the entities it deals with;
- may require collateral where appropriate; and
- manages exposures to individual entities it either transacts with or enters into derivative contracts with (through a system of credit limits).

The CCA Group and the CCA Entity are exposed to credit risk on financial instruments and derivatives. For credit purposes, there is only a credit risk where the contracting entity is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet minimum credit rating criteria in accordance with the Group's policy requirements.

The Group's credit risk is mainly concentrated across a number of customers and financial institutions. The Group does not have any significant credit risk exposure to a single or group of customers or individual institutions. Approximately 58.4% (2006: 49.0%) of the trade receivables balance as at balance date is reflected by the total of each operation's top five customers.

The financial assets that are neither past due nor impaired are detailed in the tables below –

	Beverage business			**Food & Services business**	
For the year ended 31 December 2007	**Australia $M**	**New Zealand & Fiji $M**	**Indonesia & PNG $M**	**Australia $M**	**Total CCA Group $M**
Cash assets	**329.3**	**18.4**	**31.1**	**0.9**	**379.7**
Trade and other receivables[1]	**450.3**	**78.1**	**45.1**	**116.0**	**689.5**
Derivatives	**96.9**	**0.2**	**0.5**	**–**	**97.6**
Total CCA Group	**876.5**	**96.7**	**76.7**	**116.9**	**1,166.8**

	Beverage business			Food & Services business			
For the year ended 31 December 2006	Australia $M	New Zealand & Fiji $M	Indonesia & PNG $M	Australia $M	Total continuing operations $M	Discontinued South Korean beverage business $M	Total CCA Group $M
Cash assets	361.5	17.6	17.8	13.7	410.6	25.5	436.1
Trade and other receivables[1]	367.0	70.6	46.5	113.6	597.7	97.9	695.6
Derivatives	49.9	0.1	–	–	50.0	1.0	51.0
Total CCA Group	778.4	88.3	64.3	127.3	1,058.3	124.4	1,182.7

1 Excluding amounts due from subsidiaries

v) Liquidity risk

Liquidity risk includes the risk that the Group cannot meet its financial commitments as and when they fall due.

To help reduce this risk the Group –

- has a liquidity policy which targets a minimum level of committed facilities relative to net debt;
- has readily accessible funding arrangements in place;
- generally use instruments that are tradeable in highly liquid markets; and
- staggers maturities of financial instruments.

The contractual maturity of the Group's fixed and floating rate derivatives, other financial assets and other financial liabilities are shown in the tables below. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the values shown in the table found in section a) of this Note.

35. Financial and Capital Risk Management continued

b) Risk factors continued

v) Liquidity risk continued

CCA Group

	As at 31 December 2007 Contractual maturity (nominal cash flows)				As at 31 December 2006 Contractual maturity (nominal cash flows)			
	Less than 1 year $M	**1 to 2 year(s) $M**	**2 to 5 years $M**	**Over 5 years $M**	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M
Derivatives – inflows[1]								
Interest rate swaps – pay fixed/receive variable[2]	**22.5**	**22.3**	**36.4**	**10.6**	11.8	10.0	18.7	7.6
Cross currency swaps – foreign leg (fixed)[3]	**43.0**	**22.5**	**162.3**	**609.0**	25.1	46.4	154.0	719.1
Cross currency swaps – foreign leg (variable)[3]	**1.3**	**0.9**	**33.7**	–	171.2	1.4	38.6	–
Forward foreign currency contracts[3]	**630.9**	**123.7**	**38.8**	–	592.4	125.4	–	–
Commodities future contracts	**3.9**	**1.8**	–	–	6.2	–	–	–
Derivatives – outflows[1]								
Interest rate swaps – pay variable/receive fixed[2]	**(6.6)**	**(6.4)**	**(12.6)**	**(2.7)**	(3.7)	(3.4)	(6.7)	(2.8)
Cross currency swaps – AUD leg (variable)[3]	**(87.8)**	**(56.0)**	**(304.7)**	**(841.4)**	(312.4)	(82.0)	(269.3)	(880.0)
Forward foreign currency contracts[3]	**(656.2)**	**(137.7)**	**(41.6)**	–	(601.7)	(131.9)	–	–
Commodities future contracts	**(4.5)**	**(0.4)**	–	–	(7.6)	–	–	–
Other financial assets[1]								
Cash assets	**379.7**	–	–	–	436.1	–	–	–
Trade and other receivables	**686.0**	**1.6**	**1.3**	**0.6**	677.7	0.9	17.0	–
Other financial liabilities[1]								
Trade and other payables	**(436.2)**	–	–	–	(491.5)	(2.9)	–	–
Bonds, domestic loans and bank overdrafts	**(298.2)**	**(166.7)**	**(800.0)**	**(1,493.6)**	(116.8)	(265.9)	(972.3)	(859.2)
Offshore loans	**(1.2)**	**(0.7)**	**(8.3)**	–	(112.3)	–	(184.0)	–

1 For floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last repricing date.

2 Net amount for interest rate swaps for which net cash flows are exchanged. Categorisation of inflows and outflows is based on current variable rates at the balance sheet date.

3 Contractual amounts to be exchanged representing gross cash flows to be exchanged.

CCA Entity

	As at 31 December 2007 Contractual maturity (nominal cash flows)				As at 31 December 2006 Contractual maturity (nominal cash flows)			
	Less than 1 year $M	**1 to 2 year(s) $M**	**2 to 5 years $M**	**Over 5 years $M**	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M
Derivatives – inflows[1]								
Interest rate swaps–pay fixed/receive variable[2]	**21.4**	**21.7**	**36.4**	**10.6**	11.1	9.2	18.3	7.6
Cross currency swaps – foreign leg (fixed)[3]	**43.0**	**22.5**	**162.3**	**609.0**	25.1	46.4	154.0	719.1
Cross currency swaps – foreign leg (variable)[3]	**1.3**	**0.9**	**33.7**	–	171.2	1.4	38.6	–
Forward foreign currency contracts[3]	**134.4**	–	–	–	252.6	–	–	–
Derivatives – outflows[1]								
Interest rate swaps – pay variable/receive fixed[2]	**(6.1)**	**(6.1)**	**(12.6)**	**(2.7)**	(3.7)	(3.4)	(6.7)	(2.8)
Cross currency swaps – AUD leg (variable)[3]	**(87.8)**	**(56.0)**	**(304.7)**	**(841.4)**	(312.4)	(82.0)	(269.3)	(880.8)
Forward foreign currency contracts[3]	**(134.7)**	–	–	–	(252.9)		–	–
Other financial assets[1]								
Cash assets	**319.8**	–	–	–	307.5	–	–	–
Other receivables[4]	**3.5**	–	–	–	6.3	–	1.5	–
Other financial liabilities[1]								
Trade and other payables[4]	**(8.3)**	–	–	–	(0.8)	–	–	–
Bonds, domestic loans and bank overdrafts	**(294.3)**	**(114.5)**	**(798.7)**	**(1,485.5)**	(89.9)	(240.4)	(564.0)	(859.2)

Refer to the following page for footnote details.

35. Financial and Capital Risk Management continued

b) Risk factors continued

v) Liquidity risk continued

1 For floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last repricing date.

2 Net amount for interest rate swaps for which net cash flows are exchanged. Categorisation of inflows and outflows is based on current variable rates at the balance sheet date.

3 Contractual amounts to be exchanged representing gross cash flows to be exchanged.

4 Excluding amounts due from/to subsidiaries.

c) Derivative financial instruments

		CCA Group Fair value		CCA Entity Fair value	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Derivative assets – current					
Contracts with positive fair values					
The fair values of derivative financial instruments (debt related) at the end of the financial year designated as fair value hedges are –					
Foreign currency contracts		**–**	1.0	**–**	–
Total derivative assets – current (debt related)		**–**	1.0	**–**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		**3.9**	6.2	**–**	–
Forward currency contracts		**2.1**	0.5	**–**	0.4
Cross currency swaps		**–**	0.1	**–**	0.1
Interest rate swaps		**1.6**	25.2	**1.6**	24.8
Interest rate options		**0.3**	1.9	**–**	1.9
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**–**	0.4	**–**	0.4
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Foreign exchange contracts		**–**	1.0	**–**	–
Foreign currency options		**3.0**	0.2	**3.0**	0.2
Interest rate swaps		**1.5**	14.5	**–**	13.8
Interest rate options		**1.3**	–	**1.3**	–
Total derivative assets – current (non-debt related)		**13.7**	50.0	**5.9**	41.6
Total derivative assets – current	34a)	**13.7**	51.0	**5.9**	41.6
Derivative assets – non-current					
Contracts with positive fair values					
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		**1.8**	–	**–**	–
Forward currency contracts		**1.4**	–	**–**	–
Foreign currency options		**2.5**	–	**2.5**	–
Interest rate swaps		**50.2**	–	**50.2**	–
Interest rate options		**3.1**	–	**3.1**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**2.8**	–	**2.8**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Interest rate swaps		**21.8**	–	**21.8**	–
Interest rate options		**0.3**	–	**0.3**	–
Total derivative assets – non-current (non-debt related)	34a)	**83.9**	–	**80.7**	–
Total derivative assets		**97.6**	51.0	**86.6**	41.6

35. Financial and Capital Risk Management continued

c) Derivative financial instruments continued

		CCA Group Fair value		CCA Entity Fair value	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Derivative liabilities – current					
Contracts with negative fair values					
The fair values of derivative financial instruments (debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**11.1**	88.7	**11.1**	88.7
Total derivative liabilities – current (debt related)		**11.1**	88.7	**11.1**	88.7
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		**4.5**	7.6	**–**	–
Forward currency contracts		**21.8**	13.0	**–**	12.7
Cross currency swaps		**0.1**	42.0	**0.1**	29.5
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**–**	4.8	**–**	4.8
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Interest rate swaps		**0.7**	13.7	**–**	13.4
Forward currency contracts		**2.9**	–	**2.9**	–
Foreign currency options		**0.9**	–	**0.9**	–
Total derivative liabilities – current (non-debt related)		**30.9**	81.1	**3.9**	60.4
Total derivative liabilities – current	34a)	**42.0**	169.8	**15.0**	149.1
Derivative liabilities – non-current					
Contracts with negative fair values					
The fair values of derivative financial instruments (debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**109.3**	70.0	**109.3**	70.0
Total derivative liabilities – non-current (debt related)		**109.3**	70.0	**109.3**	70.0
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		**0.4**	–	**–**	–
Forward currency contracts		**7.5**	–	**–**	–
Cross currency swaps		**0.7**	–	**0.7**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**19.9**	–	**19.9**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Interest rate swaps		**22.6**	–	**22.6**	–
Total derivative liabilities – non-current (non-debt related)		**51.1**	–	**43.2**	–
Total derivative liabilities – non-current	34a)	**160.4**	70.0	**152.5**	70.0
Total derivative liabilities		**202.4**	239.8	**167.5**	219.1

As noted within the summary of significant accounting policies, derivative financial instruments are initially recognised in the balance sheet at cost and subsequently remeasured to their fair value. Accordingly, there is no difference between the carrying value and fair value of derivative financial instruments at balance sheet date.

36. Related Parties

Parent entity

Coca-Cola Amatil Limited is the parent entity of the Group.

Subsidiaries

Interests in subsidiaries are set out in Note 31.

Key management personnel

Disclosures relating to key management personnel are set out in Note 33, and in the Directors' Report.

Related entities

The Coca-Cola Company (TCCC) directly and through its subsidiary, Coca-Cola Holdings (Overseas) Limited, holds 29.6% (2006: 32.1%) of the Company's fully paid ordinary shares.

Pacific Beverages Pty Ltd, a joint venture entity with SABMiller plc, is held 50% by CCA.

Transactions with related parties

	CCA Group		CCA Entity	
	2007 $M	2006 $M	**2007 $M**	2006 $M
Reimbursements and other revenue from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[1]	**35.5**	36.2	–	–
Associates of TCCC	**0.5**	21.2	–	–
Joint venture entity[2]				
Service fee	**0.9**	0.1	–	–
Subsidiaries				
Management and guarantee fees	–	–	**108.4**	438.3
Dividend income	–	–	**671.3**	20.5
Finance income	–	–	**124.5**	91.5
Purchases and other expense from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[3]	**736.7**	735.2	–	–
Other related parties	**8.9**	12.6	–	–
Subsidiaries				
Interest expense	–	–	**29.3**	31.4
Amounts owed by –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**20.6**	18.3	**0.1**	0.3
Associates of TCCC	–	0.7	–	–
Joint venture entity	**1.7**	3.6	–	1.5
Subsidiaries	–	–	**2,185.1**	2,029.5
Amounts owed to –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**151.2**	169.9	–	–
Other related parties	**0.8**	1.2	–	–
Subsidiaries	–	–	**512.1**	481.3

1 Under a series of arrangements, the Group participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate.

2 Represents the services provided to Pacific Beverages Pty Ltd and its subsidiaries under certain agreements and arrangements agreed between CCA and Pacific Beverages Pty Ltd and its subsidiaries.

3 Represents purchases of concentrates and beverage base for Coca-Cola trademarked products, and finished goods.

Terms and conditions of transactions with related parties

All of the above transactions were conducted under normal commercial terms and conditions.

Outstanding balances at year end are unsecured and settlement occurs in cash.

There have been no guarantees provided or received for any related party receivables. For the financial year ended 31 December 2007, the Group has not raised any allowance for doubtful receivables relating to amounts owed by related parties (2006: nil).

37. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain subsidiaries as indicated in Note 31 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of ASIC Class Order No. 98/1418, subsidiaries (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Consolidated balance sheets for the closed group	2007 $M	2006 $M
Current assets		
Cash assets	**329.4**	371.4
Trade and other receivables	**521.3**	563.7
Inventories	**538.3**	476.1
Prepayments	**22.3**	20.5
Derivatives	**13.0**	49.8
Total current assets	**1,424.3**	1,481.5
Non-current assets		
Other receivables	**223.3**	44.1
Investment in joint venture entity	**15.8**	1.5
Investments in securities	**999.9**	1,268.3
Investments in bottlers' agreements	**691.7**	691.7
Property, plant and equipment	**945.7**	894.7
Intangible assets	**492.2**	478.2
Prepayments	**8.5**	15.9
Derivatives	**83.9**	–
Total non-current assets	**3,461.0**	3,394.4
Total assets	**4,885.3**	4,875.9
Current liabilities		
Trade and other payables	**740.8**	340.9
Interest bearing liabilities	**171.1**	166.1
Current tax liabilities	**47.8**	27.1
Provisions	**71.6**	49.5
Accrued charges	**273.8**	220.7
Derivatives	**41.8**	169.5
Total current liabilities	**1,346.9**	973.8
Non-current liabilities		
Other payables	–	112.7
Interest bearing liabilities	**1,687.2**	1,893.5
Provisions	**12.1**	27.2
Deferred tax liabilities	**118.3**	112.8
Defined benefit superannuation plan liabilities	**15.1**	10.2
Derivatives	**160.4**	70.0
Total non-current liabilities	**1,993.1**	2,226.4
Total liabilities	**3,340.0**	3,200.2
Net assets	**1,545.3**	1,675.7
Equity		
Share capital	**2,027.8**	2,001.1
Shares held by equity compensation plans	**(16.3)**	(15.2)
Reserves	**61.9**	40.3
Accumulated losses	**(528.1)**	(350.5)
Total equity	**1,545.3**	1,675.7

37. Deed of Cross Guarantee continued

Consolidated income statements for the closed group	**2007 $M**	2006 $M
Profit before income tax expense	**199.9**	359.6
Income tax expense	**(125.4)**	(95.9)
Profit after income tax expense	**74.5**	263.7
Accumulated losses at the beginning of the financial year	**(350.5)**	(374.6)
Dividends appropriated	**(252.1)**	(239.6)
Accumulated losses at the end of the financial year	**(528.1)**	(350.5)

38. Events after the Balance Date

a) Off-market share buy-back

On 29 January 2008, CCA announced the successful completion of its $170.0 million off-market share buy-back. A total of 21.7 million shares were bought back at a price of $7.84, which represents a 14% discount to the market price (being the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including 25 January 2008).

The off-market share buy-back has no impact on the Group's financial results for the year ended 31 December 2007, and is not expected to impact on CCA's ability to fully frank its dividends in the future.

b) Pacific Beverages' brewery development

On 8 February 2008, CCA made a media announcement that Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc, will build a boutique premium brewery at Warnervale in the Central Coast region of New South Wales. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed in 2010 and will be jointly funded by CCA and SABMiller plc.

c) Dividend

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Fully franked per share ¢	Amount $M	Date payable
Ordinary	20.0	20.0	146.8	7 April 2008

The dividend has not been recognised as a liability in the 31 December 2007 financial statements.

In accordance with a resolution of the Directors of Coca-Cola Amatil Limited dated 13 February 2008, we state that –

In the opinion of the Directors –

a) the financial statements, notes and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity, are in accordance with the Corporations Act 2001, including –
   i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2007, and of their performance for the year ended on that date; and
   ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and
b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and
c) there are reasonable grounds to believe that the Company and the wholly owned subsidiaries identified in Note 31 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the Deed.

This declaration has been made after receiving the declarations required to be made to Directors by the Group Managing Director and Chief Financial Officer, in accordance with section 295A of the Corporations Act 2001 for the financial year ended 31 December 2007.

On behalf of the Directors

D.M. Gonski, AC
Chairman
Sydney
13 February 2008

T.J. Davis
Group Managing Director
Sydney
13 February 2008

ERNST & YOUNG

■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent auditor's report to the members of Coca-Cola Amatil Limited

We have audited the accompanying financial report of Coca-Cola Amatil Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures ("remuneration disclosures"), under the heading "Remuneration report" on pages 18 to 41 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Coca-Cola Amatil Limited is in accordance with the Corporations Act 2001, including:
   (i) giving a true and fair view of the financial position of Coca-Cola Amatil Limited and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.
2. the remuneration disclosures under the heading "Remuneration report" that are contained on pages 18 to 41 of the directors' report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst + Young

Ernst & Young

Trent van Veen
Partner
Sydney
13 February 2008

Liability limited by a scheme approved under
Professional Standards Legislation

Additional information required by Australian Securities Exchange Listing Rules is as follows. This information is current as at 4 March 2008.

Distribution Schedule of Shareholders

	Holders No.	Ordinary shares No.
1 – 1,000	20,765	8,136,817
1,001 – 5,000	13,877	31,781,047
5,001 – 10,000	2,116	14,898,242
10,001 – 100,000	1,286	29,957,476
100,001 and over	136	648,641,689
Total	**38,180**	**733,415,271**

There were 3,151 holders of less than a marketable parcel of 53 ordinary shares.

Substantial Shareholders

The names of substantial shareholders of the Company's ordinary shares (holding not less than 5%) who have notified the Company in accordance with section 671B of the Corporations Act 2001 are –

The Coca-Cola Company and its subsidiaries	223,049,276
Barclays Group	53,256,354

Top Twenty Registered Shareholders

	Ordinary shares No.	%
Coca-Cola Holdings (Overseas) Limited[1]	149,392,972	20.37
National Nominees Limited	100,321,856	13.68
HSBC Custody Nominees (Australia) Limited	97,760,256	13.33
J P Morgan Nominees Australia Limited	76,470,898	10.43
The Coca-Cola Company[1]	73,656,304	10.04
ANZ Nominees Limited	34,165,183	4.66
Citicorp Nominees Pty Limited	33,113,074	4.51
Cogent Nominees Pty Limited	16,731,210	2.28
Matila Nominees Pty Limited	10,486,834	1.43
UBS Nominees Pty Ltd	8,710,000	1.19
AMP Life Limited	7,736,069	1.05
RBC Dexia Investor Services Australia Nominees Pty Limited	4,267,512	0.58
Australian Foundation Investment Company Limited	4,123,386	0.56
Queensland Investment Corporation	2,347,091	0.32
Merrill Lynch (Australia) Nominees Pty Limited	2,227,461	0.30
PSS Board	2,177,185	0.30
IAG Nominees Pty Limited	1,978,744	0.27
Invia Custodian Pty Limited	1,686,641	0.23
Jikinta Investments Pty Limited	1,381,331	0.19
Djerriwarrh Investments Ltd	1,139,300	0.16
Total	629,873,307	85.88

1 Major holdings of The Coca-Cola Company.

Business activities

CCA is the largest non-alcoholic beverage company in the Asia-Pacific region and one of the world's top five Coca-Cola bottlers. CCA operates across 5 countries – Australia, New Zealand, Indonesia, Fiji and Papua New Guinea. CCA's diversified portfolio of products includes carbonated drinks, water, sports drinks, fruit juices, coffee, iced teas and packaged ready-to-eat fruit and vegetable products.

CCA produces the Australian market's number one cola brand – Coca-Cola; the number one non-sugar colas, diet Coke and Coca-Cola Zero; the number one bottled water brand, Mount Franklin and the number one sports beverage, Powerade Isotonic.

Pacific Beverages, CCA's 50:50 joint venture with one of the world's leading brewers, SABMiller, markets and distributes imported premium beers, Peroni Nastro Azzurro, Miller Genuine Draft, Miller Chill and Pilsner Urquell, in Australia and New Zealand.

CCA also sells and distributes the brands of premium spirits distributor Maxxium, which include Remy Martin Cognac, Jim Beam, ABSOLUT VODKA and Cointreau.

Annual General Meeting

CCA's Annual General Meeting will be held on Thursday, 15 May 2008 at the City Recital Hall, Angel Place (Pitt Street entrance), Sydney at 10am.

Voting rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the form of proxy to register their vote or vote online at www.linkmarketservices.com.au. Every member present personally or by proxy, attorney or representative shall on a show of hands have one vote and on a poll have one vote for every share held.

Listings

CCA shares are listed under the symbol CCL on Australian Securities Exchange (ASX). The securities of the Company are traded on ASX on the issuer sponsored sub-register or under CHESS (Clearing House Electronic Sub-register System).

CCA ordinary shares are traded in the United States in the form of American Depositary Receipts (ADRs) issued by The Bank of New York, as Depositary. Each ADR represents two ordinary shares. The ADRs trade over-the-counter under the symbol CCLAY.

Annual Reports

The CCA Annual Report is available at CCA's website www.ccamatil.com. Printed copies of Annual Reports are only mailed to those shareholders who elect to receive a printed copy. CCA encourages shareholders to receive notification of all shareholder communication by email and have internet access to documents including Company announcements, dividend statements and notices of shareholder meetings. In this way, shareholders receive prompt information and have the convenience and security of electronic delivery, which is not only cost effective but environmentally friendly.

Company publications

Other than the Annual Report, CCA publishes a Shareholder Review, sent to Shareholders with the Annual Report, the Factbook and CCA Shareholder News, a newsletter sent to shareholders with the interim dividend advice.

Share buy-back

The Company is not currently undertaking an on-market share buy-back. During the reporting year, CCA undertook an off-market share buy-back which closed on 25 January 2008 and resulted in 21.7 million shares being bought back and cancelled.

Website

All material contained in this report is also available on the Company's website. In addition, earnings announcements to ASX, media releases, presentations by senior management and dividend history are also published on the website. The address is www.ccamatil.com.

Dividends

In 2007, CCA paid fully franked dividends and has a payout policy of 70% to 80% of net profit, subject to the ongoing cash needs of the business. It is expected that dividends paid in the future will be fully franked for at least the next two years.

Dividend Reinvestment Plan

Participation in the Dividend Reinvestment Plan (DRP) is optional and available to all shareholders (except those with a registered address in the United States or in any place in which, in the opinion of the Directors, participation in the Plan is or would be illegal or impracticable). Shareholders may elect to participate for all or only some of their shares. Shares are currently issued under the DRP at a discount of 3% from the market price of CCA ordinary shares. The market price is calculated at each dividend payment, being the weighted average price of all ordinary CCA shares sold on ASX on the first day on which those shares are quoted ex dividend and the following nine business days. There are no brokerage, stamp duty or other transaction costs payable by participants.

Participation in the DRP is currently capped at 100,000 shares per shareholder.

Note: the DRP rules may be modified, suspended or terminated by the Directors at any time after giving one month's notice to DRP participants. For additional information and an application form, please contact our share registry, Link Market Services on 61 2 8280 7121.

Tax File Numbers

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or tax exemption details.

Change of address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Company Directories

Chairman

David Gonski, AC

Corporate Office

Terry Davis
Group Managing Director

George Forster
General Counsel and Company Secretary

Senior Management

Warwick White
Managing Director, Australasia

Nessa O'Sullivan
Chief Financial Officer, Operations

Ken McKenzie
Chief Financial Officer, Statutory & Compliance

George Adams
Managing Director, New Zealand & Fiji

Craig Richardson
Chief Financial Officer, New Zealand & Fiji

Peter Kelly
Managing Director, Asia

Bapak Mugijanto
President Commissioner, Indonesia

John Seward
Managing Director, Indonesia & PNG

Craig Green
Chief Financial Officer, Indonesia

Colin McVea
General Manager, PNG

Ian Furlong
General Manager, Fiji

Nigel Garrard
Managing Director, Food & Services

Steve Perkins
Chief Financial Officer, Food & Services

Registered Office

Coca-Cola Amatil Limited
71 Macquarie Street
Sydney NSW 2000

Ph: 61 132 653
Fx: 61 2 9259 6623

New Zealand
The Oasis, Mt Wellington
Auckland

Ph: 64 9 970 8000

Indonesia
Wisma Pondok Indah 2 – 14th & 15th Floor
Jl. Sultan Iskander Muda Kav. V-Ta
Pondok Indah Jakarta 12310

Ph: 62 21 8832 2222

Papua New Guinea
Erica Street
Lae, Morobe Province

Ph: 675 472 1033

Fiji
Ratu Dovi Road
Laucala Beach Estate

Ph: 679 394 333

SPC Ardmona
50 Camberwell Road
Hawthorn East Vic 3123

Ph: 61 3 9861 8900

Auditor

Ernst & Young
Chartered Accountants

Share Registry and Other Enquiries

For enquiries about CCA shares:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Ph: 61 2 8280 7121
Fx: 61 2 9287 0303
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

For enquiries about American Depositary Receipts (ADR):

BNY – Mellon Shareowner Services
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free (domestic): 1-888-BNY-ADRS
International: 1 212-815-3700
Email: shareowners@bankofny.com
Website: www.adrbny.com

For enquiries about the operations of the Company:

Investor Relations
71 Macquarie Street
Sydney NSW 2000

Ph: 61 2 9259 6159
Fx: 61 2 9259 6614
Email: aus_investor_relations@anz.ccamatil.com
Website: www.ccamatil.com

Calendar of Events 2008

Wednesday, 13 February 2008	2007 full year results announcement
Monday, 18 February 2008	Ex-dividend date (final dividend)
Friday, 22 February 2008	Record date for dividend entitlements
Monday, 7 April 2008	2007 final ordinary dividend paid
Thursday, 15 May 2008	2008 Annual General Meeting
Wednesday, 20 August 2008	2008 half year results announcement
Monday, 25 August 2008	Ex-dividend date (interim dividend)
Friday, 29 August 2008	Record date for dividend entitlements
Tuesday, 7 October 2008	2008 interim ordinary dividend paid

For more information on Coca-Cola Amatil please visit our website at

www.ccamatil.com

Notice of Meeting

Coca-Cola Amatil Limited ABN 26 004 139 397

Notice of Meeting

Coca-Cola Amatil Limited ABN 26 004 139 397

Notice is hereby given that the Annual General Meeting of Coca-Cola Amatil Limited will be held in the City Recital Hall, Angel Place, Sydney NSW on Thursday, 15 May 2008 at 10.00 am for the purpose of transacting the business set out in this notice.

Meeting of Shareholders

ORDINARY BUSINESS

1. Accounts

Discussion of the accounts for the year ended 31 December 2007 and the reports of the Directors and Auditor.

There is no vote on this item.

2. Remuneration Report

To adopt the Remuneration Report contained within the accounts for the year ended 31 December 2007.

The Remuneration Report is set out on pages 18 to 41 of the 2007 Annual Report. Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

3. Election of Directors

Mr W M King, AO and Mr D E Meiklejohn will retire in accordance with Article 6.3(b) of the Constitution and offer themselves for re-election.

Ms C M Brenner will retire in accordance with Article 6.3(i) of the Constitution and offers herself for re-election.

An explanatory note to this item appears on page 3.

SPECIAL BUSINESS

4. Increase in Directors' Fees

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, pursuant to Article 6.5(a) of the Constitution, the maximum amount of Directors' fees for their services as Directors be increased from the present limit of $1,500,000 per annum in aggregate to a limit of $2,000,000 per annum in aggregate."

An explanatory note to the above resolution appears on page 4.

5. Participation by Executive Director in the 2008-2010 Long Term Incentive Share Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Directors be permitted to invite Mr T J Davis to participate in the Coca-Cola Amatil Limited 2008-2010 Long Term Incentive Share Plan by offering him rights to acquire up to 247,844 fully paid ordinary shares in the Company in the manner set out in the Explanatory Notes to this Notice of Meeting."

An explanatory note to the above resolution appears on page 4.

Dated 15 April 2008.

By order of the Board
George Forster
General Counsel and Company Secretary
71 Macquarie Street
Sydney

Notes:

a) Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that for the purpose of the meeting all shares in the Company shall be taken to be held by the persons who were registered as shareholders at 10.00 am on 13 May 2008;

b) a member entitled to attend and vote is entitled to appoint a proxy;

c) a proxy need not be a member;

d) a member entitled to cast 2 or more votes may appoint 2 proxies;

e) where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If a member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the votes;

f) appointments of proxies must be received by the Company by 10.00am on 13 May 2008. Appointments may be returned in the enclosed reply-paid envelope to the Company's Share Registrar, Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235 or by fax on (02) 9287 0309 or lodged online at www.linkmarketservices.com.au.

g) The CCL 2007 Annual Report, which includes the Accounts for the year ended 31 December 2007, the Reports of the Directors and Auditor and the Remuneration Report, is available at CCL's website www.ccamatil.com.au. Printed copies of the 2007 Annual Report have been mailed only to those shareholders who have elected to receive a printed copy.

Explanatory Notes

ORDINARY BUSINESS

Resolution 3 – Election of Directors

The Board is comprised of 8 Non-Executive Directors and 1 Executive Director. The Board regularly reviews its composition to ensure there is an appropriate range of skills, and a broad mix of business talents, outlooks and backgrounds. All Directors have extensive business experience both in their chosen fields of endeavour and in business generally. Seven Directors live in Australia (5 in Sydney and 2 in Melbourne). Two Directors live overseas.

The Board considers that 6 of the 9 Directors (including the Chairman) are independent Directors. Of the other 3, 2 are nominees of the major shareholder and one is the Managing Director.

Under the provisions in the Company's Constitution for the rotation of Directors, Mr King and Mr Meiklejohn will retire at this Annual General Meeting and will offer themselves for re-election. Ms Brenner was appointed to the Board on 2 April 2008 and in accordance with the Constitution will offer herself for re-election.

Background information on each Director who is seeking re-election is provided below.

Wallace (Wal) Macarthur King, AO

Mr King joined the Board in February 2002 and is a member of the Related Party Committee, the Nominations Committee and the Compliance & Social Responsibility Committee.

The Board has determined that Mr King, a Non-Executive Director, is an independent Director.

A full Curriculum Vitae of Mr King is set out in Appendix 2 to this Notice.

David Edward Meiklejohn

Mr Meiklejohn joined the Board in February 2005 and is Chairman of the Audit & Risk Committee, and a member of the Nominations Committee, the Related Party Committee and the Compliance & Social Responsibility Committee.

The Board has determined that Mr Meiklejohn, a Non-Executive Director, is an independent Director.

A full Curriculum Vitae of Mr Meiklejohn is set out in Appendix 2 to this Notice.

Catherine Michelle Brenner

Ms Brenner was appointed a Director on 2 April 2008 and is a member of the Related Party Committee and the Nominations Committee.

The Board has determined that Ms Brenner, a Non-Executive Director, is an independent Director.

A full Curriculum Vitae of Ms Brenner is set out in Appendix 2 to this Notice.

Resolution 4 – Increase in Directors' Fees

The current maximum amount available for payment of Non-Executive Directors' fees in aggregate each year is $1,500,000. This amount was established at the Annual General Meeting held in May 2005.

Based on advice received from external remuneration consultants (via the Compensation Committee), Non-Executive Directors fees are reviewed annually and set and approved by the Board with Non-Executive Directors abstaining from voting on the matter. The next review is scheduled to be effective from 1 January 2009.

The number of Directors has increased from 7 Non-Executive Directors to 8 and, although this number may change from time to time, the proposed increase is required for flexibility. It is emphasised that this is a maximum limit and does not indicate that fees will be increased immediately to that limit.

Voting Exclusions

The Company will disregard any votes cast on this resolution by:

- any Director; and
- any associate of those persons.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 – Participation by Executive Director in the 2008-2010 Long Term Incentive Share Plan

Approval is being sought to allow Mr Davis to participate, as an Executive Director of the Company, in the 2008-2010 Long Term Incentive Share Plan ("**LTISP**").

The LTISP is a performance-based share plan that was established in 2002 replacing both a cash long term incentive plan and subsequently a non hurdle based option plan. Details of the four most recent plans (2004-2006 LTISP, 2005-2007 LTISP, 2006-2008 LTISP and 2007-2009 LTISP), including the performance of each of these Plans as at 31 December 2007, are disclosed in the Remuneration Report within the Company's 2007 Annual Report.

Mr Davis' potential allocation of shares under the 2008-2010 LTISP (as set out in the table below) increases from a maximum of 205,200 shares for the 2007-2009 LTISP to a maximum of 247,844 shares for the 2008-2010 LTISP (an increase of 42,644 shares or an increase of approximately 21%). However the maximum for the 2008-2010 LTISP is still 72,156 shares less than the maximum of 320,000 shares granted for the 2006-2008 LTISP.

The dual performance hurdles in the 2008-2010 LTISP continue unchanged to that of the 2007-2009 LTISP, being a Total Shareholder Return ("**TSR**") hurdle (and since 2006 with two Peer Groups) and average annual growth in Earnings Per Share ("**EPS**").

The two components in the 2008-2010 LTISP are subject to separate performance measures as follows:

Component	Shares Threshold	Maximum
A – Peer Group 1	31,600	61,961
Peer Group 2	31,600	61,961
B	63,200	123,922
Total	126,400	247,844

Component A

Component A of Mr Davis' participation in the LTISP is subject to measurement of the Company's TSR from 1 January 2008 to 31 December 2010. The TSR performance hurdle will be measured against two peer groups (which are identified in Appendix 1 to these Explanatory Notes). Half of the TSR performance will be measured against Peer Group 1 and half will be measured against Peer Group 2.

If the Company's TSR ranking for the 3 year period against Peer Group 1 meets or exceeds the 51st percentile, Mr Davis will be awarded 31,600 shares. As TSR performance exceeds the 51st percentile, the number of shares to be awarded will be scaled up to a maximum of 61,961 shares (or 196.1% of the threshold award) which will be awarded if the Company's TSR performance meets or exceeds the 75th percentile. The same tests will apply against Peer Group 2.

In summary:

TSR Percentile	Percentage of Threshold Awarded	Peer Group 1 (number of shares)	Peer Group 2 (number of shares)	Total TSR Shares Awarded
51st percentile	100.00%	31,600	31,600	63,200
55th percentile	117.60%	37,176	37,176	74,352
60th percentile	137.30%	43,372	43,372	86,744
65th percentile	156.90%	49,569	49,569	99,138
70th percentile	176.50%	55,765	55,765	111,530
75th percentile	196.10%	61,961	61,961	123,922

(If the TSR percentile achieved is between two of the percentiles detailed above, then the equivalent pro-rata is applied to the applicable award of shares, on a straight line basis.)

If the TSR measure is not achieved against either one or both of the Peer Groups at the end of the 3 year period, then that part or parts of this Component A will be re-tested at the end of each subsequent quarter up to the end of year 4 (ie: one further year of testing up to 31 December 2011). The re-testing for each Peer Group ceases at the earlier of one year after the initial test or when the TSR hurdle first vests.

Component B

Component B of Mr Davis' participation in the LTISP is subject to measurement of the Company's average annual growth in EPS from 1 January 2008 to 31 December 2010. If average growth in EPS is less than 8.2% per annum, no shares will be awarded to Mr Davis. If average growth in EPS is 8.2% per annum, Mr Davis will be awarded 63,200 shares. To the extent that average growth in EPS exceeds 8.2% per annum (up to 16% per annum), then the shares awarded to Mr Davis will be scaled up to a maximum of 123,922 (or 196.1% of the threshold award). No re-testing applies to this component.

Annual Average Growth in EPS	Percentage of Threshold Awarded	Shares Awarded
8.2% growth	100.00%	63,200
9.0% growth	117.60%	74,352
10.0% growth	137.30%	86,744
15.0% growth	166.70%	105,334
16.0% growth	196.10%	123,922

(If the Annual Average Growth in EPS achieved is between two of the percentages detailed above, then the equivalent pro-rata is applied to the applicable award of shares, on a straight line basis.)

Summary

The approximate value of the 126,400 threshold number of shares using CCA's share price as at 31 December 2007 of $9.48 = $1.2 million (or if the 2007-2009 LTISP fair value at grant date of $7.70 was used, this would value the shares at $0.97 million). The LTISP component represents approximately 20% of Mr Davis' on-target remuneration package of $5.9 million.

All shares to which Mr Davis may become entitled as a result of his participation in the 2008-2010 LTISP will be allocated in respect of the 2008-2010 performance period by no later than 28 February 2012.

The shares will be acquired by the Trustee of the LTISP on behalf of Mr Davis either by purchase of shares at the prevailing market price or by subscription for new shares in the Company at no cost to Mr Davis.

Since the 2007 Annual General Meeting, 193,429 shares have been acquired on behalf of Mr Davis under the 2005-2007 LTISP, at no cost to him.

The proposal by the Board to offer shares under the LTISP to Mr Davis has been recommended by the Compensation Committee following detailed reviews and advice from external remuneration consultants. The cost to the Company in relation to the acquisition of any shares by the Trustee on behalf of Mr Davis will be expensed in the financial statements over the vesting period in accordance with the relevant accounting standards.

Details of any shares awarded to Mr Davis under the LTISP will be published in each annual report of the Company relating to the performance period in which the shares have been awarded together with a statement that approval for the award of the shares was obtained from shareholders.

There are no Executive Directors on the Board, other than Mr Davis, and no other Directors on the Board who qualify for participation in the LTISP. Should that change, no Director will be entitled to participate in the LTISP unless their participation is approved by shareholders.

Voting Exclusions

The Company will disregard any votes cast on this resolution by:

- Mr Davis; and
- any associate of Mr Davis.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Directors' Recommendation

The Directors, other than Mr Davis, recommend that shareholders vote in favour of this resolution. Mr Davis makes no recommendation in light of his personal interest in this resolution.

Appendix 1

2008-2010 LTISP

Company Name	Peer 1	Peer 2
ABB Grain Limited		Yes
ABC Learning Centres	Yes	
AGL Energy Limited	Yes	
Altria Group Inc		Yes
Amcor Limited	Yes	
Aristocrat Leisure Limited	Yes	
Asciano Group	Yes	
Australian Agricultural Company Limited		Yes
Australis Aquaculture Limited		Yes
AWB Limited		Yes
Babcock & Brown Infrastructure Group	Yes	
Billabong International Limited	Yes	
BlueScope Steel Limited	Yes	
Boart Longyear Limited	Yes	
Boral Limited	Yes	
Brambles Industries Limited	Yes	
Caltex Australia Limited	Yes	
Clean Seas Tuna Limited		Yes
Cochlear Limited	Yes	
Cockatoo Ridge Wines Limited		Yes
Computershare Limited	Yes	
Connecteast Group	Yes	
Consolidated Media Holdings Limited	Yes	
Constellation Brands, Inc		Yes
Costaexchange Ltd		Yes
Crown Limited	Yes	
CSL Limited	Yes	
CSR Limited	Yes	
David Jones Limited	Yes	
Downer EDI Limited	Yes	
Dyno Nobel	Yes	
Fairfax Media Limited	Yes	
FFI Holdings Limited		Yes
Foster's Group Limited		Yes
Futuris Corporation Limited		Yes
GrainCorp Limited		Yes
GSF Corporation Limited		Yes
Harvey Norman Holdings Limited	Yes	
Incitec Pivot Limited	Yes	

Company Name	Peer 1	Peer 2
James Hardie Industries N.V.	Yes	
Leighton Holdings Limited	Yes	
Lion Nathan Limited		Yes
Little World Beverages Limited		Yes
Macquarie Airports	Yes	
Macquarie Communications Infrastructure Group	Yes	
Macquarie Infrastructure Group	Yes	
Maryborough Sugar Factory Limited		Yes
McGuigan Simeon Wines Limited		Yes
Metcash Limited		Yes
Namoi Cotton Co-operative Limited		Yes
News Corporation Inc (Voting CDI)	Yes	
OneSteel Limited	Yes	
Orica Limited	Yes	
Patties Foods Ltd		Yes
Primeag Australia Limited		Yes
Qantas Airways Limited	Yes	
Ridley Corporation Limited		Yes
Select Harvests Limited		Yes
Sigma Pharmaceuticals Limited	Yes	
Sims Group Limited	Yes	
Sonic Healthcare Limited	Yes	
Symbion Health Limited	Yes	
Tabcorp Holdings Limited	Yes	
Tandou Limited		Yes
Tassal Group Limited		Yes
Tatts Group Limited	Yes	
Telecom Corporation of New Zealand Limited	Yes	
Telstra Corporation Limited	Yes	
Toll Holdings Limited	Yes	
Transurban Group	Yes	
United Group Limited	Yes	
Warrnambool Cheese & Butter Factory Company Holdings Limited		Yes
Wesfarmers Limited	Yes	
West Australian Newspapers Holdings Limited	Yes	
Woolworths Limited		Yes
Worleyparsons Limited	Yes	

Appendix 2

RE-ELECTION OF DIRECTORS

Following is a Curriculum Vitae for each of the Directors standing for re-election at the meeting.

Wallace (Wal) Macarthur King, AO

Wal King was born and educated in New South Wales and graduated from the University of New South Wales in 1966 with a Bachelor of Engineering Degree and a Master of Engineering Science Degree in 1968.

He began his career with Leighton in 1968 working on major construction projects all over Australia and quickly moved into management, becoming a Director of Leighton Holdings Limited in 1975 and being appointed CEO of Leighton Holdings in February 1987. He is also a Director of all major operating subsidiaries.

Under his leadership, the Leighton Group has grown from an organisation with a market capitalisation of around $100 million and revenue of around $1 billion to one with a market capitalisation of $15 billion and annual revenue of more than $12 billion. The organisation now has a very diversified base of construction, property and services businesses in Australia, Asia and the Gulf region, and is the largest contract miner in the world. The Group directly employs over 27,000 staff and has some 60,000 people employed on its projects globally.

Mr King participates in various business groups and is President of the Australian Constructors Association. He is also a Director of the University of New South Wales Foundation Limited; a Council Member of the University of New South Wales and the Business Council of Australia; a Foundation Member of The Committee for Sydney Inc and the New South Wales Infrastructure Council; and a Founding Councillor of the Australia Business Arts Foundation.

Mr King is an Honorary Fellow of the Institution of Engineers Australia; a Foundation Fellow of the Australian Institute of Company Directors, and a Fellow of the Australian Institute of Management, the Australian Institute of Building and the Australian Academy of Technological Sciences and Engineering. He is also a Member of the American Society of Civil Engineers.

Wal King was the 2001 winner of the ICAA/Zurich Business Leader of the Year Award. He was also awarded the 2001 Peter Nicol Russell Memorial Medal – The Institution of Engineers Australia's highest award, and was presented Life Membership by the Tourism and Transport Forum for his contribution to the development of Australian transport infrastructure.

In October 2002, Wal King was conferred an Honorary Doctorate of Science by the University of New South Wales for his distinguished eminence in the field of construction engineering.

He joined the Board of Coca-Cola Amatil Limited in February 2002.

David Edward Meiklejohn

David Meiklejohn was born and educated in Queensland and graduated from The University of Queensland with a Commerce Degree and a Diploma in Education. After a short term as a high school teacher, he joined the pulp and paper manufacturer, APM Limited in Queensland in 1966 and transferred to the head office in Melbourne in 1967 as a Cost Accountant. He remained with APM (subsequently Amcor Limited) until his retirement from Amcor in June 2000.

During his career he progressively occupied all of the senior accounting positions in the head office moving from Chief Accountant of APM to Finance Manager and then Chief Financial Officer in 1981. In the period prior to 1981, he also managed the company's Fairfield Mill in Melbourne from 1979 to 1981 and attended the Stanford Executive Program in 1976.

Appendix 2 (continued)

RE-ELECTION OF DIRECTORS (CONTINUED)

He was appointed an Executive Director of Amcor Limited in 1985 and worked closely with the Board and the CEO as the company was transformed from a domestic pulp and paper manufacturer to a global packaging giant. He was directly involved in many major acquisitions, both in Australia and overseas and was responsible for all of the accounting, taxation and funding issues throughout the Group. He retired from Amcor in 2000 and accepted the position as Chairman of PaperlinX Limited which was spun out of Amcor in that year. Prior to his retirement from Amcor, he was also Chairman of Kimberly Clark Australia Limited and a director of Mayne Nickless Limited and Colonial Limited. Since retirement, he has served on the boards of other companies and was at different times Chairman of SPC Ardmona Limited, Deputy Chairman of GasNet Australia Limited and a director of WMC Resources Limited and Treasury Corporation of Victoria Limited.

Today, besides being a director of this Company, he is Chairman of PaperlinX Limited and a director of Australia & New Zealand Banking Group Limited and Mirrabooka Investments Limited. Recognised as a financial expert because of his commercial and accounting experience, he is Chairman of the Audit Committees of ANZ and Mirrabooka.

He has served on the Committee of the Melbourne Cricket Club since 1987 and during this time has been Treasurer (for 9 years) and a Vice President (for 6 years). He was elected President of this famous club in February 2007. He was also a member of the Finance Committee for the Murdoch Institute for some years and is currently involved in a group raising funds for research into prostate cancer.

He joined the Board of this Company after the acquisition of SPC Ardmona Limited in 2005.

Catherine Michelle Brenner

Catherine Brenner was born in Gundagai and educated in New South Wales. She graduated from Macquarie University with an economics degree and a law degree. She completed her Masters of Business Administration at the Australian Graduate School of Management.

After completing the professional program at the New South Wales College of Law, she was admitted to practice as a Legal Practitioner in the Supreme Court of NSW. Ms Brenner joined Phillips Fox Solicitors following university where she practiced in the corporate division of the firm until early 1997.

In early 1997, she joined the investment bank, BZW (subsequently ABN AMRO). During her career in investment banking she worked her way up to Managing Director and also held senior roles in the mergers and acquisitions and equity capital markets divisions. She has recently left ABN AMRO to focus on her non-executive directorships.

As an investment banker, she has provided advice to a range of clients including the Federal Government, various State Governments, Lend Lease, Westfield, SingTel Optus, AGL and BHP Billiton. She has worked on over $250 billion of corporate restructurings, takeovers, capital raisings, capital structuring, divestments and acquisitions of businesses and privatisations.

In addition to her directorship of Coca-Cola Amatil, she is a non executive independent director of Centennial Coal Company Limited and Cryosite Limited. She is the Chairman of the Remuneration and Safety Committees at Centennial Coal Company Limited. Her prior directorships include Trafalgar Corporate Group Limited (2003 – 2008).

Ms Brenner has been a director of the Australian Brandenburg Orchestra since 2006. She is the Chairman of its Finance, Audit and Risk Committee. She is also a Member of the Takeovers Panel.

She joined the Coca-Cola Amatil Board in April this year.

Coca-Cola Amatil Limited

COCA-COLA CCA AMATIL


SUGAR FREE
Creaming Soda
Diet Coke
Goulburn Valley
GV to GO!
pump
750 mL
Fanta
pumped
250mL
Sprite Zero
Coca-Cola
POWERADE
ISOTONIC
zero

2007 Shareholder Review

Financial Highlights


653.1
03
04
05
06
07

Earnings before interest and tax ($m) [1]


366.3
03
04
05
06
07

Net profit ($m) [1]


10.2
19.0
03
04
05
06
07

Return on capital employed (ROCE) (%) [1]


35.5
03
04
05
06
07

Dividends per share (cents)

13.2% increase in net profit

12.5% increase in earnings

ROCE increased to **19.0%**

9.2% increase in dividends per share

1 Before significant items and 2003 financial information has been prepared under the previous framework of Australian Accounting Standards (AGAAP)

Dear Shareholder,

In 2007 Coca-Cola Amatil (CCA) achieved a *record result* driven by the strong performance of the Australian and New Zealand beverage businesses, an excellent result from Indonesia and a solid contribution from our emerging alcoholic beverage business. The result has been driven by improved pricing and product mix, a number of successful new product launches, and the incremental earnings generated by our significant capital investment program and the Trans-Tasman business integration. CCA continues to focus on *innovation* and *expansion* of the brand portfolio, increasing the availability of its products. In doing so, CCA is able to *refresh*, *hydrate* and *energise* our consumers – all day, every day.

Terry Davis
Group Managing Director



Coca-Cola
zero
Diet Coke
NEW
POWERADE
ISOTONIC
MOUNT FRANKLIN

Year in Review

In 2007 CCA achieved a record result, delivering net profit after tax of $366.3 million, before significant items, an increase of $42.8 million or 13.2% on 2006.

CCA's profit result has been achieved through the strong performance of the Australian and New Zealand beverage businesses, an excellent result from Indonesia and a solid contribution from our emerging alcohol business.

The result has been driven by improved pricing and product mix, a number of successful new product launches, and the incremental earnings generated by our significant capital investment program and the Trans-Tasman business integration.

Our strong financial performance enabled the Board to increase the final dividend to 20.0 cents a share, fully franked. This gives a total fully franked dividend for the year of 35.5 cents a share, a 9.2% increase on last year, representing a payout ratio of 73.0% of net profit, before significant items.

Over the past five years, we have delivered average net profit after tax growth of 12.3% per annum, before significant items, underpinning the 13.9% per annum average increase in dividends paid to shareholders over that period.


KIRKS
ORIGINALS
Lemonade
KIRKS
SUGAR FREE
POWERADE
Isotonic
pumped


zero sugar
Genuine
JIM BEAM
Miller
CHILL
and


Ardmona
Rich & Thick
Moroccan Style
Ardmona
Pizza Sauce
BBQ Style
SPC
new
Jelly
Crushers

2007 has been marked by the delivery on all of the primary business drivers identified in our strategic review in April 2007.

1. Expand the product portfolio

We have continued to expand our non-alcoholic beverage portfolio with a number of successful new product launches, including Pumped flavoured water, new Powerade Isotonic flavours, Goulburn Valley premium juice, smoothies and fresh flavoured milk and the Kirks Sugar Free range.

2. Develop an alcoholic beverages business in Australia and New Zealand

In alcohol, we launched our premium beers – Peroni, Pilsner Urquell and Miller Genuine Draft – in New Zealand. Miller Chill was launched in Australia, the first significant beer innovation in Australia for many years, and we also successfully launched Jim Beam & Zero Sugar Cola.

CCA's rapidly-growing alcohol business generated over $300 million in revenue[1] in 2007 from the sale of Pacific Beverages' premium beers and the Maxxium spirits portfolio, delivering solid incremental earnings to CCA.

3. Maintain our commitment to Indonesia, PNG and Fiji

Additional capital investment in Indonesia over the last two years in new can, PET and hot-fill production capacity continued to drive profitable growth in the modern food store channel.

4. Create a world-class operating system

The integration of CCA's Australian and New Zealand beverage businesses delivered savings in 2007 of over $10 million from improved revenue management initiatives and procurement savings. And further opportunities have been identified for 2008.

The investment in a new technology platform across Australia and New Zealand is expected to deliver many process and operating efficiencies to the organisation and will be phased in over the next few years.


Goulburn Valley
Guava Berry Crush
Goulburn Valley
Mango Meltdown
Wild Strawberry
Milk Chocolate
Mocha

1 Includes Maxxium revenue which is not reported in CCA accounts

Operations Review

CCA's continuing operations delivered EBIT of $648.4 million, an increase of 15.3% on 2006.

Australia achieved an excellent result with EBIT growth of 12.3% on strong trading revenue and volume growth of 9.1% and 2.6% respectively.

The result was achieved by CCA's continued focus on new product and package innovation and price realisation, and was supported by the emerging alcohol business.

CCA's continued investment in new higher value premium products and packages such as Brand Coke in 385ml glass and slim line cans, Powerade Isotonic, and Pumped flavoured water delivered strong growth for the year as consumers responded positively to CCA's increased range of premium brand and pack combinations.

New Zealand & Fiji recovered from a difficult 2006 trading year to deliver a record EBIT growth of 19.5% on revenue growth of 9.1% and volume growth of 1.5%. This was an excellent result given the business was cycling the successful launch of Coca-Cola Zero in New Zealand in the first half of 2006.

Indonesia & PNG – The region more than doubled EBIT to $36.8 million, with strong volume growth of 7.2% and revenue growth of 4.5% as the economic recovery in Indonesia that commenced in the second half of 2006 continued throughout 2007.

Food & Services delivered EBIT growth of 5.1% on revenue growth of 5.5%, which was a solid result and was achieved despite the continuing impact on SPC Ardmona of the drought, increased commodity prices and increased competition from imported packaged fruit and vegetable products.

Pacific Beverages, CCA's alcoholic beverage JV with SABMiller achieved strong penetration with its premium beer brands particularly Peroni Nastro Azzurro and Miller Genuine Draft, achieving volume growth of more than 150% over 2006 when the brands were under other distribution arrangements.

15.3%

Increase in earnings to $648.4 million


PERONI
NASTRO AZZURRO
Pilsner Urquell
PLZEN . CZECH
Miller
GENUINE DRAFT

Acquisition of Bluetongue Brewery

On 5 December 2007, Pacific Beverages acquired Bluetongue Brewery. Bluetongue's premium beer brands include Bluetongue Premium Lager, Bluetongue Premium Light, Bluetongue Traditional Pilsner, Bluetongue Alcoholic Ginger Beer, and Bondi Blonde. The acquisition of Bluetongue Brewery adds a fast-growing and uniquely Australian premium beer brand to Pacific Beverages' existing portfolio of imported premium beers and fits perfectly with CCA's strategy of developing a material presence in the Australian premium beer market.


Sweet As
L&P
LEMON & PAEROA
GREEN

Brewery Development

Pacific Beverages intends to establish a boutique premium brewery at Warnervale in New South Wales in order to further accelerate its premium beer strategy. The brewery site, when completed, will enable Pacific Beverages to materially increase production of Bluetongue to meet increased national demand, while also providing capacity for the potential production of other Australian premium beer brands. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed during 2010 and will be jointly funded by CCA and SABMiller.

Off-Market Share Buy-Back

CCA successfully completed an off-market share buy-back on 29 January 2008. A total of 21.7 million shares, or approximately 2.9% of CCA's issued shares, were bought back at a price of $7.84, representing a maximum 14% discount to the applicable market price.

Disposal of the South Korean Business

CCA completed the sale of its South Korean business to LG Household & Health Care Ltd (LGH&H) on 24 October 2007 for $520 million including net debt. The final loss on disposal after income tax expense was $49.4 million, or $46.3 million on a pre tax basis. This amount has been recognised as a significant item for 2007.


Coca-Cola
Coke

Year in Review continued

Outlook for 2008

CCA's strategy to focus on organic growth over the last two years has proven to be the correct path, and our management team is highly focussed on delivering leading brands to the market. As a result, the Company is in excellent shape to respond to changes in economic conditions.


POWERADE
Isotonic
POWERADE
Energy Edge
POWERADE
Recovery

The priorities for 2008 will be the continued expansion of CCA's non-alcoholic and premium alcoholic beverage portfolio and further realising the benefits of its Trans-Tasman business integration program. This will be achieved through significant capital and technology investments in Australia and New Zealand in cold drink equipment, automated warehousing, systems infrastructure and increased beverage production capacity.

We have some exciting new product launches in the pipeline for this year, with our major new product for the year, Glacéau Vitamin Water, launched in Australia in February. Glacéau has been a huge success in the United States where it now leads the enhanced water category.

CCA is on track to continue the expansion of its multi-beverage strategy in 2008

The consumer spending environment will have challenges in 2008 with interest rate rises, higher petrol prices and higher food inflation. However, on the plus side, employment in Australia and new demand remains very strong and there are income tax cuts legislated for July. With the sale of the South Korean business, our balance sheet is very strong and the 4.7 times EBIT interest cover is the highest interest cover in over 10 years.

We expect to be able to deliver good revenue growth in 2008.

At this early stage, we remain optimistic that our strong performance in 2007 has established a sound platform for 2008 and that the business is in excellent shape to respond appropriately to changes in economic conditions or consumer sentiment.


vitaminwater.
essential
vitaminwater.
energy
500mL
500mL

Five Year Financial Summary

		2007	2006	2005	2004	2003[1]
Income Statement						
Trading Revenue	$ million	**4,393.2**	4,353.1	4,021.4	3,450.1	3,357.1
EBIT – before significant items	$ million	**653.1**	580.5	570.6	518.3	470.0
Net Profit – before significant items	$ million	**366.3**	323.5	320.5	274.3	238.8
Significant Items (net of tax)	$ million	**(55.6)**	(41.1)	–	2.3	(44.6)
Net Profit	$ million	**310.7**	282.4	320.5	276.6	194.2
Balance Sheet						
Net Debt	$ million	**1,607.3**	2,074.6	2,132.7	1,536.8	1,579.5
Equity	$ million	**1,440.7**	1,470.7	1,424.8	932.5	2,921.7
Capital Employed	$ million	**3,048.0**	3,545.3	3,557.5	2,469.3	4,501.2
Key Ratios						
Capital Expenditure to Revenue[3]	%	**6.8**	6.5	7.5	6.1	4.8
Return on Average Capital Employed[2]	%	**19.0**	16.3	17.5	21.6	10.2
EBIT Interest Cover[2]	times	**4.7**	4.0	4.1	4.7	4.1
Net Debt to Equity	%	**111.6**	141.1	149.7	164.8	54.1
Per Share Information						
Earnings per Share – before significant items	cents	**48.6**	43.2	43.3	39.0	34.3
Earnings per Share	cents	**41.3**	37.7	43.3	39.3	27.9
Dividends per Share	cents	**35.5**	32.5	31.5	28.0	23.0
Level of Franking – Final	%	**100**	100	100	100	75
– Interim	%	**100**	100	100	100	50

1 2003 financial information has been prepared under the previous framework of Australian Accounting Standards (AGAAP)

2 Before significant items

3 2004-2007 capital expenditure includes purchases of returnable containers owing to a change in accounting policy in 2004, whereby returnable containers were classified from inventories to property, plant and equipment. 2003 has not been restated for this change.

Corporate Social Responsibility

Environment

During Australia's worst drought in 100 years, CCA embarked on a plan to save water which has resulted in a remarkable milestone – becoming the most water efficient non-alcoholic beverage bottler in our industry in the world. In 2007 our Northmead plant in Sydney was awarded a 5-star rating for water management from Sydney Water – the first for a manufacturing industry.

At Northmead, we are building two underground rainwater harvesting tanks – the size of two Olympic swimming pools – to capture water from the new warehouse roof. The water will be piped underneath the highway to irrigate a neighbourhood park.

As well, we are saving an extra 7[illegible] million litres (71 Olympic swimming pools) of water thanks to "dry-lube" technology being installed on all Australian production lines.

Other significant environmental achievements include the continued "lightweighting" of beverage containers, saving 21,000 tonnes of PET since 2003 and a further reduction in the product to packaging ratio by weight from 14.8:1 in 2006 to 13.7:1 in 2007.

We opened two more public place recycling stations at Australia Zoo in Queensland and Australia Square in Sydney and turned off the iconic Coke sign in Kings Cross for Earth Hour.

For more information on sustainability you can download Citizenship @ CCA from our website at www.ccamatil.com



Marketplace

We are proud of our Northern Territory team's strategy to help remote indigenous communities implement healthier lifestyles, mainly by encouraging indigenous store owners to sell more water, sugar-free soft drinks and fruit juice over traditional sugar soft drinks.

This Healthy Community Strategy in the Top End is supported by the Coca-Cola Australia Foundation's Healthy Bodies Healthy Minds Week in Tennant Creek and by a $60,000, three-year sponsorship of the AFL's Healthy Lifestyles carnivals.

In New Zealand, a Sprite Zero pilot in conjunction with a health board's diabetes campaign resulted in a 17% decrease in sugar intake across participating McDonald's restaurants. As a result, Sprite Zero has replaced Sprite across McDonald's network nationally.

Community

In its second "pink lids" year Mount Franklin donated more than $300,000 to the National Breast Cancer Foundation, an increase of $130,000 from 2006. CCA staff donated $70,000 to charities through our workplace giving program Thirst For Giving, and donated 2000 books to the "Share-a-Book" library at Tennant Creek.

SPC Ardmona committed more than $10 million of initiatives to ensure the viability of fruit and tomato growers in the Goulburn Valley during the drought.

In PNG we donated 5000 cartons of bottled water to flood victims and in Indonesia the Cinta Air (Love Water) project in West Java restored safe drinking water to local communities and held education sessions on water, recycling and health.





Shareholder information

Shareholder enquiries

Investors seeking information about their shareholding should contact the Company's Share Registry. Shareholders should have their Security holder Reference Number (SRN) or Holder Identification Number (HIN) available when contacting the Share Registry.

Share Registry contact details

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Ph: 61 2 8280 7121
Fx: 61 2 9287 0303
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

For enquiries about American Depositary Receipts (ADR):

BNY – Mellon Shareowner Services
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free (domestic): 1-888-BNY-ADRS
International: 1 212-815-3700
Email: shareowners@bankofny.com
Website: www.adrbny.com

Voting rights

Ordinary shares – entitle the holder to one vote, except on a poll where each share is entitled to one vote.

Website

The Annual Report and Shareholder Review are available on the website:
www.ccamatil.com

How to contact us

Coca-Cola Amatil Investor Relations
71 Macquarie Street
Sydney NSW 2000
Ph: 61 2 9259 6159
Fx: 61 2 9259 6614
Email: aus_investor_relations@anz.ccamatil.com

Shareholder Review

The Shareholder Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Coca-Cola Amatil's financial performance, financial position or financing or investing activities. Financial commentary within this review has been derived from the Coca-Cola Amatil Annual Report for the year ending 31 December 2007.

You may obtain a copy of the Annual Report from our website.

Coca-Cola Amatil Limited
ABN 26 004 139 397


POWERADE
Energy Edge
Caffeine
pre sport
grinders
BRAZIL
Goulburn Valley
GV to GO!
fresfea
Two Fruits
SPC
Baked beans
DEEP SPRING

END